SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter Annex – 2Q17

I. Financial Information of the Companies

II. Financial Analysis of the Companies

III. Operating Information of the Companies

version 1.0

Summary

I. Financial Information of the Companies

II. Financial Analysis of the Companies

Generation and Transmission

Distribution

III. Operating Information of the Companies

Generation Data

Transmission Data

Distribution Data

Employees Data

Investments Data

SPEs Data

The Marketletter – Annex can be found in .xls format at our website:
www.eletrobras.com/elb/ri

Conference Call in Portuguese
August 15th
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phone: (11) 3137-8037

Conference Call in English
August 15th
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phone: (11) 3137-8037

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/elb/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Markets Department
Bruna Reis de Arantes
Bernardo Pinheiro Magalhães
Fernando D'Angelo Machado
Maria Isabel Brum

Intern:
Daniel Pinto Cabral Claudiano

Get to know the Eletrobras **IR Ombudsman**, an exclusive platform for receiving and forwarding suggestions, complaints, and requests from protesters regarding the securities market on our Investor Relations website.

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

ASSETS 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	52,037	306,379	43,991	42,584	4,241	9,859	13,409	5,453
Accounts Receivable, net	1,265,119	469,396	972,410	1,261,895	-	322,038	72,503	324,314
Financing and Loans	338	32	-	-	-	-	-	-
Marketable Securities	264,838	35,526	387,544	956,710	43,922	95,345	-	36,009
Dividends to Receive (Remuneration of Equity Participations)	71,650	48,666	12,443	-	1,401	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	19,813	13,856	5,838	296,419	691	7,081	2,068	607
Income Tax and Social Contribution	91,254	121,265	15,562	-	2,758	-	-	-
Derivatives	-	-	-	173,255	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	17,235	-
Guarantees and Linked Deposits	-	15,046	1,992	-	-	-	-	27,670
Inventory	32,145	75,621	34,456	123,776	-	89,770	29,728	21,495
Nuclear Fuel Inventory	-	-	-	-	-	455,737	-	-
Financial Assets	3,322,478	2,220,317	537,612	1,373,308	-	-	-	240,362
Hydrological risk	82,393	-	2,007	12,640	-	-	-	7,066
Others	448,889	341,625	167,099	427,019	735	88,695	7,336	6,694
CURRENT TOTAL	5,650,954	3,647,729	2,180,954	4,667,606	53,748	1,068,525	142,279	669,670

NON-CURRENT

LONG-TERM ASSET	-	-	-	-	-	-	-	-
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Accounts Receivable, net	273	11,832	-	143,276	-	-	-	-
Financing and Loans - principal	591	-	-	-	-	-	-	-
Marketable Securities	-	945	42	85	-	-	-	-
Diferred Fiscal Assets (Taxes and Contributions)	-	192,757	3,621	34,091	-	-	24,514	-
Income Tax and Social Contribution	-	-	-	602,107	-	-	-	-
Derivatives	-	-	-	145,091	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	32,713	-
Guarantees and Linked Deposits	854,809	621,014	183,923	469,177	-	95,430	13,568	88,102
Financial Assets	19,582,016	10,827,884	3,050,268	8,643,927	-	791,735	-	74,933
Financial Assets – Indemnitiable Concessions (Generation)	1,227,799	738,282	-	-	-	-	-	-
Advance for equity participation	72,100	479,466	1,006,404	416	-	-	-	-
Hydrological risk	202,865	-	21,576	166,581	-	-	-	-
Others	551,741	152,946	221,502	2,448,292	1,471	567,699	188,859	9,072
LONG-TERM ASSET TOTAL	22,492,194	13,025,126	4,487,336	12,653,043	1,471	1,454,864	259,654	172,107

INVESTIMENTS	6,684,638	5,520,368	2,553,788	4,651,331	163,719	-	-	-

FIXED ASSETS, NET	5,638,213	1,591,164	3,069,750	6,590,870	22	5,068,183	1,095,048	1,869,574

INTANGIBLE ASSET	126,124	57,955	192,717	83,169	23	63,082	2,254	5,357

NON-CURRENT ASSET TOTAL	34,941,169	20,194,613	10,303,591	23,978,413	165,235	6,586,129	1,356,956	2,047,038

TOTAL ASSETS	40,592,123	23,842,342	12,484,545	28,646,019	218,983	7,654,654	1,499,235	2,716,708

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

ASSET 06/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	72,667	37,526	6,542	18,437	6,755	80,098
Accounts Receivable, net	337,307	230,278	349,472	85,456	82,895	656,331
Financing and Loans	-	-	-	-	-	-
Marketable Securities	3,007	52,580	17,521	-	-	237,988
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	12,962	33,364	16,352	7,650	6,095	2,318
Income Tax and Social Contribution	-	-	-	602	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	27,305	256,224	23,016	55,524	81,150	227,666
Guarantees and Linked Deposits	-	-	-	483	-	9,361
Inventory	9,737	16,211	15,337	2,313	16,048	115,001
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	55,422	40,371	153,350	60,641	14,853	37,202
Financial Assets	-	-	-	-	-	-
Others	39,066	52,647	69,920	71,650	14,915	131,782
CURRENT TOTAL	557,473	719,201	651,510	302,756	222,711	1,497,747

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Accounts Receivable, net	307,947	16,677	225,652	44,679	8,851	97,988
Financing and Loans - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Assets (Taxes and Contributions)	4,477	5,850	7,668	1,768	9,562	1,469,858
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,591,069	-	240,643	197,210	3,827,883
Guarantees and Linked Deposits	73,960	135,089	17,124	10,552	29,915	448,734
Amounts to Receive - Law 12,783/13	-	-	-	-	-	-
Financial Assets	-	-	-	-	-	-
Financial Asset – Indemnitiable Concession (Distribution)	885,014	1,165,919	923,040	430,497	202,982	2,137,373
Advance for Equity Participations	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	47,766	-	-	-	-	-
Others	564	2,447	1,547	-	4,257	12
LONG-TERM ASSET TOTAL	1,319,728	4,917,051	1,175,031	728,139	452,777	7,981,848

INVESTIMENTS	168	1,806	146	-	-	17,107

FIXED ASSETS, NET	30,536	27,916	38,034	8,865	15,311	1,209,109

INTANGIBLE	-	34,161	19,344	20,294	4,520	131,263

TOTAL NON-CURRENT ASSETS	1,350,432	4,980,934	1,232,555	757,298	472,608	9,339,327

TOTAL ASSETS	1,907,905	5,700,135	1,884,065	1,060,054	695,319	10,837,074

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

ASSETS 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	19,176	148,800	26,138	18,534	2,537	1,786	17,468	40,490
Accounts Receivable, net	590,338	358,931	192,503	1,279,682	-	212,731	236,937	647,316
Financing and Loans	1,041	2,419	1,492	-	-	-	-	-
Marketable Securities	924,033	6,501	144,879	509,030	49,875	108,157	-	220,374
Dividends to Receive (Remuneration of Equity Participations)	72,015	36,103	5,556	-	964	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	22,184	12,451	5,055	206,027	3,387	17,415	10,369	5,992
Income Tax and Social Contribution	205,964	74,865	17,447	-	-	-	-	-
Derivatives	-	-	-	72,602	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	16,360	-
Guarantees and Linked Deposits	-	69,800	42,526	-	-	-	-	-
Inventory	33,547	78,887	37,738	108,931	-	124,753	34,679	32,730
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel inventory	-	-	-	-	-	402,453	-	-
Financial Assets	-	128,281	54,744	304,117	-	-	-	-
Hydrological risk	111,380	-	2,007	34,313	-	-	-	11,414
Others	1,979,678	917,038	530,085	2,533,236	56,763	867,295	315,813	958,316
CURRENT TOTAL	2,378,862	1,270,924	758,334	2,818,216	60,531	949,756	322,903	973,285

NON-CURRENT

LONG-TERM ASSET
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	537,842	2,630	695,773	3,485	-	-	-	-
Financing and Loans - principal	929	-	2,126	-	-	-	-	-
Marketable Securities	-	1,607	42	250	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	181,773	4,275	38,568	3,416	-	33,659	-
Income Tax and Social Contribution	-	-	-	288,528	-	-	-	-
Derivatives	-	-	-	68,936	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	763,209	1,170,665	153,512	508,498	55	61,720	5,272	67,887
Financial Asset	19,844,738	13,290,708	3,280,485	8,961,897	-	736,121	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,213,707	716,002	-	-	-	-	-	-
Advance for equity participation	67,517	396,365	927,940	109,188	-	-	-	-
Hydrological risk	270,409	-	23,583	210,119	-	-	-	7,713
Others	215,348	199,641	106,097	2,348,195	1,384	474,645	158,330	9,070
LONG-TERM ASSET TOTAL	22,913,699	15,959,391	5,193,833	12,537,664	4,855	1,272,486	197,261	84,670

INVESTIMENTS	6,647,912	4,671,994	2,115,959	4,499,560	111,361	-	-	-

FIXED ASSETS, NET	5,778,388	1,667,155	3,239,276	6,899,197	29	5,183,984	1,398,881	1,890,046

INTANGIBLE ASSET	115,091	62,132	216,263	160,852	23	57,203	2,535	5,357

NON-CURRENT ASSET TOTAL	35,455,090	22,360,672	10,765,331	24,097,273	116,268	6,513,673	1,598,677	1,980,073

TOTAL ASSETS	37,833,952	23,631,596	11,523,665	26,915,489	176,799	7,463,429	1,921,580	2,953,358

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

ASSETS 06/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	20,215.00	20,140.00	3,685.00	7,814.00	6,517.00	33,605.00
Accounts Receivable, net	320,158.00	241,579.00	341,757.00	95,031.00	39,608.00	629,394.00
Loans and Financing	-	-	-	-	-	-
Marketable Securities	14,669.00	165,401.00	147.00	-	-	12,465.00
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	10,707.00	17,845.00	21,103.00	6,892.00	5,011.00	2,144.00
Income Tax and Social Contribution	-	-	-	882.00	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	44,988.00	164,646.00	92,564.00	135,308.00	76,820.00	875,033.00
Guarantees and Linked Deposits	-	-	-	475.00	-	-
Inventory	7,445.00	14,272.00	13,347.00	1,434.00	2,859.00	103,411.00
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	106,870.00	127,618.00	69,466.00	57,278.00	1,517.00	73,831.00
Financial Assets	-	-	-	-	-	-
Others	42,880.00	75,483.00	47,796.00	32,073.00	6,860.00	640,534.00
CURRENT TOTAL	567,932.00	826,984.00	589,865.00	337,187.00	139,192.00	2,370,417.00

NON-CURRENT

LONG-TERM CURRENT
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-
Accounts Receivable, net	207,731.00	18,083.00	216,671.00	27,301.00	9,693.00	66,557.00
Loans and Financing - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	4,623.00	7,162.00	5,580.00	1,720.00	8,248.00	2,450,287.00
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,379,492.00	-	243,373.00	204,050.00	6,487,937.00
Guarantees and Linked Deposits	45,631.00	116,732.00	15,691.00	7,356.00	19,483.00	344,732.00
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-
Financial Asset – Indemnitiable Concessions (D)	796,841.00	1,050,359.00	725,662.00	343,398.00	193,157.00	1,410,427.00
Advance for equity participation	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	51,583.00	-	-	-	-	-
Others	564.00	2,447.00	1,325.00	-	2,180.00	637,355.00
LONG-TERM CURRENT TOTAL	1,106,973.00	4,574,275.00	964,929.00	623,148.00	436,811.00	11,397,295.00

INVESTIMENTS	168.00	1,806.00	146.00	-	-	12,929.00

FIXED ASSETS, NET	30,144.00	28,014.00	32,395.00	8,983.00	19,741.00	1,244,597.00

INTANGIBLE	35,763.00	39,908.00	11,695.00	33,329.00	6,046.00	167,774.00

TOTAL NON-CURRENT ASSETS	1,173,048.00	4,644,003.00	1,009,165.00	665,460.00	462,598.00	12,822,595.00

TOTAL ASSETS	1,740,980	5,470,987	1,599,030	1,002,647	601,790	15,193,012

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

LIABILITIES 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	333,681	270,039	114,257	529,719	-	727,348	94,036	202,151
Loans and Financing - principal	1,823,337	989,762	694,651	971,133	-	375,532	535,316	668,747
Loans and Financing - charges	139,006	5,880	124,505	54,308	-	23,096	119,028	149
Bonds	-	18,807	-	15,097	-	-	-	-
Tax and Social Contributions	260,985	96,595	29,934	89,813	94	46,911	35,463	177,843
Income Tax and Social Contribution	32,041	18,938	167	-	32	-	-	16,406
Derivatives	-	-	-	555	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	326,913	-	-	-	-
Shareholders' Remuneration (dividends to pay)	317,007	-	97,477	736	-	-	90,263	-
Estimated Obligations	227,989	364,057	119,923	421,069	348	166,411	53,888	28,961
Provisions for Contingencies	-	-	-	-	300	-	401,083	-
Post-Employment Benefit (Complementary Pension Fund)	9,405	180,000	8,119	-	-	2,977	-	-
Leasing	-	-	-	-	-	-	-	-
Provisions for Onerous Contracts	-	-	-	14,245	-	-	-	-
Concessions to Pay - UBP	948	-	2,485	-	-	-	-	-
Regulatory fees	12,499	66,461	44,125	347,166	-	23,246	25,718	8,253
Others	732,869	334,753	286,314	773,063	1,943	276,031	38,591	38,641
CURRENT TOTAL	3,889,767	2,345,292	1,521,957	3,543,817	2,717	1,641,552	1,393,386	1,141,151

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	82,748	-	-	16,555	-
Loans and Financing - principal	8,713,460	1,135,755	3,951,585	4,252,610	-	7,656,624	2,206,501	1,133,954
Bonds	-	140,167	-	187,852	-	-	-	-
Tax and Social Contributions	457,591	19,262	-	26,231	-	15,345	-	-
Income Tax and Social Contribution	5,170,474	3,293,277	436,865	-	16,137	-	-	65,790
Derivatives	-	-	-	64,142	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	558,475	-	-	-	-
Estimated Obligations	31,419	100,135	20,815	28,100	-	78,242	6,569	-
Provisions for Contingencies	824,502	1,953,771	144,189	848,859	-	225,482	-	60,726
Provision for uncovered liability in invested company	-	-	219,112	-	-	-	-	- 225,357
Post-Employment Benefit (Complementary Pension Fund)	144,759	1,183,970	268,634	16,303	-	46,002	71,699	477
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	460,147	279,907	-	376,700	-	865,600	-	-
Concessions to Pay - UBP	35,528	-	28,174	-	-	-	-	-
Sector Charges (statutory tax)	296,967	407,959	-	-	-	-	-	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,444,067	-	-
Advance for future capital Increase	52,748	-	3	-	-	-	663,191	-
Others	139,316	19,454	39,473	2,542,551	1,442	-	-	539,967
NON-CURRENT TOTAL	16,326,911	8,533,657	5,108,850	8,984,571	17,579	10,331,362	2,964,515	1,575,557

SHAREHOLDERS’ EQUITY
Share Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	9,168,995	-	1,365,128	3,933,602	27,652	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	1,151,991	102,918	298,934	630,382	5,253	- 10,763,300	- 3,596,462	-
Others Comprehensive Income	- 1,528,740	- 1,825,668	- 184,828	- 22,616	47,728	- 162,218	- 110,310	-
Minority shareholdings	- 1,000	15,991	15,278	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	20,375,445	12,963,393	5,853,738	16,117,631	198,687	- 4,318,260	- 2,858,666	-

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	40,592,123	23,842,342	12,484,545	28,646,019	218,983	7,654,654	1,499,235	2,716,708

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

LIABILITIES 06/30/2017	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	142,001	1,766,511	134,079	227,499	584,491	5,317,607
Financig and Loans - principal	248,236	147,518	434,602	66,119	5,607	150,407
Financig and Loans - charges	-	44	94,713	-	-	264
Bonds	-	-	-	-	-	-
Taxes and Social Contributions	78,931	63,609	162,433	41,183	22,941	42,642
Income Tax and Social Contribution	250	-	-	-	-	5,664
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	38,764	13,203	-	-	16,969	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders' Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	23,043	25,786	34,829	8,913	18,264	58,663
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	914	4,620	-	361	-	-
Leasing	-	-	-	-	-	136,907
Provisions for Onerous Contracts	7,808	102,958	32,691	-	7,765	378,899
Regulatory fees	27,809	26,444	23,288	42,228	-	70,798
Regulatory Liability (Installment A – CVA)	31,912	62,255	70,789	32,303	4,096	115,906
Others	23,670	27,122	49,580	22,813	15,270	69,447
CURRENT TOTAL	623,338	2,240,070	1,037,004	441,419	675,403	6,347,204

NON-CURRENT
Accounts payable	-	1,174,697	-	271,432	282,242	7,921,898
Financig and Loans - principal	1,504,984	1,031,665	1,548,069	373,815	175,371	2,432,864
Bonds	-	-	-	-	-	-
Taxes and Contributions	64,933	15,752	58,430	82,976	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	151,353	-	81,609	60,030	1,157,262
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	1,939	-	3,273	95	183	835
Provisions for Contingencies	125,725	220,745	142,231	146,491	56,933	1,688,628
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	225,357
Post-Employment Benefit (Complementary Pension Fund)	39,280	-	-	-	1,633	1,325
Leasing	-	-	-	-	-	987,943
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	24,135	55,548	55,900	-	-	-
Advance for future capital Increase	159,155	-	308,978	69,462	80,089	117,446
Regulatory Liability (Installment A – CVA)	25,976	-	-	-	-	-
Others	34,273	2,409,529	503	126	73,529	59,656
NON-CURRENT TOTAL	1,980,400	5,059,289	2,117,384	1,026,006	730,010	14,593,214

SHAREHOLDERS’ EQUITY
Social Capital	734754	1325369	1272747	475789	684204	4610171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	-1374896	-2920469	-2521877	-882755	-1391310	-14707873
Other Comprehensive Income	-55691	-4124	-21193	-405	-2988	-5642
Minority shareholdings	0	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	(695,833)	(1,599,224)	(1,270,323)	(407,371)	(710,094)	(10,103,344)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,907,905	5,700,135	1,884,065	1,060,054	695,319	10,837,074

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

LIABILITIES 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	425,032	393,890	96,765	547,984	-	580,200	191,963	186,417
Loans and Financing - principal	976,870	341,292	753,072	635,432	-	324,502	333,291	1,076,469
Loans and Financing - charges	257,329	12,990	65,086	33,508	-	21,548	12,492	23,425
Bonds	-	-	-	13,650	-	-	-	-
Tax and Social Contributions	249,803	89,860	67,892	222,705	72	62,878	14,081	84,092
Income Tax and Social Contribution	24,986	32,314	43	207,755	413	-	-	9,114
Derivatives	-	-	-	113	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	60,504	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	41,875	86,789	-	-	79,970	-
Estimated Obligations	187,947	212,225	74,655	194,055	316	102,205	12,052	19,127
Provisions for Contingencies	-	28,118	-	-	300	-	51,646	-
Post-Employment Benefit (Complementary Pension Fund)	8,659	27,081	7,415	-	-	2,730	-	-
Leasing	-	-	-	-	-	-	-	-
Provisions for Onerous Contracts	-	-	-	9,073	-	-	-	-
Concessions to Pay - UBP	923	-	2,417	-	-	-	-	-
Regulatory fees	109,610	123,378	44,571	295,816	-	5,626	1,305	9,780
Others	373,318	124,580	216,440	1,261,079	3,930	258,152	31,373	583,481
CURRENT TOTAL	2,614,477	1,385,728	1,370,231	3,568,463	5,031	1,357,841	728,173	1,991,905

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	253,166	-	-	18,920	-
Loans and Financing - principal	9,342,778	1,047,823	3,616,189	4,332,327	-	7,241,695	2,229,888	429,127
Bonds	-	-	-	188,581	-	-	-	-
Tax and Social Contributions	548,551	20,777	17,587	-	-	-	-	-
Income Tax and Social Contribution	4,512,900	2,996,148	391,535	-	15,976	-	-	-
Derivatives	-	-	-	53,743	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	623,456	-	-	-	-
Estimated Obligations	46,022	51,948	5,166	11,219	-	52,657	1,262	-
Provisions for Contingencies	840,524	1,770,378	90,871	899,631	-	198,129	-	55,570
Provision for uncovered liability in invested company	-	-	261,137	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	182,247	1,234,673	185,382	25,591	-	49,048	7,112	95
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	868,224	225,428	-	239,382	-	1,677,269	-	-
Concessions to Pay - UBP	36,131	-	25,126	-	-	-	-	-
Sector Charges (statutory tax)	130,963	278,623	-	-	-	-	4,333	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,242,516	-	-
Advance for future capital Increase	46,587	-	3	-	-	-	455,409	-
Others	2	101,229	108,230	2,133,783	1,356	21,108	-	520,336
NON-CURRENT TOTAL	16,554,929	7,727,027	4,701,226	8,760,879	17,332	10,482,422	2,716,924	1,005,128

SHAREHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	305,500	354,075	481	-	2,596	-
Additional Dividend Purposes	-	-	-	-	-	-	-	-
Accumulated Profit/Losses	8,470,346	1,484,606	903,225	2,681,955	3,711	- 10,902,889	- 2,330,597	- 43,675
Other Comprehensive Income	- 1,391,023	- 1,651,843	- 129,475	- 26,146	32,190	- 81,203	- 41,026	-
Minority shareholdings	1,024	15,926	13,732	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	18,664,546	14,518,841	5,452,208	14,586,147	154,436	- 4,376,834	- 1,523,517	- 43,675

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	37,833,952	23,631,596	11,523,665	26,915,489	176,799	7,463,429	1,921,580	2,953,358

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

LIABILITIES 06/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	255,207	1,253,342	393,649	303,161	611,964	7,113,078
Financig and Loans - principal	350,369	152,548	647,118	111,384	18,142	231,762
Financig and Loans - charges	-	-	49,607	1,803	-	2,235
Bonds	-	-	-	-	-	-
Taxes and Social Contributions	79,388	67,925	203,423	45,700	14,334	83,487
Income Tax and Social Contribution	269	-	-	-	-	573
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	62,229	205,741	-	6,630	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	19,432	19,002	39,852	5,758	19,989	52,930
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	2,781	790	39,209	-	-	-
Leasing	-	-	-	-	-	135,914
Provisions for Onerous Contracts	-	-	-	-	-	-
Regulatory fees	22,373	26,137	26,743	36,755	-	-
Regulatory Asset (Installment A – CVA)	47,149	90,077	50,673	23,965	-	46,389
Others	23,161	41,881	64,319	24,366	17,594	116,165
CURRENT TOTAL	862,358	1,857,443	1,514,593	559,522	682,023	7,782,533

NON-CURRENT
Accounts payable	-	1,099,575	-	249,971	141,310	7,861,211
Financig and Loans - principal	901,763	615,429	691,852	193,764	40,788	1,161,931
Bonds	-	-	-	-	-	-
Taxes and Contributions	91,513	4,209	201,269	76,327	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	149,649	-	143,850	57,059	2,216,969
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	1,934	-	2,067	20	206	644
Provisions for Contingencies	106,510	150,453	79,418	11,425	46,705	537,487
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	43,675
Post-Employment Benefit (Complementary Pension Fund)	30,571	-	7,103	-	437	277
Leasing	-	-	-	-	-	1,075,986
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	27,161	44,575	43,798	-	-	-
Advance for future capital Increase	-	-	-	12,787	-	-
Regulatory Liability (Installment A – CVA)	33,733	-	-	-	-	-
Others	32,918	2,135,849	502	197	119,933	180,799
NON-CURRENT TOTAL	1,226,103	4,199,739	1,026,009	688,341	406,438	13,078,979

SHAREHOLDERS’ EQUITY
Social Capital	734,754.00	1,325,369.00	1,272,747.00	475,789.00	684,204.00	4,610,171.00
Capital Reserves	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-
Accumulated Profit/Losses	- 1,039,427.00	- 1,911,777.00	- 2,206,953.00	- 720,765.00	- 1,169,569.00	- 10,276,250.00
Other Comprehensive Income	- 42,808.00	213.00	- 7,366.00	- 240.00	- 1,306.00	- 2,421.00
Minority shareholdings	-	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	(347,481)	(586,195)	(941,572)	(245,216)	(486,671)	(5,668,500)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,740,980	5,470,987	1,599,030	1,002,647	601,790	15,193,012

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q17
Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	4,659,245	2,533,548	999,485	2,747,391	-	1,390,041	202,175	338,858

Electric Energy Supply (sell) - Generation	2,029,140	59,619	414,443	1,057,619	-	1,584,962	225,800	255,509
Electric Energy Supply - Generation	96,135	430,874	9,782	644,215	-	-	-	-
Short Term Electric Energy - Generation	40,231	180,316	11,346	532,604	-	-	-	-
Renewed Plants Operation and Maintenance Revenue - Generation	423,430	660,644	-	8,159	-	-	-	-
Construction Plants Revenue - Generation	7,865	12,299	-	-	-	-	-	-
Financial – Return on Investment - Generation	-	29,757	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue - Transmission	633,098	497,548	307,498	234,537	-	-	-	-
Operation and Maintenance Revenue - Transmission	19,438	41,844	58,648	7,965	-	-	-	-
Construction Revenue - Transmission	99,343	218,777	35,929	28,320	-	-	-	-
Financial – Return on Investment - Transmission	1,735,487	741,248	249,688	561,108	-	-	-	193,499
Others Operational Revenues	80,890	22,070	22,985	180,162	-	-	879	-

Deductions to Operational Revenues	- 505,812	- 361,448	- 110,834	- 507,298	-	- 194,921	- 24,504	- 110,150

Operational Expenses	- 2,313,021	- 1,837,660	- 373,052	- 1,918,853	- 3,005	- 1,079,317	(435,177)	(199,466)

Personnel, Supplies and Services	- 1,224,423	- 854,977	- 309,970	- 929,151	- 2,068	- 498,720	- 167,099	- 78,906
Energy Purchased for Resale	- 386,839	- 133,898	- 121,428	- 83,284	-	-	- 105,138	- 41,166
Charges upon use of eletricity network	- 259,831	- 324,350	- 13,505	- 276,554	-	- 49,501	- 23,471	- 12,026
Construction	- 107,208	- 231,076	- 35,929	- 28,320	-	-	-	-
Electric Energy production cost	- 211,792	-	-	-	-	- 204,820	- 18,341	141,416
Donations and Contributions	- 22,479	- 7,015	-	- 1,023	-	-	-	-
Depreciation and Amortization	- 129,783	- 49,206	- 90,034	- 225,222	- 12	- 198,067	- 31,840	- 31,317
Operating Provisions	230,174	- 161,188	215,879	- 252,264	-	- 75,703	- 74,719	- 904
Others	- 200,840	- 75,950	- 18,065	- 123,035	- 925	- 52,506	- 14,569	- 176,563

OPERATING RESULT BEFORE FINANCIAL RESULT	2,346,224	695,888	626,433	828,538	(3,005)	310,724	(233,002)	139,392

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	21,760	17,663	25,839	42,561	3,247	2,713	2,665	1,559
Interest, Commission and Rates revenue (loans and financing)	33,146	-	-	-	-	-	-	-
Moratorium Increase on electric energy	7,603	10,357	-	41,674	-	-	-	-
Net Monetary Updates	10,690	10,421	- 10,342	145,028	-	4,647	-	6,201
Net Exchange Updates	606	-	9,723	942	-	12,298	23	-
Derivatives	-	-	-	96,465	-	-	-	-
Others Financial Revenues	20,758	30,143	52,872	1,834	287	36,977	681	6,348
Debt Charges - financing and loans	- 536,696	- 141,236	- 255,704	- 305,274	-	- 41,442	- 270,803	- 133,650
Debt Charges - accounts payable	-	-	- 4,156	-	-	-	-	-
Charges – shareholders remuneration	-	-	- 5,077	-	-	-	- 4,831	-
Passive monetary variation	- 65,149	8,629	- 18,329	- 97,213	-	- 4,638	-	- 11,950
Passive exchange variation	- 9,040	-	- 29,627	- 2,665	-	- 25,662	-	-
Losses on derivatives	-	-	-	- 27,573	-	-	-	-
Others Financial Expenses	- 111,371	- 58,662	- 14,812	- 93,199	- 345	- 55,656	- 278	- 9,431

FINANCIAL RESULT	(627,693)	(122,685)	(249,613)	(197,420)	3,189	(70,763)	(272,543)	(140,923)

EQUITY PARTICIPATION RESULT	43,487	46,229	48,360	80,275	5,102	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,762,018	619,432	425,180	711,393	5,286	239,961	(505,545)	(1,531)

Income Tax and Social Contribution and Fiscal Incentives Revenue	- 594,639	- 249,106	- 124,231	- 95,843	- 32	- 50,398	-	- 65,790

RESULT BEFORE EQUITY PARTICIPATIONS	1,167,379	370,326	300,949	615,550	5,254	189,563	(505,545)	(67,321)

Minority Participation	15,388	-	- 2,015	-	-	-	-	-
NET PROFIT OF THE PERIOD	1,151,991	370,326	298,934	615,550	5,254	189,563	(505,545)	(67,321)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2017	ED Rondonia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D

Operational Revenue	571,749	671,080	728,332	235,139	181,143	1,297,783

Supply (sell) of electric energy - Generation	-	-	-	-	-	-
Supply of electric energy - Generation	-	-	-	-	-	-
Short Term electric Energy - Generation	-	-	-	-	-	-

Electric Energy Supply - Distribution	721,723	490,969	867,122	285,387	212,158	1,372,985
Short Term Electric Energy - Distribution	62,176	13,467	-	62,913	-	240,592
Construction Revenue - Distribution	80,114	57,903	52,509	8,741	9,471	78,447
Regulatory Asset and Liability (Installment A – CVA)	- 883	68,281	137,701	- 5,944	17,856	- 38,044

Other Operational Revenues	19,233	402,083	48,143	8,521	14,134	28,334

Deductions to Operational Revenues	- 310,614	- 361,623	- 377,143	- 124,479	- 72,476	- 384,531

Operational Expenses	- 813,665	- 788,418	- 804,830	- 288,801	- 251,859	(980,707)

Personnel, Supplies and Services	- 136,558	- 181,628	- 145,180	- 51,411	- 65,324	- 315,858
Energy Purchased for Resale	- 896,680	- 485,823	- 511,149	- 260,548	- 124,749	- 958,963
Charges upon use of eletricity network	- 9,323	- 29,110	- 25,302	- 3,922	-	- 16,629
Construction	- 80,114	- 57,903	- 52,509	- 8,741	- 9,471	- 78,447
Electric Energy production cost	321,840	-	-	99,336	- 24,482	183,813
Donations and Contributions	- 162	-	- 83	-	-	-
Depreciation and Amortization	- 20,337	- 23,618	- 22,168	- 12,622	- 5,126	- 76,577
Operating Provisions	28,461	24,922	- 38,147	- 25,511	- 19,838	339,632
Others	- 20,792	- 35,258	- 10,292	- 25,382	- 2,869	- 57,678

OPERATING RESULT BEFORE FINANCIAL RESULT	(241,916)	(117,338)	(76,498)	(53,662)	(70,716)	317,076

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	906	16	2,903	714	685	4,754
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Moratorium Increase on electric energy	18,486	45,707	13,943	5,857	- 34,806	31,268
Net Monetary Updates	220,999	5,608	5,563	8,503	18,791	236,123
Net Exchange Updates	-	-	-	-	-	871
Net Regulatory Asset (Installment A – CVA)	2,329	1,563	- 551	-	547	- 11,940
Others Financial Revenues	- 842	1,452	- 723	951	4,867	8,652
Debt Charges - financing and loans	- 67,752	- 128,467	- 114,562	- 17,691	- 1,058	- 177,967
Debt Charges - accounts payable	-	-	-	-	-	- 896,070
Charges – leasing	-	-	-	-	-	- 161,219
Passive monetary variation	- 275,703	- 121,723	- 5,344	- 31,078	- 18,748	-
Passive exchange variation	-	-	- 20	-	-	-
Net Regulatory Liability (Installment A – CVA)	- 2,955	-	1,414	-	- 346	- 2,623
Others Financial Expenses	- 44,909	- 17,946	- 31,076	- 81,036	-	- 117,638

FINANCIAL RESULT	(149,441)	(213,790)	(128,453)	(113,780)	(30,069)	(1,085,789)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(391,357)	(331,128)	(204,951)	(167,442)	(100,785)	(768,713)

Income Tax and Social Contribution and Fiscal Incentives Revenue	88,051	282,543	82,890	33,848	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(303,306)	(48,585)	(122,061)	(133,594)	(100,785)	(768,713)

Minority Participation	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	(303,306)	(48,585)	(122,061)	(133,594)	(100,785)	(768,713)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	15,342,752	10,328,165	2,229,482	5,310,123	355	1,272,325	243,839	155,356

Electric Energy Supply (sell) - Generation	1,726,231	82,691	342,774	1,417,135	-	1,450,851	265,078	268,348
Electric Energy Supply - Generation	-	391,908	11,536	528,754	-	-	-	-
Short Term Electric Energy - Generation	63,431	30,608	3,969	223,567	-	-	-	-
Renewed Plants Operation and Maintenance Revenue - Generation	402,854	617,184	-	7,289	-	-	-	-
Construction Plants Revenue - Generation	- 18,385	18,878	-	-	-	-	-	-
Financial – Return on Investment - Generation	-	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue - Transmission	539,884	456,914	309,956	219,787	-	-	-	-
Operation and Maintenance Revenue - Transmission	32,698	36,856	49,641	1,966	-	-	-	-
Construction Revenue - Transmission	230,189	360,929	58,825	135,743	-	-	-	-
Financial – Return on Investment - Transmission	12,796,768	8,641,318	1,540,349	3,191,930	-	-	-	-
Others Operational Revenues	17,022	23,612	12,065	98,473	355	-	2,169	-

Deductions to Operational Revenues	- 447,940	- 332,733	- 99,633	- 514,521	-	- 178,526	- 23,408	- 112,992

Operational Expenses	- 2,109,656	- 1,715,018	- 562,601	- 1,630,292	- 4,071	- 4,981,503	(341,831)	(236,513)

Personnel, Supplies and Services	- 906,428	- 584,385	- 253,160	- 750,106	- 1,991	- 362,676	- 131,125	- 77,385
Energy Purchased for Resale	- 277,271	- 194,757	- 129,325	- 83,739	-	-	- 94,561	-
Charges upon use of eletricity network	- 234,832	- 318,434	- 11,607	- 247,306	-	- 43,731	- 20,669	- 5,417
Construction	- 211,804	- 379,807	- 58,825	- 135,743	-	-	-	-
Electric Energy production cost	- 222,467	- 7,803	-	- 3,717	-	- 193,035	- 22,933	103,909
Donations and Contributions	- 14,415	- 5,634	-	- 9,165	-	-	-	-
Depreciation and Amortization	- 137,781	- 50,659	- 82,116	- 225,644	- 15	- 197,522	- 36,247	- 31,670
Operating Provisions	31,523	- 80,394	- 7,053	- 161,127	- 1,186	- 4,123,190	- 5,974	- 648
Others	- 136,181	- 93,145	- 20,515	- 13,745	- 879	- 61,349	- 30,322	- 225,302

OPERATING RESULT BEFORE FINANCIAL RESULT	13,233,096	8,613,147	1,666,881	3,679,831	(3,716)	(3,709,178)	(97,992)	(81,157)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	54,440	36,010	22,005	62,139	4,913	883	1,844	12,418
Interest, Commission and Rates revenue (loans and financing)	31,850	-	-	-	-	-	-	-
Moratorium Increase on electric energy	8,553	46,483	-	53,608	-	-	-	-
Net Monetary Updates	83,170	14,766	49,413	118,915	-	3,112	2,621	8,601
Net Exchange Updates	- 5,803	-	53,110	127,953	-	18,691	166	-
Derivatives	-	-	-	121,641	-	-	-	-
Others Financial Revenues	54,943	57,853	48,636	23,212	-	1,813	260	6,884
Debt Charges - financing and loans	- 495,773	- 71,228	- 241,027	- 313,002	-	- 44,791	- 209,225	- 123,676
Debt Charges - accounts payable	-	-	- 4,939	-	-	-	-	-
Charges – shareholders remuneration	-	-	- 2,601	-	-	-	- 5,042	-
Passive monetary variation	- 202,633	- 6,532	- 52,661	- 57,063	-	- 40,515	-	- 30,793
Passive exchange variation	93,128	-	- 11,108	- 36,475	-	- 60,497	- 51	-
Losses on derivatives	-	-	-	-	-	-	-	-
Others Financial Expenses	- 77,908	- 28,791	- 46,200	- 21,632	- 603	- 122,971	- 5,470	- 14,389

FINANCIAL RESULT	(456,033)	48,561	(185,372)	79,296	4,310	(244,275)	(214,897)	(140,955)

EQUITY PARTICIPATION RESULT	37,983	33,105	(72,534)	29,122	3,204	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	12,815,046	8,694,813	1,408,975	3,788,249	3,798	(3,953,453)	(312,889)	(222,112)

Income Tax and Social Contribution and Fiscal Incentives Revenue	- 4,344,719	- 2,957,481	- 504,207	- 1,106,295	- 412	- 72,249	-	- 14,230

RESULT BEFORE EQUITY PARTICIPATIONS	8,470,327	5,737,332	904,768	2,681,954	3,386	(4,025,702)	(312,889)	(236,342)

Minority Participation	- 19	-	- 1,542	-	-	-	-	-
NET PROFIT OF THE PERIOD	8,470,346	5,737,332	903,226	2,681,954	3,386	(4,025,702)	(312,889)	(236,342)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2016	ED Rondonia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D

Operational Revenue	855,985	610,224	707,706	228,134	131,930	1,370,326

Supply (sell) of electric energy	-	-	-	-	15,242	-
Supply of electric energy - Generation	-	-	-	-	-	-
Short Term electric Energy	-	-	-	-	-	-
Plants Construction Revenue	-	-	-	-	-	4,304

Electric Energy Supply - Distribution	838,481	829,429	971,057	282,940	139,561	1,471,329
Short Term Electric Energy - Distribution	32,074	-	-	-	-	169,927
Construction Revenue - Distribution	106,203	50,723	65,772	31,816	10,108	107,508
Regulatory Asset and Liability (Installment A – CVA)	222,607	22,307	- 44,743	17,237	- 36	- 56,944

Other Operational Revenues	43,859	80,990	95,813	15,932	4,287	146,244

Deductions to Operational Revenues	- 387,239	- 373,225	- 380,193	- 119,791	- 37,232	- 472,042

Operational Expenses	- 840,134	- 741,737	- 737,010	- 284,591	- 252,744	(1,855,296)

Personnel, Supplies and Services	- 123,966	- 143,871	- 113,090	- 45,185	- 43,261	- 281,598
Electric Energy puchased for resale	- 537,744	- 428,822	- 431,470	- 122,936	- 92,791	- 867,702
Charges on Eletric Energy Grid Usage	- 8,863	- 52,709	- 41,571	- 2,525	-	- 42,890
Construction	- 106,203	- 50,723	- 65,772	- 31,816	- 10,108	- 111,812
Fuel used for electric energy production	-	-	-	- 31,404	- 68,388	69,303
Remuneration and Reimbursement (Royalties)	- 180	-	- 84	-	-	-
Depreciation and Amortization	- 19,170	- 19,126	- 18,232	- 8,424	- 5,439	- 50,901
Operating Provisions	- 18,749	99,904	- 3,990	- 4,595	- 31,028	- 377,755
Others	- 25,259	- 146,390	- 62,801	- 37,706	- 1,729	- 191,941

OPERATING RESULT BEFORE FINANCIAL RESULT	15,851	(131,513)	(29,304)	(56,457)	(120,814)	(484,970)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	3,295	13	2,379	329	236	2,576
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Moratorium Increase on electric energy	22,813	36,761	10,108	11,490	- 23,597	47,797
Net Monetary Updates	245,652	9,563	10,499	12,304	16,930	5,684
Net Exchange Updates	-	-	-	-	-	-
Net Regulatory Asset (Installment A – CVA)	6,610	4,954	15,282	-	98	- 3,119
Others Financial Revenues	- 38,541	- 30	- 652	3	7,310	619,053
Debt Charges - financing and loans	- 53,987	- 97,190	- 96,781	- 20,575	- 4,571	- 105,896
Debt Charges - accounts payable	-	-	-	-	-	-
Charges – leasing	-	-	-	-	-	- 152,762
Passive monetary variation	- 294,824	- 47,566	- 4,559	- 57,070	- 24,622	-
Passive exchange variation	-	-	330	-	-	- 3,256
Net Regulatory Liability (Installment A – CVA)	- 9,604	-	- 3,727	-	-	- 2,445
	- 27,147	- 15,414	- 11,707	- 5,557	-	- 1,034,018

FINANCIAL RESULT	- 145,733	- 108,909	- 78,828	- 59,076	- 28,215	- 626,386

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	- 193,544

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(129,882)	(240,422)	(108,132)	(115,533)	(149,029)	(1,304,900)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(129,882)	(240,422)	(108,132)	(115,533)	(149,029)	(1,304,900)

Minority Participation	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	(129,882)	(240,422)	(108,132)	(115,533)	(149,029)	(1,304,900)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

CASH FLOW 06/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,762,018	619,432	425,180	711,393	239,961	- 505,545	5,286	- 1,531

Depreciation and Amortization	129,783	49,206	90,034	225,222	198,067	33,557	12	31,317
Net monetary variation	54,459	-	28,671	- 44,087	3,445	-	-	7,630
Net exchange variation	8,434	- 5,293	19,904	- 2,005	13,364	- 23	-	-
Financial Charges	603,978	141,236	209,095	305,274	41,442	240,759	-	133,650
Equity Result	- 43,487	- 46,229	- 48,360	- 80,275	-	-	- 5,102	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	- 2,670	13,022	1,017	31,193	3,010	-	-	-
Provisions for contingencies	- 32,872	146,519	252	51,334	59,664	74,719	-	- 435
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss on Investments	- 2,322	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	1,647	- 217,148	31,260	484,641	-	-	-
Provision for onerous contracts	- 192,310	-	-	-	- 484,641	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	686	-	41,597	-	-	-
Minority Participation in Result	- 15,388	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	5,077	-	-	4,831	-	-
Financial Asset Revenue	- 1,735,487	- 771,005	- 249,688	- 561,108	-	-	-	- 193,499
Derivatives	-	-	-	- 68,892	-	-	-	-
Others	154,618	233,758	- 300,183	155,757	274,468	5	-	-
(Increase) decrease on operating asset/liability	697,303	- 180,627	- 377,602	475,565	- 386,452	111,450	10,080	103,775

Cash from Operating Activities	1,386,057	201,666	- 413,065	1,230,631	488,566	- 40,247	10,276	80,907

Payment of financial charges	- 826,200	- 130,846	- 305,938	- 209,569	- 133,908	- 184	-	- 64,649
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	48	-	53	-	-	-	-	-
Remuneration from equity investments received	111,810	29,125	2,660	29,522	-	-	1,973	-
Annual allowed Revenue Receiving (Financial Asset)	146,191	- 93,200	499,326	233,093	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	- 251,015	- 989	- 1,591	- 293,855	- 34,905	-	- 32	-
Complementary pension fund payment	- 31,942	- 119,187	- 3,494	-	-	-	-	-
Payment of lawsuit contingencies	-	- 32,139	-	-	-	-	-	-
Lawsuit Deposits	2,074	507,004	- 12,433	-	- 6,884	- 3,507	-	- 30,645

Net Cash from Operating Activities	537,023	361,434	- 234,482	989,822	312,869	- 43,938	12,218	- 14,387

Financing Activities
Loans and financing obtained	261,000	450,164	690,000	500,322	160,000	8,576	-	27,072
Loans and financing payable - principal	- 595,872	- 487,897	- 352,823	- 415,071	- 39,506	- 4,871	-	-
Payment to Shareholders	-	-	- 58	-	-	-	- 8,465	-
Payment of refinancing of taxes and contributions - Principal	- 51,019	-	- 7,764	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
	-	27,000	1	-	-	-	-	-
	- 11	158,958	-	-	-	-	-	-
Net Cash from Financing Activities	- 385,902	148,225	329,356	85,251	120,494	3,705	- 8,465	27,072

Investment Activities
	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	14,360	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	- 35,207	- 128,850	- 6,044	- 11,853	- 315,335	- 2,075	-	- 30,854
Acquisition of intangible assets	- 5,983	- 2,281	- 1,720	-	- 1,829	- 290	- 9	-
Acquisition of concession assets	- 105,034	-	- 35,929	- 28,655	-	-	-	-
Concession for advance of future capital increase	- 3,429	-	- 12,452	254	-	-	-	-
Acquisition/Contribution of capital in equity participation	- 425,341	- 197,412	- 31,597	- 336,696	-	-	-	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	426,330	- 15,136	16	- 664,531	- 121,663	-	-	-

Net Cash from investments activities	- 134,304	- 343,679	- 87,726	- 1,041,481	- 438,827	- 2,365	- 9	- 30,854

Increase (decrease) in cash and cash equivalents	16,817	165,980	7,148	33,592	- 5,464	- 42,598	3,744	- 18,169
Cash and cash equivalent – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalent – end of period	52,037	306,379	43,991	42,584	9,859	13,409	4,241	5,453
	16,817	165,980	7,148	33,592	- 5,464	- 42,598	3,742	- 18,169

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

CASH FLOW 06/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia

Operating Activities
Profit (loss) before income tax and social contribution	- 204,951	- 391,357	- 331,128	- 100,785	- 167,442	- 768,713

Depreciation and amortization	22,168	20,337	23,618	5,126	12,622	76,577
Net monetary variation	- 219	54,704	1,525	-	- 22,116	- 1,283
Net exchange variation	20	-	-	-	-	- 871
Financing charges	114,562	67,752	120,659	1,058	18,150	339,186
Equity Method Result	-	-	-	-	-	-
Provision for uncovered liability	-	-	-	-	-	67,321
Provision for doubtful credit liquidation	3,240	6,195	6,141	12,094	356	138,284
Provisions for contingencies	16,437	54,642	47,070	7,651	318	- 19,936
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	- 12,855	- 24,918	- 45,442	-	-	- 32,274
Provision for onerous contracts	-	- 88,367	- 32,691	-	-	- 433,795
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Value	33	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	504,304	45,918	-	513	33,848	735,927
(Increase) decrease on operating asset/liability	- 594,974	200,684	32,947	- 5,082	109,108	- 284,651

Cash from Operating Activities	- 152,235	- 54,410	- 177,301	- 79,425	- 15,156	- 184,228

Payment of financial charges	-	- 6,477	- 17,616	- 1,058	- 2,231	- 27,279
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	82,890	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	- 33,083	-	- 19,466	-
Lawsuit Deposits	- 13,841	- 4,295	- 8,898	- 9,555	- 2,949	- 26,440

Net Cash from Operating Activities	- 83,186	- 65,182	- 236,898	- 90,038	- 39,802	- 237,947

Financing Activities
Loans and financing obtained	195,673	163,022	297,109	66,684	58,662	473,530
Loans and financing payable - principal	- 16,421	- 10,006	- 14,542	- 949	- 4,092	- 53,566
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	13,576	-	-	-
Payment of refinancing of taxes and contributions – Principal	- 4,258	-	-	-	-	-
Others	-	-	-	-	-	-
Net Cash from Financing Activities	174,994	153,016	296,143	65,735	54,570	419,964

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of property, unit and equipment	- 476	- 770	- 710	3,965	- 739	- 5,565
Acquisition of intangible assets	- 2,595	- 1,605	- 2,351	- 245	- 884	- 86,744
Acquisition of concession assets	- 39,262	- 66,898	- 54,842	- 8,262	- 8,636	- 80,953
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	1,388	259	-	-	- 2,078	-
Net Cash from investments activities	- 40,945	- 69,014	- 57,903	- 4,542	- 12,337	- 173,262

Increase (decrease) in cash and cash equivalents	50,863	18,820	1,342	- 28,845	2,431	8,755
Cash and cash equivalent – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalent – end of period	72,667	37,526	6,542	6,755	18,437	80,098
	50,863	18,820	1,342	- 28,843	2,431	8,755

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

CASH FLOW 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	12,815,046	8,694,813	1,408,975	3,788,249	- 3,953,453	- 312,889	3,798	- 222,112

Depreciation and amortization	137,781	50,659	82,116	225,644	197,522	38,895	15	31,670
Monetary net variation	119,463	- 13,954	6,509	- 61,852	38,868	- 2,621	-	22,192
Exchange net variation	- 87,325	5,720	- 42,002	- 91,478	41,806	- 115	-	-
Financing charges	617,070	71,228	192,775	313,002	67,985	205,029	-	123,676
Equity Method Result	- 37,983	- 33,105	72,534	- 29,122	-	-	- 3,204	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	- 2,267	51,864	160	21,948	-	-	-	-
Provisions for contingencies	105,420	116,369	7,904	- 24,630	18,219	4,566	-	648
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for investment loss	-	-	-	-	-	-	1,186	-
Provision for reduction on recoverable amount of Investment	-	- 66,255	-	-	2,414,479	-	-	-
Provision for onerous contracts	- 134,674	- 21,584	-	-	1,677,269	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	-	-	-	-	41,330	-	-	-
Minority Participation in Result	19	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	2,601	-	-	5,042	-	-
Financial Asset Revenue	- 12,796,768	- 8,641,318	- 1,540,349	- 3,191,930	-	-	-	-
Derivatives	-	-	-	- 121,641	-	-	-	-
Others	- 71,002	- 4,420	- 344,641	66,234	284,004	1	-	-
(Increase) decrease on operating asset/liability	54,596	95,335	- 13,429	- 531,431	- 635,272	- 141,911	3,443	151,405

Cash from Operating Activities	719,376	305,352	- 166,847	362,993	192,757	- 204,003	5,238	107,479

Payment of financial charges	- 519,033	- 74,207	- 116,899	- 170,611	- 87,081	- 8,107	-	- 28,393
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	236	-	136	-	-	-	-	-
Remuneration from equity investments received	114,869	40,462	1,916	25,914	-	-	3,476	-
Annual allowed Revenue Receiving (Financial Asset)	127,429	- 303,943	470,430	234,620	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	- 203,105	- 938	- 493	- 86,445	- 53,697	-	- 412	-
Complementary pension fund payment	- 5,782	- 47,736	- 3,309	-	-	-	-	-
Payment of lawsuit contingencies	-	- 6,193	-	- 3,414	-	-	-	-
Lawsuit Deposits	- 141,004	- 140,857	- 25,986	- 14,556	- 814	- 224	-	2,827

Net Cash from Operating Activities	92,986	- 228,060	158,948	348,501	51,165	- 212,334	8,303	81,913

Financing Activities
Loans and financing obtained	875,675	119,898	748,372	417,655	611,000	-	-	-
Loans and financing payment - principal	- 377,790	- 167,942	- 810,552	- 428,738	- 71,291	- 11,534	-	-
Payment to Shareholders	-	-	- 2,500	-	-	-	- 5,361	-
Payment of Refinancing of taxes and contribution - principal	- 52,468	-	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-	-	-
	-	-	6	-	-	241,824	-	-
	-	- 47,478	-	-	-	-	-	-
Net Cash from Financing Activities	445,417	- 95,522	- 64,674	- 11,083	539,709	230,290	- 5,361	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	14,134	-	-	-	-	-	-	-
Acquisition of fixed assets	- 39,598	- 158,718	- 75,965	- 37,415	- 620,791	- 4,587	- 5,793	- 79,593
Acquisition of intangible assets	- 3,532	- 2,286	- 2,106	- 1,732	- 1,329	- 1,091	-	-
Acquisition of concession assets	- 211,803	-	- 55,821	- 145,115	-	-	-	-
Concession for advance of future capital increase	- 23,418	-	- 150,473	- 72,039	-	-	-	-
Acquisition/Contribution of capital in equity participation	- 603,305	- 223,189	- 58,000	- 689,111	-	-	-	-
Concession for advance of future capital increase	-	-	-	-	-	-	-	-
Others	336,196	482,708	240,739	555,895	26,148	-	-	-
Net Cash from Investments activities	- 531,326	98,515	- 101,626	- 389,517	- 595,972	- 5,678	- 5,793	- 79,593

Increase (decrease) in cash and cash equivalents	7,077	- 225,067	- 7,352	- 52,099	- 5,098	12,278	- 2,852	2,320
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	19,176	148,800	26,138	18,534	1,786	17,468	2,537	40,490
	7,077	- 225,067	- 7,352	- 52,099	- 5,098	12,278	- 2,851	2,320

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q17

Financial Information of the Subsidiaries

CASH FLOW 06/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	- 108,132	- 129,882	- 240,422	- 149,030	- 115,533	- 1,304,901

Depreciation and amortization	18,232	19,170	19,126	5,439	8,424	50,901
Net monetary variation	3,715	14,956	1,393	-	- 44,766	- 2,428
Net exchange variation	- 330	-	-	-	-	-
Financing charges	96,992	53,987	94,587	4,571	20,575	258,658
Equity Result	-	-	-	-	-	193,544
Provision for uncovered liability	-	-	-	-	-	43,675
Provision for doubtful credit liquidation	- 13,445	12,267	29,915	32,380	4,138	127,392
Provisions for contingencies	10,517	6,482	9,541	- 1,352	457	195,659
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	-
Provision for reduction on recoverable amount of assets	-	-	- 18,907	-	-	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	- 89	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Financial charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	423,124	21,893	-	663	23	785,185
(Increase) decrease on operating asset/liability	- 359,975	196,872	156,254	125,196	152,912	- 142,280

Cash from Operating Activities	70,609	195,745	51,487	17,867	26,230	205,405

Payment of financial charges	- 1,053	- 15,921	-	- 2,016	- 2,774	- 26,599
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of contingent liabilities	-	-	- 8,598	-	-	-
Lawsuit Deposits	-	- 33,235	-	-	-	- 48,447

Net Cash from Operating Activities	69,556	146,589	42,889	15,851	23,456	130,359

Financing Activities
Loans and financing obtained	3,794	16,109	-	5,968	7,505	-
Loans and financing payment - principal	- 22,481	- 24,418	-	- 3,295	-	- 30,441
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
	- 5,891	-	-	-	-	-
	-	-	- 254	-	-	3,257
Net Cash from Financing Activities	- 24,578	- 8,309	- 254	2,673	7,505	- 27,184

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assets	- 556	- 2,881	- 1,339	- 4,447	- 248	- 14,028
Acquisition of intangible assets	- 2,703	- 4,220	- 1,771	- 1,573	- 1,092	- 110
Acquisition of concession assets	- 45,608	- 136,439	- 45,049	- 9,673	- 30,710	- 123,683
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	1,303	-	-	-	- 9,598	-

Net Cash from investments activities	- 47,564	- 143,540	- 48,159	- 15,693	- 41,648	- 137,821

Increase (decrease) in cash and cash equivalents	- 2,586	- 5,260	- 5,524	2,831	- 10,687	- 34,646
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686	18,501	68,251
Cash and cash equivalent – end of period	20,215	20,140	3,685	6,517	7,814	33,605
	- 2,586	- 5,260	- 5,524	2,831	- 10,687	- 34,646

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had in 2Q17 a result 97% smaller than the one recorded in 2Q16, going from a profit of R$ 5,745 million in 2Q16 to a profit of R$ 160 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 86.3% in 2Q17, compared to the 2Q16, going from R$ 9,469 million in 2Q16 to R$ 1,296 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	30,178	38,596	-21.8	The variation was mainly due to: (i) Movement in the auction contracts carried out in the ACL, due to the seasonalization of the purchase of energy in 2017 and the annual readjustment.
Supply of energy to final consumers	225,127	200,190	12.5	The variation was mainly due to: (i) Mainly due to the adjustments of contracts postponed with industrial consumers, as well as the annual adjustment.
Short Term Market (CCEE)	130,778	20,565	535.9

The variation was mainly due to: (i) Mainly the strategy of seasonal electricity consumption and the allocation of more energy over the 1st half of 2017, in addition to the market variations (PLD, GSF, Portfolio of contracts etc.); and (ii) The liquidation connected to April 2017, charges (ESS) were returned since April 2013 owing to an injunction in favor of CHESF.

O&M Income - Upgraded Power Plants Law 12.783/2013	328,937	308,028	6.8

The variation was mainly due to: (i) annual Generation Annual Revenue (RAG) adjustment; (ii) investments made in the upgraded power generation facilities, partially offset by: (iii) change of the CFURH fee in 2017, which is part of the fees income of the upgraded power plants and (iv) the failure to accomplish the estimated income resulting from the difference between the rate of return used in the estimation and the rate effectively used.

Generation Construction Income	7,276	11,135	-34.7	No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
Return of the Investment	14,954	0	100.0

The variation is due to the following fact: (i) the beginning of the recognition of the update of the financial asset of the renewed generation, only at the end of 2016, therefore there is no comparative value in the 1st Q 2016.

Transmission
LT Incomes Renewed by Law 12.783/2013	248,369	235,075	5.7	The variation was mainly due to: (i) RAP update in the second half of 2016 and (ii) reinforcement of lines in the transmission system.
Not renewed O&M LT	20,571	22,642	-9.1

The variation was mainly due to: (i) Annual RAP adjustment and (ii) line reinforcements in the transmission system; And (iii) unavailability of the system during the period and apportionment of anticipation, mainly in LTs: JARDIM / PENEDO and CAMAÇARI IV.

Transmission Construction Income	125,918	152,756	-17.6	No effect on the result due to the equivalent amount in construction expenses, however, the change occurred due to the reduction of works due to the Company's cash situation.
Revenue from return of investment in transmission	338,683	8,635,218	-96.1

The variation is mainly due to the first registration in 2Q16 of the RBSE financial asset according to MME Ordinance 120 of 2016 of R$ 8,618,015, while in 2Q17 there was only the recording of the remuneration on mentioned RBSE (around R$ 695,173).

Other Incomes	8,350	14,878	-43.9	The variation was mainly due to: (i) decrease of income from the provision of maintenance services.
Deductions to the Operating Revenue	-183,089	-170,120	7.6	The variation was mainly due to: (i) increase of sector taxes and charges due to increase of the revenue.
ROL	1,296,052	9,468,963	-86.3	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a decrease of 5.2% in 2Q17 compared to the 2Q16, going from R$ 910 million in 2Q16 to R$ 862 million in 2Q17, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-476,303	-239,001	99.3

The variation was mainly due to: (i) Recording of provision for the retirement plan (PAE), in June 2017, in the amount of R$ 202.3 million, (ii) adjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment occurred after 2Q16 Due to the filing of collective dissident after the ordinary base date of the ACT and 4% of the adjustment of 2017-2018 as of May 2017) and to the increase of expenses with benefits, in the amount of R$ 21.9 million, being R$ 10.7 million related to food tickets, partially offset by (iii) a reduction of R$ 1.6 million in overtime, in accordance with PDNG 2017-2021 guidelines.

Material	-6,786	-4,828	40.6	The variation was mainly due to: (i) espenses with consumable material of R$ 0.8 million; And (ii) increase in expenses with materials and electrical systems, of R$ 0.7 million.
Services	-51,618	-53,762	-4.0	The variation was mainly due to: (i) reduction in the costs/expenditure with maintenance and preservation of equipment, amounting to R$ 2.6 million
Others	-64,804	-52,733	22.9	The variation was mainly due to: (i) increase in the recognition of expenditure with post-employment benefit, an impact of the actuarial assessment report by the end of 2016.
Donations and contributions	-1,847	-1,260	46.6
Other operating expenses	-62,957	-51,473	22.3
TOTAL PMSO	-599,511	-350,324	71.1	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-65,770	-91,818	-28.4

The variation was mainly due to: (i) registration of 214,700 thousand of overcontracting of energy.
The distributors connected to the SIN will not be subject to the limits of overcontracting in the 3 years following the interconnection (Decree n. 7.246 / 2010), this is the case of AmD. ANEEL has already recognized in the period from May 2015 to August 2016 the amount of R $ 215 million to be considered in IRT 2017.

Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-146,273	-158,643	-7.8	The variation was mainly due to: (i) Reduction in the Use of the Transmission System (MUST), occurring from the second half of 2016, affecting the 1st half of 2017.
Construction Expense	-133,194	-163,891	-18.7	No effect on the result due to equal value in the construction income.
Depreciation and Amortization	-24,105	-24,960	-3.4	No relevant variation.

Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
Operating Provisions	-8,915	-20,532	-56.6

The variation was mainly due to: (i) Provision for Contract 061 in R$ 45.2 million in 2016, without comparative in 2017, since in this half year there was an adjustment of the provision for impairment/onerous contract in the Eletrobras System. We also highlight the registration of GSF provision in the amount of R$ 50 million and civil provisions in the amount of R $ 61.0 million.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	7,711	11,679	-34.0	The variation was mainly due to: (i) reduction of financial investments for compliance with Company’s obligations.
Debt Charges	-70,574	-36,563	93.0	The variation was mainly due to: (i) new financings contracted after 2Q16 amounting to R$ 15.4 million, before Eletrobras and R$ 3.7 million with financial institutions.
Interest paid in arrears for energy sold	6,535	21,365	-69.4	The variation was mainly due to: (i) new calculation of Rio Doce Manganês debt adjustment, and (ii) adjustment of congnovit of Santana Textil before the Court of Justice of Pernambuco.
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	13,355	5,710	133.9

The variation was mainly due to: (i) adjustment of judicial deposits carried out in the period; (Ii) monetary restatement of new loans; And (iii) due to the judicial block concerning the k-factor process (without comparison in 2016).

Other Revenue/Financial Expenses	-26,449	18,896	-240.0

The variation was mainly due to: (i)Updating R & D, in the amount of R$ 19.4 million (return value provided by CEPEL); (Ii) appropriation of contractual costs of suppliers, in the amount of R$ 2.4 million; And (iii) R$ 1.8 million referring to Aneel's tax assessment notice, and (iv) R$ 1.3 million relating to the updating of amounts to be repaid.

Equity Interests (Equity) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Equity Interests (Equity)	25,681	12,816	100.4

The variation is mainly due to the following factors: (i) improvement in the result of generating SPEs, with a variation of 51.5% (R $ 14.3 million). A) Chapada do Piauí Holding I (R $ 3.2 million), (b) Chapada do Piauí Holding II (R $ 5.9 million) and (c) Eólica Serra das Vacas Holding (R $ 2.4 million).

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Income Tax and CSLL
Current IR and CSLL	-31,651	-16,864	87.7

The variation was mainly due to: (i) income increase resulting from the recognition and compensation of the Existing System Basic Network (RBSE) financial asset pursuant to MME Directive 120, to be paid in a deferred manner according to the receipt.

Deferred IR and CSLL	-107,847	-2,930,894	-96.3
Revenue from Tax Incentives	25,558	0	100.0	The variation was mainly due to the fact that the Company had taxes to be paid in 2Q17, which does not happen in 2016.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company had in 2Q17 a result 95% smaller than the one recorded in 2Q16, going from a profit of R$ 2,025 million in 2Q16 to a profit of R$ 108 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 69% in 2Q17, compared to the 2Q16, going from R$ 4,175 million in 2Q16 to R$ 1,296 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	467,349	691,132	-32.4

The variation was mainly due to: (i) expiration of 2014/2016 product in the amount of 823 MW on average of energy offset by the (ii) increase of sales for energy trading companies in the amount of 459 MW on average of energy.

Supply of energy to final consumers	335,124	267,351	25.3

The variation was mainly due to: (i) strong impact by the proceeds of Albras and South 32, the two larger Company’s contracts. Such contracts have specific conditions, such as the dependence on the foreign exchange rate, price of aluminum in the international market (LME), in addition to providing for reimbursement of sect charges up to the threshold established under contract

Short Term Market (CCEE)	266,420	84,597	214.9

The variation was mainly due to: (i) expiration of ACR contract in December 2016, and part of this energy started being traded in the short term. If there is increase of the energy liquidated at CCEE. In addition to this, the average of PLD in 2016 was R$ 62.05 MW on average and R$ 95,26 MW on average in 2017.

O&M Income - Upgraded Power Plants Law 12.783/2013	4,219	3,843	9.8	The variation was mainly due to: (i) adjustment of GAG of Coaracy Nunes
Generation Construction Income	0	0	0.0	Not applicable.
Transmission
LT incomes not renewed	3,863	1,257	207.3	The variation was mainly due to: (i) takeover of Linha Verde Transmissão de Energia S.A
LT Incomes Renewed by Law 12.783/2013	119,470	109,985	8.6	The variation was mainly due to: (I) adjustment of RAP and Incorporation of strengthening.
Revenue from return of investment in transmission	253,624	3,108,740	-91.8

The variation was mainly due to: (i) recognition of financial assets of RBSE according to MME Directive 120 of 2016 of R$ 3.034 million, whereas, in 2Q17, there was only recording of compensation levied on said financial asset of about R$ 156.7 million.

Transmission Construction Income	9,882	121,643	-91.9	No effect on the result due to equal value in the expenses, although it derives from (i) smaller investments in 2016; (ii) takeover of LVTE.
Other incomes	88,126	50,752	73.6

The variation was mainly due to: (I) increase of the income from the provision of services connected to the use of grid for communication and multimedia; and (ii) provision of services under operation and maintenance.

Deductions to the Operating Revenue	-252,426	-263,771	-91.9	The variation was mainly due to: (i) charges with PIS, COFINS and PASEP.
ROL	1,295,651	4,175,529	-69.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 4% in 2Q17 compared to the 2Q16, going from an expense of R$ 1,040 million to R$ 998 million, presenting the variations listed below:

PMSO	2Q17	2Q16	Variation (%)	Analysis
Personnel	-472,376	-307,098	53.8

The variation was mainly due to: (i) recording of provision for the Dismissal Incentive Plan - PAE in June/2017, amounting to R$ 125 million, (ii) an adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 (an effect of 9% on the 2016-2017 adjustment happened after 2Q16 owing to the filing of the collective bargaining agreement after the ordinary base date of ACT and 4% of 2017-2018 adjustment as of May 2017), which impacted only 2Q17.

Material	-7,177	-9,836	-27.0

The variation was mainly due to: (i) a number of measures to optimize the use of resources, implemented by the Company Costing Committee since 2016, such as the budgetary allocation of the non-priority expenditure and the establishment of rules that prevent the relocation between budgetary accounts.

Services	-65,480	-72,556	-9.8

The variation was mainly due to: (i) Termination of outsource third party service contract, in Dec/2016, amounting to R$ 52 million/year, partially offset by (ii) contracting of consulting of R$ 3.8 million for arranging tax liability and institutional advertising for the Company’s advertisement services.

Others	-84,743	-20,169	320.2

The variation was mainly due to: (i) reduction of legal and social liabilities that the company main develops in Tucuruí under the scope of several social programs, partially offset by the increase of other expenditure owing to: (ii) the adjustment of debt connected to the payments of taxes of financial income of the debt with Ceron (2016) amounting to about R$ 61 million. The debt adjusted at R$ 218 million (67% was paid with tax benefits from previous loss and the remainder was split in 24 installments with REFIS.

Donations and contributions	-361	-4,094	-91.2
Other operating expenses	-84,382	-16,075	424.9
TOTAL PMSO	-629,776	-409,659	54	The variation was due to the reasons explained above.

Operating Costs	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-20,433	-38,921	-47.5	The variation was mainly due to: (i) reduction of the amount of purchases made in the short-term market with CCEE owing to the expiration of 2014/2016 product.
Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-139,010	-125,066	11.1	The variation was mainly due to: (i) increase of generation income.
Construction Expense	-9,882	-121,643	-91.9

The variation was mainly due to: (i) reduction of construction investments, as well as those resulting from the takeover of Linha Verde Transmissora de Energia Elétrica -LVTE, without effect on the result due to equal value of construction income.

Remuneration and Reimbursement Expenses	0	0	0.0	Not applicable
Depreciation and Amortization	-110,699	-117,974	-6.2	No relevant variation.

Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
Operating Provisions	-88,435	-226,825	61.0	The variation was mainly due to: (i) adjustment TFRH Tucuruí and Curua-uma (R$ 135 million).

Financial Result	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	26,301	21,581	21.9	The variation was mainly due to: (i) gains of financial investment with TVM.
Debt Charges	-163,806	-158,780	3.2

The variation was mainly due to: (i) payment of charges and interest rate of loan contracts of Company with Holding and financial institutions, which had a drop over the period, although there was impact on the inflation over the period.

Interest paid in arrears for energy sold	14,365	11,014	30.4	The variation was mainly due to: (i) correction of excessive delay in the revenue, especially that of Boa Vista Energia.
Net Exchange Variation	2,005	42,977	-95.3	The variation was mainly due to: (i) US currency variation.
Net Monetary Correction	6,467	5,393	19.9

The variation was mainly due to (i) adjustment of debt of CERON; (ii) and effect on the derivative instruments of the contract of ALBRÁS, (iii) increase of the company’s indebtedness by means of loan with Holding and Caixa Econômica Federal

Other Revenue/Financial Expenses	-70,284	5,249	-1439.0	The variation was mainly due to (ii) debt interest rate and charges with Holding and financial institutions.
Gains / Losses with Derivatives	-47,964	42,711	-212.3

The variation was mainly due to: (i) impact of LME on the foreign market and also reduction of dollar currency, which impact the contracts executed with ALBRAS. The gain assessed by the operation with derivatives coming from energy supply contracts over the period is R$ 68.8 million, whereas, in June 2016, the gain was R$ 121.6 million

Equity Interests	2Q17	2Q16	Variation (%)	Analysis
Equity Interests	24,976	-30,444	-182.0

The variation was mainly due to: (i) performance assessed by means of equity methods of the following SPES: INTESA - R$ 22 Million; Energética Àguas da Pedra - R$ 12 million; Norte Brasil -R$ 28 million and Manaus Transmissora - R$ 13 Million.

Income Tax and CSLL	2Q17	2Q16	Variation (%)	Analysis
Current IR and CSLL	-23,444	-129,074	-81.8	The variation was mainly due to: (i) Recognitio of the Existing System Basic Network (RBSE).
Deferred IR and CSLL	22,732	-916,893	-102.5
Revenue from Tax Incentives	18,740	-3,564	-625.8	The variation was mainly due to: (i) smaller utilization of tax incentive credits.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had in 2Q17 a result 94% smaller than the one recorded in 2Q16, going from a profit of R$ 8,369 million in 2Q16 to a profit of R$ 480 million in 2Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 84% in 2Q17, compared to the 2Q16, going from R$ 14,106 million in 2Q16 to R$ 2,256 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	989,358	836,243	18.3

The variation was mainly due to: (i) variation of the portfolio of purchase and sale of Energy; (ii) Expiration of 2009/2016 Product in December 2016; (iii) Returns of Energy contracted from CCEARs of products of Existing Energy, under the scope of the Surplus and Deficit Compensation Mechanism - MCSD, owing to the migration of free consumers and MCSD 4%, happened in October/2016, causing strong impacts as of 2017; (iv) New Contracts under the Environment of Free Contracting with variation of average price, owing to the market scenarios; (v) Updating of prices of contracts by IPCA.

Supply	48,292	-	100.0

The variation was mainly due to: (i) execution of new energy contracts with final consumers as of November 2016; (ii) Auctions of Itumbiara Power Plant, in accordance with Law 13.182/2015, which yielded new revenue from Supply of energy. The contracts of Itumbiara HPP are recorded as Supply of R$ 40 million (net of ICMS) for 2Q17.

Short Term Market (CCEE)	13,037	58,139	-77.6

The variation was mainly due to: (i) payments of Jan/2016 to May/2016 connected to the Redefinition of the Hydrological Risk, calculated according to the methodology approved by ANEEL by means of Order n. 758/2016. Such payments have not been made in 2017, (ii) the differences in the portfolio of contracts, (iii) the variation of the amount of energy generated, as well as the consequent impact on the result on the Energy Relocation Mechanism (MRE), partially offset by (iv) the variations of the values of PLD over the periods of Apr/2016 to Jun/2016 were such that, the average PLD was R$ 62.37/MWh, whereas, over the same period of 2017, it was R$ 303.75/MWh

O&M Income - Upgraded Power Plants Law 12.783/2013	209,977	203,457	3.2	The variation was mainly due to: (i) adjustment provided for under the contracts of fees of renewed power plants.
Generation Construction Income	6,532	7,088	-7.8

No effect on the result, due to the equal construction expense, however, the variation was mainly due to: (i) the fluctuation of investments made in HPPs Corumbá, Furnas, Funil, Marimbondo, Porto Colômbia and LCB de Carvalho.

Transmission
LT incomes not renewed	9,870	8,701	13.4	The variation is mainly due to: (i) readjustment of the RAPs of the other contracts and (ii) accounting reclassification to O&M Revenues of the renewes transmission
O&M LT renewed by Law 12.783/2013	314,889	283,812	10.9	The variation was mainly due to: (i) variation of the CT 062.2001 contract amounting to R$ 30.9 million
Income from return of investment in transmission	780,537	12,750,400	-93.9

The variation is mainly due: (I) the first registration, in 2Q16, of the financial asset of RBSE, in accordance with MME Directive 120 of 2016 of R$ 12,710 million, whereas, in 2Q17, there was only a recording of compensation levied on said financial asset of R$ 736.2 million, and; (ii) other contracts amounting to R$ 5.1 million.

Transmission Construction Income	51,000	171,809	-70.3	No effect in the result due to equal expense, however, it results from (i) the increase of the investments in the Ribeiro Gonçalves Balsas concession contract.
Other incomes	73,726	9,419	682.7

The variation was mainly due to: (i) increase in the Income from the Provision of Services, chiefly the amount of R$ 65.4 million with Eletrobras Participações connected to the use of optical fiber wiring (contract with Eletronet of 1999).

Deductions to the Operating Revenue	- 241,188	- 222,499	8.4	The variation was mainly due to: (i) To the increase of ICMS in R$ 8.3 million and PIS / COFINS in R$ 23.6 million
ROL	2,256,030	14,106,569	-84	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 1.0% in 2Q17 compared to the 2Q16, going from R$ 1,201 million to R$ 1,213 million, presenting the variations listed below:

PMSO	2Q17	2Q16	Variation (%)	Analysis
Personnel	-533,029	-271,753	96.1

The variation was mainly due to: The variation was mainly due to: (i) recording of provision for the Retirement Plan - PAE in June/2017, amounting to R$ 211.8 million, (ii) an adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 (an effect of 9% on the 2016-2017 adjustment happened after 2Q16 owing to the filing of the collective bargaining agreement after the ordinary base date of ACT and 4% of 2017-2018 adjustment whcich affected the 2Q17

Material	-6,651	-10,126	-34.3	The variation was mainly due to: (i) The material expenditure reduced mainly due to the variation of costs with several materials, as well as reduction of spending, aiming to decrease expenditure.
Services	-220,421	-201,260	9.5	The variation was mainly due to: (i) increase of outsourced third party services, with Engeneering company
Others	-142,266	-74,318	91.4

The variation was mainly due to: (i) increase in the following lines: Insurance R$ 1.5 million, Indemnity, Loss and damages R $ 25 million (highlighting in 2Q17 the lawsuit against Ampla Energia and Serviços S/A in the amount of R $ 43.3 million, losses on deactivation and disposal R $ 22.2 million (highlighting the deactivation of 02 autotransformers of the Substation of Samambaia in the amount of R $ 17.7 million) and a reduction in the recovery of Expenses of R $ 8 million.

Donations and contributions	-20,530	-7,239	183.6
Other operating expenses	-121,736	-67,079	81.5
TOTAL PMSO	-902,367	-557,457	62	The variation was due to the reasons explained above.

Operating Costs	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-197,835	-140,002	41.3	The variation was mainly due to: (i) Reduction of power generation via the Santa Cruz Thermoelectric Power Plant.
Fuel	-75,824	-93,948	-19.3	The variation was mainly due to: (i) reduction of the generation of energy by means of Santa Cruz Thermal Power Plant.
Charges for the Use of the Electricity Grid	-130,350	-117,865	10.6	The variation was mainly due to: (i) adjustment estimated for the transmission contracts.
Construction Expense	-57,532	-178,897	-67.8	No effect on the result due to equal value in the construction income.
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable
Depreciation and Amortization	-69,432	-68,813	0.9	No relevant variation.

Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
	219,624	- 44,263	- 596.18

The variation was mainly due to: (i) reduction of the balance of PCLD in R$ 3.2 million, (ii) Reversal of (Tax, Labor and Civil) Contingencies, R$ 157.2 million, (iii) Onerous Contract, R$ 109.5 million (Furnas, R$ 52 million, and SPEs Brasil Ventos, R$ 161.4 million, (iv) reversal of onerous contract as a result of suspension of energy contract of Famosa 3, Serra do Mel and Acarau complexes) and (v) R$ 298 million connected to the reversal of provision for loss with Investments.

Financial Result	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	8,196	19,759	-58.5	The variation was mainly due to: (i) Decrease in the financial investments in the period.
Revenue from Financing and Loans	33,146	16,104	105.8	The variation was mainly due to: (i) due to the reclassification of the account balance from arrears to financing and loan income, in the amount of R $ 16.1 million.
Debt Charges	-253,538	-257,254	-1.4	The variation was mainly due to: (i) reduction in debt charges, but without significant variation.
Interest paid in arrears for energy sold	-13,492	1,914	-804.9	The variation was mainly due to: (i) Transfer from the account balance to Revenues from financing and loans in the amount of R$ 16.1 million.
Net Exchange Variation	-18,170	41,053	-144.3

The variation was mainly due to: (i) Exchange rate depreciation on loans and financing obtained in long-term foreign currency with the IDB (dollar) and Eximbank (Yen), in the amount of R $ -62.2 million

Net Monetary Correction	-37,913	-62,896	-39.7

The variation is mainly due to: (i) the passive monetary correction had a reduction in the VM expense on the long-term debt principal, amounting to R$ 31 million as a result of the fluctuation of the interest rates (SELIC, IPCA, and TJLP) and, in the of VM on other PELP owing to the change of VM’s booking of assignment of credit, given that, in 2016, the year had the value of 55.1 million fully entered, and, in 2017, the value of R$ 19.3 million was entered in Advanced Expense - Assets and was deferred to the result of R$ 604 per month, which has triggered a reduction of R$ 54 million in the account movements, partially offset (ii) by the reduction of the active monetary correction on the Electric Power Refinancing, amounting to R$ 31 million, in addition to the decrease of the monetary adjustment w/ negative balance of IRPJ/CSSL amounting to R$ 16.7 million.

Other Revenue/Financial Expenses	-10,108	-34,192	-70.4

The variation was mainly due to: (i) Increase in interest income by R$ 1 million, (ii) and increase in Other Revenues - Contractual Fines by R$ 4.3 million; (Ii) Financial expenses with the reduction of the Selic interest rate increase of undivided dividends of R$ 14.5 million.

Gains / Losses with Derivatives	0	0		Not applicable

Equity Interests (Equity)	2Q17	2Q16	Variation (%)	Analysis
	7,609	57,988	-86.9

The variation was mainly due to: (i) capitalization of new tangible assets, with emphasis on equipment and buildings Chapecoense R$ 11,6 milhões, Mata de Santa Genebra R$ 7,0 milhões, Serra do Facão Energia R$ 6,3 milhões e MGE Transmissão R$ 4,8 milhões.

Income Tax and CSLL	2Q17	2Q16	Variation (%)	Analysis
Current IR and CSLL	-9,409	1,725	-645.4

The variation was mainly due to: (i) the net result (except for the monetary correction of RBSE), in 2017, it was smaller than that of 2016, as well as the variation of provisions in 2017. In the year of 2017, there is a deferral levied only on the monetary adjustment of RBSE, given that, in the valance of 2016, there is recording of deferral covering the total revenue of RBSE, i.e., the initial value plus the adjustments of the year.

Deferred IR and CSLL	-252,636	-4,319,972	-94.2
Revenue from Tax Incentives	0	0	0.0	Not applicable.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company had in 2Q17 a result 72% smaller than the one recorded in 2Q16, going from a profit of R$ 930 million in 2Q16 to a profit of R$ 262 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 72% in 2Q17, compared to the 2Q16, going from R$ 1,861 million in 2Q16 to R$ 530 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	235,350	176,558	33.3

The variation was mainly due to: (i) adjustment of prices; (ii) variation of prices in ACL (PCHs and part of the energy generated by wind power plants resold in ACL); (iii) new energy purchase contracts, as of April 2017, executed with SPE Teles Pires; (iv) as of 2017, the wind power plants Hermenegildo I, II, III and Chuí IX suspended the contract of ACRs by means of the New Energy Surplus and Deficit Compensation Mechanism, and the energy by Eletrosul was also no longer contracted, and mainly sold in ACL, by means of short and long term auctions.

Supply	4,917	5,766	-14.7	The variation was mainly due to: (i) variation of price in long term contracts executed in October 2015, in the ACL environment, with specific prices for each year of supply.
Short Term Market (CCEE)	10,565	836	1,163.8	The variation was mainly due to: (i) increase of PLD; e (ii) variation of the volume of energy liquidated in CCEE (MRE and liquidation of PLD)
Generation Construction Income	0	0	0.0	Not applicable
Transmission
RAPs LT not renewed	29,811	25,069	18.9

The variation was mainly due to: (i) adjustments in the prices of RAP; and (ii) installment of adjustment for the period, used to redefine positive or negative adjustments in RAP under each concession contract, such as, for instance, deviation of estimate.

O&M LT renewed by Law 12.783/2013	154,177	158,213	-2.6

The variation was mainly due to: (i) adjustments in the pro-rating of the system performed by ONS coming from the deficit and surplus analysis of the system charges; and (ii) part of adjustment for the period, used to define positive or negative adjustments in RAP under each concession contract, such as, for instance, deviation of estimate.

Income from return of investment in transmission	121,326	1,498,355	-91.9

The variation was mainly due to: (i) initial recording, in 2Q16, of the compensation of the financial asset of RBSE, in accordance with Directive no. 120, dated April 20, 2016, of the Ministry of Mines and Energy (R$ 1,447.4 million), whereas in 2Q17, only the compensation levied on the financial asset receivable was recorded (about R$ 67,058 million) and (ii) inflation over the period.

Transmission Construction Income	21,469	38,668	-44.5

No effect for the result, due to consideration of the construction expense, in equal value. The variation was mainly due to: (i) the failure to account, in 2017, for the construction revenue linked to the Concession Agreement 001/2015 regarding the deployment of the enterprise of Lot A - ANEEL Auction 004/2014, being the Company in negotiation phase for partner in the execution of the contract.

Other Incomes	11,777	5,721	105.9

The variation was mainly due to the increase in the provision of services to third parties, with emphasis on the services of operation and maintenance of transmission lines related to binational enterprise (Brazil-Uruguay Interconnection).

Deductions to the Operating Revenue	-59,276	-47,905	23.7	The variation was mainly due to revenue increase.
ROL	530,116	1,861,281	-72	The variation was mainly due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 9.2% in 2Q17 compared to the 2Q16, going from R$ 269 million to R$ 244 million, presenting the variations listed below:

PMSO	2Q17	2Q16	Variation (%)	Analysis
Personnel	-163,538	-99,607	64.2

The variation was mainly due to: (i) recording of provision for the Dismissal Incentive Plan - PAE in June/2017, amounting to R$ 51 million, which refers to 155 hirings, (ii) an adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 (an effect of 9% on the 2016-2017 adjustment happened after 2Q16 owing to the filing of the collective bargaining agreement after the ordinary base date of ACT and 4% of 2017-2018 adjustment as of May 2017), in addition to (iii) reduction of overtime made as a way to reduce costs, as established in PDNG 2017-2021.

Material	-2,158	-2,359	-8.5

The variation was mainly due to: (i) decrease, in 2017, of the material expenses related to the operation and maintenance of the electric system, as a measure to reduce costs provided for in PDNG 2017-2021.

Services	-26,264	-29,921	-12.2	The variation was mainly due to: (i) decrease, in 2017, of the expenses with third party services, including institutional advertisement, as a measure to reduce costs provided for in PDNG 2017-2021.
Others	-7,403	-11,543	-35.9	The variation was mainly due to: (i) liquidation, in 2017, of the contributions to CEPEL with funds of P&D.
Donations and contributions	0	0	0.0
Other operating expenses	-7,403	-11,543	-35.9
TOTAL PMSO	-199,363	-143,430	39	The variation was mainly due to the reasons explained above.

Operating Costs	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-72,602	-58,868	23.3	The variation was mainly due to: (i) amounts of additional energy purchased by HPP Teles Pires, arising out of the suspension of contract of energy sold by the same in ACR.
Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-6,684	-6,531	2.3	The variation was mainly due to: (i) adjustment of the TUST and TUSD.
Construction Expense	-21,469	-38,668	-44.5	No effect on the result due to equal value in the construction income.
Depreciation and Amortization	-45,061	-44,478	1.3	Os valores permaneceram estáveis.

Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
	212,502	-6,664	-3,288.8	The variation was mainly due to: (i) reversals of impairments of Wind Power Plants Hermenegildo I, II, III and Chuí IX, amounting to R$ 217 million.

Financial Result	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	13,062	9,857	32.5

The variation was mainly due to: (i) addition, in 2017, of the balance of financial investments, especially arising out of the raising of funds performed in January 2017, via the Fund of Investments in Credit Rights - FIDC.

Debt Charges	-126,462	-125,019	1.2	The variation was mainly due to the higher volume of charges of loans and financings, arising out of the variation of their amount.
Interest Paid in Arrears	0	0	0.0	Not applicable.
Net Exchange Variation	-22,813	30,361	-175.1

The variation was mainly due to: (i) Euro has risen and impacted contracts of transfer of funds signed with Eletrobras, arising from contracts with KFW, whose funds were used for the construction of PCHs.

Net Monetary Correction	-28,782	3,078	-1035.1

The variation was mainly due to: (i) decrease of the adjustment of credits of energy renegotiated, arising out of Law 8727/93, connected to a negative IGPM happened over the second quarter of 2017; and (i) decrease of inflation indices.

Other Revenue/Financial Expenses	21,396	14,641	46.1

The variation was mainly due to: i) increase of the debt balance of securities receivable concerning 8.727/93, owing to the fact that the monthly amount received was not enough to amortize the charges generated; and ii) decrease of the financial adjustment of the amounts receivable from Eletronorte, a result of the negotiation of assets, in connection with the amortization of credits. The variation of this expense was mainly due to: (i) recording in 2016 of IOF connected to loans.

Equity Interests (Equity)	2Q17	2016	Variation (%)	Analysis
	93,778	-54,406	272.4

The variation was mainly due to: (i) positive result assessed, in 2017, by invested companies Livramento Holding, Chuí Holding and Santa Vitória Palmar Holding. After the option for MCSD (suspension of contract of CCEARs), invested companies started selling energy in bilateral contracts and/or liquidating in CCEE at prices higher than the contracts executed with the distribution companies under ACR. Such fact led to a higher volume of income, and allowed reversal of impairment thereon.

Income Tax and CSLL	2Q17	2Q16	Variation (%)	Analysis
Current IR and CSLL	556	2,735	-79.7

The variation was mainly due to: (i) increase, in 2017, of the result from service, mainly influenced by the increase of net revenue. For the purposes of calculation of current taxes, the financial revenue of RBSE is excluded.

Deferred IR and CSLL	-82,660	-511,715	-83.8

The variation was mainly due to: (i) reversals, in 2017, of the impairments of Wind Power Plants Hermenegildo I, II, II and Chuí IX; (ii) recording, in June 2016, of the initial amount of the financial revenue of RBSE.

Revenue from Tax Incentives	0	0	0.0	Not applicable.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had in 2Q17 a result 101% higher than the one recorded in 2Q16, going from a loss of R$ 4.054 million in 2Q16 to an increase of R$ 42 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 8.8% in 2Q17, compared to the 2Q16, going from R$ 639 million in 2Q16 to R$ 695 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	792,845	728,883	8.8

The variation is due to the following reasons: (i) updating of the fixed revenue established by ANEEL for the 2017 fiscal year, through Aneel Resolution 2,193 / 16, for the Angra 1 and 2 plants; And (ii) the positive balance of the variable portion referring to the electric power generated / supplied estimated for 2017.

Deductions to the Operating Revenue	-97,498	-89,687	8.7	The variation is due to the following reasons: (i) taxation of 9.25% of PIS and COFINS as a result of the increase in Gross Operating Revenue; (Ii) increased contributions from consumer charges
ROL	695,347	639,196	8.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 86.7% in 2Q17 compared to the 2Q16, going from R$ 4.537 million to R$ 603 million, presenting the variations listed below:

PMSO	2Q17	2Q16	Variation (%)	Analysis
Personnel	-226,422	-117,149	93.3

The variation was mainly due to: (i) recording of provision for the Dismissal Incentive Plan - PAE in June/2017, amounting to R$ 71.6 million, (ii) an adjustment arising out of the Collective Bargaining Labor Agreement (ACT) for 2016-2018 (an effect of 9% on the 2016-2017 adjustment happened after 2Q16 owing to the filing of the collective bargaining agreement after the ordinary base date of ACT and 4% of 2017-2018 adjustment as of May 2017)

Material	-9,988	-10,444	-4.4

The variation was mainly due to the variations resulting from the need for maintenance material, which varies every year depending on the material needed and the value of the material available in store.

Services	-53,457	-62,681	-14.7	The variation was mainly due to: (i) Reduction of services provided by contractors; (Ii) reduction of technical and other consultancies.
Others	-28,695	-24,277	18.2	The variation was mainly due to: (i) taxes line item that, in 2017, presented a value 50% higher than that of 2016 and; (Ii) higher leases 14%.
Donations and contributions	0	0	0.0
Other operating expenses	-28,695	-24,277	18.2
TOTAL PMSO	-318,562	-214,551	48.5	The variation was due to the reasons explained above.

Operating Costs	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0	Not applicable
Fuel	-103,343	-96,117	7.5	The variation was mainly due to: (i) price adjustment of nuclear fuel contracts consumed in the production of enegria.
Charges for the Use of the Electricity Grid	-24,627	-21,390	15.1	The variation was mainly due to: (i) transmission contratcs adjustments.
Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-98,960	-98,999	0.0	The variation was not relevant in the period.

Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
	-57,898	-4,106,495	-98.6	The variation was mainly due to: (i)Provision for Impairment and Onerous Contract registered in June 2016 without correspondent in June 2017.

Financial Result	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	1,759	507	246.9	The variation was mainly due to: (i) the increase of financial investments due to the temporary availability of funds from the cash flow in 2017, which exceeded the amount available in 2016.
Debt Charges	-20,281	-25,048	-19.0	The variation was mainly due to: (i) Reduction of the level of indebtedness
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	-14,979	-16,580	9.7	The variation was mainly due to: (i) Reduction of the suppliers in foreign currency.
Other Revenue/Financial Expenses	10,125	-63,139	116.0	The variation was mainly due to: (i) variation of the value of the dollar in the period that affected the output of the decommissioning fund of Banco do Brasil, which has the dollar as the indexer.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

CGTEE

Result Analysis

The Company had in 2Q17 a result 712% higher than the one recorded in 2Q16, going from a loss of R$ 33 million in 2Q16 to a loss of R$ 270 million in 2Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 58% in 2Q17, compared to the 2Q16, going from R$ 230 million in 2Q16 to R$ 97 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	110,408	243,218	-54.6

The variation was mainly due to: (i) Estimated revenue in CCEE financial settlements, which in 2Q17 is lower than 2Q16, due to a greater number of stops for maintenance of Phase C and exit of the Presidente Medici Power Plant from 1Q17.

Other Incomes	397	986	-60	The variation was mainly due to: (i) Reduction in sales of ash.
Deductions to the Operating Revenue	-14,033	-13,984	0	The variation was mainly due to: (i) RGR provision in 2017.
ROL	96,772	230,220	-58	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 1.4% in 2Q17 compared to the 2Q16, going from R$ 190 million to R$ 193 million, presenting the variations listed below:

PMSO	2Q17	2Q16	Variation (%)	Analysis
Personnel	-77,985	-28,292	175.6

The variation was mainly due to: (i) Record of provision for the Retirement Plan - PAE and PDVE (Extraordinay Reteirement Plan) in June / 2017, in the amount of R$ 46 million; (Ii) adjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment occurred after 2Q16 due to the filing of collective bargaining agreement after the ordinary base date of the ACT and 4% adjustment of 2017-2018 as of May 2017)million connected to overtime, according to PDNG 2017-2021 guidelines.

Material	-18,000	-21,238	-15.2	The variation is mainly due to the following reason: (i) reduction in the value of the lime contracts used to control pollutants in the air emissions of the Candiota III - Phase C UTE.
Services	-13,587	-12,858	5.7	The variation was mainly due to: (i) Extra repairs required at the stop of UTE Candiota III - Phase C in 2Q17.
Others	-10,665	-17,733	-39.9	The variation was mainly due to: (i) Less volume of workers 'and outsourced workers' compensation payments.
Donations and contributions	0	0	0
Other operating expenses	-10,665	-17,733	-40
TOTAL PMSO	-120,237	-80,121	50.1

Operating Costs	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-52,118	-33,273	56.6

The variation is mainly due to the following reason: (i) the purchase contracts with Eletronorte increased by 10% between quarters, reflecting the increase in the price, without changes in the quantities purchased. In this expense group, reversals of provisions for reimbursements to customer distributors were recorded in 2Q16, contributing to the increase in expenses between the periods.

Fuel	-34,675	-39,578	-11.7

The variation was mainly due to: (i) reduction of the amounts of coal purchased to be used in the Thermoelectric Plant Candiota III (Phase C) and (ii) cancellation of the purchase of coal for the Thermoelectric Plant Presidente Médici (Phases A and B) as from 2017.

(-) Recovery of CCC Expenses	25,795	29,522
Charges for the Use of the Electricity Grid	-11,540	-10,310	12	The variation was mainly due to: (i) the reflection of the adjustment of fees
Construction Expense	0	0	0	Not applicable
Depreciation and Amortization	-13,186	-18,142	-27	The variation was mainly due to: (i) Phase B of the Presidente Médici plant with effect in 2Q17 and retroactive in 1Q17 (reversing the assets as of March 1, 2017).
Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
	-36,364	182	-20,080.2	The variation was mainly due to: (i) Reversal of labor provisions in 2Q16.

Financial Result	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	687	1,026	-33.0	The variation was mainly due to: (i) Reduction in the available balance of financial investments in 2Q17.
Debt Charges	-123,122	-109,039	12.9	The variation was mainly due to: (i) increased balance of the loans with the Holding
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	233	-1,188	119.6	The variation was mainly due to: (i) Reduction in lime transporters' indemnities in 2Q17.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company had in 2Q17 a result 103% higher than the one recorded in 2Q16, going from a loss of R$ 102 million in 2Q16 to a loss of R$ 3 million in 2Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had an increase of 196% in 2Q17, compared to the 2Q16, going from R$ 90 million in 2Q16 to R$ 268 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	144,893	153,606	-5.7	The variation is mainly due to the following reason: (i) in 2017, thermal plants generated a lower amount of energy contracted due to maintenance problems, especially by Aparecida and Mauá Block 3.
Supply	0	0	0.0	Not applicable
Short Term Market (CCEE)	0	0	0.0	Not applicable
Generation Construction Income	0	0	0.0	Not applicable
Transmission			0.0	Not applicable
RAPs LT not renewed	0	0	0.0	Not applicable
O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable
Income from return of investment in transmission	193,499	0	0.0	Not applicable
Transmission Construction Income	0	0	0.0	Not applicable
Other Incomes	0	0	0.0	Not applicable
Deductions to the Operating Revenue	-70,721	-63,094	12.1	The variation was mainly due to: (i) In the 2Q16, the amount of R & D for the period 2015/2016 was recorded.
ROL	267,671	90,512	195.73	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 53.8% in 2Q17 compared to the 2Q16, going from R$ 136 million to R$ 63 million, presenting the variations listed below:

PMSO	2Q17	2Q16	Variation (%)	Analysis
Personnel	-33,893	-30,603	10.8

The variation was mainly due to: (i) The variation is mainly due to the following factors: (i) adjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment, occurred after 2Q16 due to the filing of collective bargaining agreement after the ordinary base date of the ACT and 4% adjustment from 2017-2018 as of May 2017).

Material	-20	-2,632	-99.2	The variation was mainly due to: (i) Plant maintenance in a smaller proportion than in the same period of 2016.
Services	-7,695	-8,923	-13.8

The variation was mainly due to: in 2016, the amounts were recorded via the Reimbursement Expenditure Order - ODR, due to the unbundling process; However, some expenses were not recorded in the accrual period. By 2017, some contracts, such as the surveillance service, have already been contracted directly by AmGT, thus, the registrations took place in the jurisdiction.

Others	-178,077	-195,861	-9.1

The variation is mainly due to the following reason: (i) in the 2Q17 there were only 2 months of the generator rental companies (May and June), since before that, they were in the performance test process with the ONS. In 2016, this expense was recorded in the three months of the 2Q16

Donations and contributions	0	0	0.0
Other operating expenses	-178,077	-195,861	-9.1
TOTAL PMSO	-219,685	-238,019	-7.7

Operating Costs	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-37,331	0	100.0	The variation was mainly due to: (i) amount of energy that the Company purchased in the Short Term Market, in the 2Q17, due to the cut in gas supply at the Aparecida plant.
Fuel	141,416	156,112	-9.4

The variation was mainly due to: (i) In 1TRI / 16, there were still amounts recorded under this item. However, as of April / 16, with the publication of Ordinances MME no. 015 and 179/2016, it was incumbent on the Lessors to purchase fuel oil. Thus, the Company was relieved to buy fuel as of that month.

Construction Expense	0	0		Not applicable
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable
Depreciation and Amortization	-15,643	-15,833	-1.2	No relevant variation.

Operating Provisions	2Q17	2Q16	Variation (%)	Analysis
	-234	796	-129.4

A variação se deve, principalmente, ao seguinte motivo: (i) In 2Q16 there were reversals of provisions for contingencies of R$ 796 thousand; (Ii) In 2Q17, there was a reversal of contingency of R$ 435 thousand offset, however, by (iii) provision of assets that were not unitized and are in property, plant and equipment in progress but should already be in service, Are not being depreciated, in the amount of R$ 0.6 million.

Financial Result	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	1,376	4,988	-72.4	The variation was mainly due to: (i) redemption of financial investments for expenses.
Debt Charges	-58,836	-66,864	-12.0	The variation was mainly due to: (i) new loan contracts signed with the holding Eletrobras, after the 2Q16.
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	-1,559	-5,092	-69.4

The variation was mainly due to: (i) In 2Q16, the amounts of judicial deposits arising from the net assets were updated; (Ii) reduction in monetary restatement in 2017 due to the variation of the indices; And (ii) reduction in the monetary restatement of the El Paso Rio Negro and Amazonas cases, linked to the IPCA.

Other Revenue/Financial Expenses	-2,454	-10,200	-75.9	The variation is mainly due to the following reason: (i) receipt of a fine and interest from Amazonas GT regarding the payment in arrears, in the amount of R$ 6 million.

Equity Interests (Equity)	2Q17	2Q16	Variation (%)	Analysis
	0	0	0.0	Not applicable

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had in 2Q17 a result 200% higher than the one recorded in 2Q16, going from a loss of R$ 1 million in 2Q16 to a loss of R$ 2 million in 2Q17, mainly due to the reasons described below.

Operating Costs and Expenses
The operating costs and expenses had an increase of 5% in 2Q17 compared to the 2Q16, going from R$ 1.69 million to R$ 1.77 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-844	-787	7.2

The variation was mainly due to: (i) Adjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment, which occurred after 2Q16, due to the filing of collective bargaining agreement after the ordinary ACT base date and a 4% adjustment of 2017-2018 as of May 2017.

Material	-7	-21	-66.7	The variation was mainly due to: (i) lower demand for materials in the period.
Services	-196	-208	-5.8	The variation was mainly due to: (i) lower expenses with escritutral shares services.
Others	-638	-628	1.6	The variation was mainly due to: (i) expenses with legal advertising (ex.: financial statements, notice of OGM) and rent increase.
Donations and contributions	0	0	0.0
Other operating expenses	-638	-628	1.6
TOTAL PMSO	-1,685	-1,644	2.5	The variation was due to the reasons explained above.

Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	0	-474	-100	The variation was mainly due to: (i) Recognition, in the2Q17 of loss in the subscription of CTEEP shares, in the amount of $ 474 thousand.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	1,343	2,014	-33.3	The variation was mainly due to: (i) Reduction due to the decrease in interest taxand the lower value applied than in the previous period.
Debt Charges	0	0	0.0	Not applicable
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	-215	-507	57.6

A variação se deve principalmente aos seguintes motivos: (i) Increase by opening the accounts, separating the financial income from application, interest income, fine and monetary correction; And (ii) monetary restatement on the amounts payable to the assignors was negative, due to negative IGP-M in the period.

Remuneration of Indemnities of the 1st tranche of Law 12.783/2013			0.0	0.0

Equity Interests (Equity) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	3,259	2,292	42.2	The variation was mainly due to: (i) Equivalence equity of the investee CTEEP due to the financial asset of RBSE.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Current IR and CSLL	139	-44	415.9	The variation was mainly due to: (i) taxable income in the 1Q17 was inferior to the one calculated in the 1Q16, due to decrease of the financial revenue.
Deferred IR and CSLL	-	-	0	Not applicable
Tax incentives	-	-	0	Not applicable

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

Eletroacre

Result Analysis

The Company had in 2Q17 a result 29.7% lower than the one recorded in the 2Q16, going from a loss of R$ 59.2 million in 2Q16 to a loss of R$ 76.8 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 3.8% in 2Q17, compared to the 2Q16, going from R$ 133.6 million in 2Q16 to R$ 138.7 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Distribution
Supply	145,105	137,878	5.2	The variation was mainly due to: (i) Average tariff readjustment of 8.37% effective as of Dec / 16.
Short Term Market	42,162	0	100.0	The variation was mainly due to: (i) rerating in 2017, when this revenue was first recognized, it was previously accounted for as recovery of expenses with electrical power.
Construction Revenue	10,835	18,807	-42.4

No effect in the result, due to equivalent expense, however, the variation was mainly due to: (i) Reduction of investments made by the company, (ii) inflows of funds from the PLPT that are classified as special obligations, which further reduces the company's remunerated investment.

CVA Revenue	2,675	19,421	-86.2	The variation was mainly due to: (i) Reduction as a result of the amortization of CVA approved over the previous period at 2.8 million per month.
Other Operating Revenues	3,300	6,011	-45.1	The variation was mainly due to: (i) Decrease in VNR revenue, due to the reduction in the IPCA since this revenue is the multiplication of the BRR update by this index.
Deductions to the Operating Revenue	-65,293	-48,446	34.8

The variation was mainly due to: (i) Recognition of the reversal of PIS and COFINS credits in 2Q17, which were being discussed in the Administrative sphere, but with the adhesion to the PRT - Programa de Regularização Tributária (Tax Regularization Program), the administrative process was withdrawn.

ROL	138,784	133,671	3.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 14.5% in 2Q17 compared to the 2Q16, going from R$ 146 million to R$ 167 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-11,984	-10,085	18.8

The variation was mainly due to: (i) salary adjustment according to ACT as of June 2016 at 9.28%, and as of May 2017 at 4.08%; (ii) hiring of new employees according to court order ruling for insourcing of services.

Material	-553	-253	118.6	The variation was mainly due to: (i) Purchase of materials for renovation of the company’s commercial division rooms.
Services	-15,452	-12,402	24.6	The variation was mainly due to: (i) adjustments of contracts, (ii) beginning of the inspection contract of consuming units, which underwent an increase of 15 teams to 50.
Others	-10,201	-26,809	-61.9	The variation was mainly due to: (i) Reduction due to a notice of violation applied by SEFAZ in the previous year, what did not happen in this period.
Donations and contributions	0	0	0
Other operating expenses	-10,201	-26,809	-62
TOTAL PMSO	-38,190	-49,549	-22.9	The variation was due to the reasons explained above.
Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-137,961	-52,570	162.4

The variation was mainly due to: (i) change in the energy generation contract into the isolated system. In the 2Q16, the company purchased fuel to produce energy, currently, this is a responsibility of PIE - Independent Energy Producer. As a result, we do not have a cost with fuel purchase, besides, the expenses with energy purchased for resale increased.

Fuel	0	-39,466	304.9

The variation was mainly due to: (i) Change in the power generation contract for the isolated system. In 2Q16, the company bought fuel to produce energy, today it is the responsibility of PIE. As a consequence, we no longer have the cost of buying fuel. The 49.3 million are recoveries of generation expenses of the Sectoral Fund CCC.

(-) Recovery of CCC Expenses	49,320	15,390
Charges for the Use of the Electricity Grid	-1,701	-1,454	17.0	The variation was mainly due to: (i) Increase of charges due to adjustment of Allowed Annual Revenue (RAP) in the order of 16% as of July 2016, thus impacting 2Q17.
Construction Expense	-10,835	-18,807	-42.4	The variation was mainly due to: (i) Reduction of IGPM, since such revenue results from the updating of BRR by said index, amounting to the same of construction revenue.
Depreciation and Amortization	-5,750	-4,347	32.3	The variation was mainly due to: (i) Increase of fixed assets in service, as a result of the company’s effort to optimize the volume of unitizations.
Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	-21,556	5,216	-513.3	The variation was mainly due to: (i) booking if provision connected to the reversal of credits for loss of power in the generation process in the isolated system amounting to 138 million.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	522	233	124.0	The variation was mainly due to: (i) financial availability for investment in a better company’s cash generation.
Debt Charges	-4,327	-12,932	-66.5	The variation was mainly due to: (i) Suspension of the enforceability of contracts celebrated with Eletrobras by Ordinary Appeal - RO up to 12/31/2017
Interest paid in arrears for energy sold	3,270	7,451	-56.1	The variation was mainly due to: (i) decrease of the IPCA incident used over receivables delayed
Net Monetary Correction	-6,886	-39,153	-82.4	The variation was mainly due to: (i) decrease of the IPCA incident used over receivables rights
Asset Update/CVA Regulatory Liability	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	-75,436	-2,957	2451.1

The variation was mainly due to: (i) Registration of financial charges of the infraction notices process applied by SEFAZ/AC of credit reversal referring to the loss of energy in the process of generation in the isolated system in the amount of R$ 76 million.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

AMAZONAS D

Result Analysis

The Company had in 2Q17 a result 87% higher than the one recorded in 2Q16, going from a loss of R$ 487 million in 2Q16 to a loss of R$ 61 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had na increase of 1% in 2Q17, compared to the 2Q16, going from R$ 748 million in 2Q16 to R$ 759 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply	0	0	0.0	Not applicable
Short Term Market (CCEE)	0	0	0.0	Not applicable
Construction Revenue	0	4,304	0.0	Not applicable
Distribution
Supply	690,760	760,744	-9.2

The variation was mainly due to: (i) migration of consumers to the free contracting environment (ACL). In 2Q16, the company started to serve its first free/special consumers, migrating to the free contracting environment (ACL). Such migration had a negative impact on the supply.

Short Term Market (CCEE)	171,539	131,640	100.0

The variation was mainly due to: (i) Growth of power settled in MCP - Short Term Market, due to the migration of consumers to ACL, on account of this, the power contracted to serve such consumers started being settled within MCP.

Construction Revenue	49,993	62,858	-20.5	No effect on the result, given that the revenue is fully settled by Construction Costs, at the same amount, and corresponds to the Company’s investment over the period with concession assets
CVA Revenue	30,184	-41,989	171.9	The variation was mainly due to: (i) amortization of regulatory asset approved at 2Q16.
Other Operating Revenues	7,796	90,632	-91.4

The variation was mainly due to: (i) recording in 2016 of CDE - EQUILIBRIO DA REDUCAO DE TARIFAS (balance of tariff reduction), which refers to the registration of amounts receivable in order to ensure the economic and financial balance due to the reduction of the tariffs of the distribution concessionaires, in accordance with ANEEL Resolution No. 1,980, of 27 Of October 2015.

Deductions to the Operating Revenue	-191,125	-283,421	-32.6	The variation was mainly due to: (i) decrease of the supply revenue, reflecting the decrease of the PIS, COFINS, and ICMS tax base.
ROL	759,147	724,768	4.7	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 27.5% in 2Q17 compared to the 2Q16, going from R$ 943 million to R$ 683 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-92,444	-92,361	0.1

There was no relevant variation among periods, showing reduction of costs that compensated the adjustment effects around 9% of the Collective Bargaining Agreement (2016-2017) occurred on the 2Q16 due to labor agreement approved by teh court held after the ordinary base of the ACT and 4% of the adjustment of 2017-2018 from May 2017.

Material	-7,830	-6,964	12.4	The variation was mainly due to: (i) an impact of the reversal of PIS/COFINS credits as a result of the commercial losses that happened only after January 2017.
Services	-60,377	-59,964	0.7	There was no relevant variation from one period to the other
Others	-57,227	-57,512	-0.5

The variation was mainly due to: (i) as of the publication of Order no. 1583/15 dated May 18, 2015, monthly reimbursements of CCC started undergoing a cutting factor of regulatory losses. The index of 2Q17 was higher than that of 2Q16.

Donations and contributions	0	0	0
Other operating expenses	-57,227	-57,512	0
TOTAL PMSO	-217,878	-216,801	0.5

Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-431,553	-467,726	-7.7

The variation was mainly due to: recording of 214.700 thousand out of the overcontracting of energy. The distributors connected to SIN will not be subject to the limits of subcontracting over the 3 years following to the interconnection (Decree no. 7246/2010), which is the case of AmD. ANEEL has already recognized, over the period from May 2015 to August 2016, the amount of R$ 215 million to be considered over IRT 2017.

Fuel	-892,223	-837,453	-26.4	The variation was mainly due to: (i) decrease of the average ACR, going from R$ 295.10 in 2016 to R$ 204.84 in 2017, affecting the recovery of CCC Expenses.
(-) Recovery of CCC Expenses	1,008,016	994,851
Charges for the Use of the Electricity Grid	-16,629	-19,636	-15.3	The variation was mainly due to: (i) growth of power settled in MCP (Short therm market) due to the migration of consumers to ACL, also reducing the charges of the use of grid.
Construction Expense	-49,993	-67,162	-25.6	No effect on the result, given that the expense is fully settled by Construction Revenue, at the same amount, and corresponds to the Company’s investment over the period with concession assets
Depreciation and Amortization	-36,008	-25,901	39.0	The variation was mainly due to: (i) increase of the Amortization of the Distribution Intangible Asset, pursuant to ICPC-01, resulting from the reduction of the concession term.

Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	338,766	-272,620	-224.3

The variation was mainly due to: (i) Contingencies: Reversal mainly arising out of the reduction of the amounts under litigation of 2 legal proceedings filed by Genrent (lessor of the Generating Unit) of R$ 64 million, (ii) Reversal of onerous contracts amounting to R$ 434 million: HPP Aparecida as a result of the resumption of gas, amounting to R$ 54 million; Surplus of Impairment amounting to R$ 380 million; (iii) Reversal of Impairment as of result of the Intangible asset amounting to R$ 32 million, and; (iv) Reversal of Allowance for Tax Liability, amounting to R$ 59 million;

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	3,466	1,550	123.6	The variation was mainly due to: (i) increase of funds available for investment.
Leasing Charges	-80,320	-85,654	-6.2	The variation was mainly due to: (i) variation of IGPM index for updating of contracts.
Debt Charges	-497,555	-53,842	824.1

The variation was mainly due to: (i) charges arising from new loans. From July 2016 to June 2017, the amount of R$ 933 million of RGR was raised; Ii) adjustment of current debt with Petrobras / Cigás and BR Distribuidora.

Interest paid in arrears for energy sold	17,511	30,938	-43.4	The variation was mainly due to: (i) reduction of invoiced energy
Net Exchange Variations	-78	-1,397	-94.4

The variation was mainly due to: (i) In 2Q16 there was a record of exchange variation resulting from the exchange difference between the date of acquisition and the effective entry of imported generating groups in the amount of R$ 4.6 million, which did not occur in 2Q17.

Net Monetary Correction	107,261	5,272	1934.5

The variation was mainly due to: (i) the atypical effect resulting from the reclassification of interest on the receivables from contracts repactado by the CDE-CCC Fund in 2Q17 for active monetary restatement, while in 2Q16 they were classified in the interest and fines group (Other revenues).

Asset Update/CVA Regulatory Liability	-5,333	-5,665	-5.9	The variation was mainly due to: (i) amortization of regulatory assets and liabilities approved in IRT of 2016.
Other Revenue/Financial Expenses	-67,582	-132,636	-49.0

The variation was mainly due to: (i) proceeding monetary correction of 14 proceedings filed by the Independent Energy Producers (PIE) against the Company, such proceedings were recorded under accounting records in December 2016.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

BOA VISTA ENERGIA

Result Analysis

The Company had in 2Q17 a result 47% higher than the one recorded in 2Q16, going from a loss of R$ 83 million in 2Q16 to a loss of R$ 51 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 38% in 2Q17, compared to the 2Q16, going from R$ 66 million in 2Q16 to R$ 98 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply	0	8,327	-100.0

The variation was mainly due to: (i) as of January 2017, owing to the fact that the company stopped performing the supply operation of energy for CERR - Company of the State of Roraima, owing to the fact that its area until then supplied by CERR started being temporarily served by Boa Vista Energia, in accordance with MME Ordinance 920/2015.

Distribution
Supply	104,085	67,320	54.6

The variation was mainly due to: (i) application of the average rate adjustment of 42% approved in November 2015, which was suspended by legal action, but started being effective as of mid-August 2016, when the injunction that prevented the adjustment was suspended; and (ii) the expansion of the energy supply service to the State's countryside, adding 43 thousand consumers, due to the service coverage to the CERR area.

Short Term Market	0	0	0.0	Not applicable
Construction Revenue	7,965	6,988	14.0	No effect on the result, due to equivalent construction expense, however, the variation was mainly due to: (i) increase in the performance of works.
CVA Revenue	6,037	-18	33,638.9	The variation was mainly due to: (i) average ACR for the 2017 period was lower compared to 2016. In addition, Aneel's readjustment in November 2016 was negative in November of about 21%.
Other Operating Revenues	11,317	2,096	439.9	The variation was mainly due to: (i) increase of tax subsidies connected to the tax mode; and (ii) revenue from the use of poles.
Deductions to the Operating Revenue	-31,827	-18,316	73.8

The variation was mainly due to: (i) In 2016 the PIS and COFINS credits (used for compensation) on purchased/generated energy were higher compared to the energy invoiced in the period due to the 42.5% readjustment that the application by default was suspended and that it was applied In August 2016 without being retroactive; (Ii) change in the methodology for calculating pees and cofins from January 2017.

ROL	97,577	66,397	47.0	The variation was mainly due to the facts explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 4.8% in 2Q17 compared to the 2Q16, going from R$ 111 million to R$ 117 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-22,388	-18,639	20.1

The variation was mainly due to: (i) average wage adjustment of 9% of ACT 2016/2017 which took place only in July 2016 owing to the fact that the collective bargaining agreement happened after the base date of May 2016; (ii) adjustment of 4% of ACT 2017/2018 happened in May 2017; (ii) Hiring of 67 new employees happened as of May 2016, owing to the court order for insourcing of services; (iii) effects of the adjustments of ACT for 51 employees which were assigned by CERR to continue with the services within the State’s countryside.

Material	-710	57	-1,345.6

The variation was mainly due to: (i) supply, as of 2017, to the State’s countryside , which was previously served by CERR in 2016, which was offset by the reclassification of the balance of material that were for investment in 2016, which is why the account was reversed.

Services	-8,896	-3,878	129.4	The variation was mainly due to: (i) supply, as of 2017, to the State’s countryside , which was previously served by CERR in 2016, total of 14 cities.
Others	-2,226	-1,068	108.4	The variation was mainly due to: (i) Reclassification of some accounts givenchanges in the system to fit the Plan of Accounts of Aneel
Donations and contributions	0	0	0.0
Other operating expenses	-2,226	-1,068	108.4
TOTAL PMSO	-34,220	-23,528	45.4	The variation was mainly due to the facts explained above.

Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-67,767	-44,983	50.7

The variation was mainly due to: (i) increase of the number of consumers in the capital (3,614 new units) and in the countryside (about 43 thousand new consumers), including the area previously served by CERR.

Fuel	11,940	-75,686	-66.7	The variation was mainly due to: (i) in 2017 the usage of the oil was lower compared to 2016 and also the cost was lower given the variation in the ACR that went from R$ 295 MW/h to R$ 204 MW/h .
(-) Recovery of CCC Expenses	-27,528	28,940
Charges for the Use of the Electricity Grid	0	0	0.0	Not applicable
Construction Expense	-7,965	-6,988	14.0	No effect on the result, due to equivalent revenue entry, however, the variation was mainly due to: (i) increase in the performance of works.
Depreciation and Amortization	-2,579	-2,718	-5.1	The variation was mainly due to: (i) The addition of assets was smaller than in the period, due to lowr unitization.

Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	-6,854	-16,297	-57.9

The variation was mainly due to: (i) the fact there is no more supply of energy to CERR in 2017, and, as a result, there is no provision for PCLDs - Allowance for Doubtful Accounts on the energy supplied and not paid. In 2016, the allowance of supply to CERR was R$ 26.7 million and corresponded to 86% of the amount under allowance.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	282	643	-56.1	The variation was mainly due to: (i) greater availability of funds in account, for investment.
Debt Charges	-534	-3,056	-82.5	The variation was mainly due to: (i) renegotiation of loan and financing contracts with Eletrobras holding.
Interest paid in arrears for energy	-16,326	-5,160	216.4	The variation was mainly due to: (i) monetary correction of debt with Petrobras and (ii) updatings, interests and fines of energy purchased for resale with Eletronorte and not paid
Net Monetary Correction	3,431	-3,619	-194.8	The variation was mainly due to: (i) decrease of the adjustment of provisions for PCLDs - Allowance for Doubtful Accounts, particularly for CERR, due to the reduction of PCLDs.
Asset Update/CVA Regulatory Liability	247	50	394.0

The variation was mainly due to: (i) Recognition of the CVA for 2016 that should have been applied since November 2015, but there was a preliminary injunction that prevented the readjustment of the sale rate. As of October 2016, the adjustment was allowed.

Other Revenue/Financial Expenses	-720	3,125	-123.0	The variation was mainly due to: (i) Reclassification of accounts to comply with Plan of Accounts of Aneel

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

CEAL

Result Analysis

The Company had in 2Q17 a result 2,8% lower than the one recorded in 2Q16, going from a loss of R$ 52 million in 2Q16 to a loss of R$ 53 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 33.3% in 2Q17, compared to the 2Q16, going from R$ 300 million in 2Q16 to R$ 400 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Distribution
Supply	441,971	419,090	5.5	The variation was mainly due to: (i) increase of consumption in the rural class; and (ii) program for combat against loss.
Short Term Market	0	0	0.0
Construction Revenue	32,511	32,079	1.3	No effect on the result, due to equivalent construction expenses
CVA Revenue	106,431	-10,725	1,092.4

The variation was mainly due to: (i) the amortization in 2017 is positively impacting on the result, as it was negatively recorded in 2016; and (ii) recording of CVA and Financial Items and subcontracting as a positive entry.

Other Operating Revenues	22,386	23,789	-5.9	The variation was mainly due to: (i)Reduction in rental revenues due to the termination of the infrastructure sharing agreement.
Deductions to the Operating Revenue	-203,208	-164,170	23.8

The variation was mainly due to: (i) Reduction of the CDE contribution and ACR loan, according to ANEEL resolution; (Ii) increase in PIS / COFINS due to terminations of the Federal Revenue, associated with Non-Technical Losses

ROL	400,091	300,063	33.3	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 17.5% in 2Q17 compared to the 2Q16, going from R$ 424 million to R$ 350 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-48,143	-35,118	37.1

The variation was mainly due to: (i) Readjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment occurred after 2Q16 due to the filing of collective dissident after the ordinary base date of the ACT and 4% of the 2017-2018 readjustment as of May 2017; (Ii) payment of overtime and retroactive harm to 2012 as per judicial order, (iii) admission of 95 employees to comply with the TAC, in substitution of outsourced employees, and (iv) adjustment of the health plan by 15.09%

Material	-369	-487	-24.2	The variation was mainly due to: (i) Increase with maintenance in distribution network; (Ii) registration re-registration of the consumer; and (iii) small emergency reforms
Services	-31,112	-22,344	39.2

The variation was mainly due to: (i) Anti-loss itemization to meet the PPTS; (ii) reclassification of expenses recorded as an investment in 2016; (iii) a 45% increase in commercial technical services due to atypical climatic conditions in the months of April to June; (iv) increase in surveillance, Consumer Telecommunication and collection agent resulting from contractual corrections; And (iv) vegetative growth of the market

Others	-4,305	-5,734	-24.9	The variation was mainly due to: (i) in 2017, there was increase in the return to the consumer owing to surpassing DIC/FIC.
Donations and contributions	-60	-27	122.2
Other operating expenses	-4,245	-5,707	-25.6
TOTAL PMSO	-83,929	-63,683	31.8	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-303,838	-163,237	86.1

The variation was mainly due to: (i) Increase in contracts for availability resulting from tariff readjustments and increase of the variable portion referring to the thermal dispatch; (ii) increased MCP accounting due to involuntary exposure to the PLD increased by the compulsory assignment of MCSD Energia Nova contracts; And (iii) the increase in hydrological risk.

Fuel	0	0	0.0	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-11,181	-21,619	-48.3	The variation was mainly due to: (i) decrease of Charges of service of System - ESS.
Construction Expense	-32,511	-32,079	1.3	No effect on the result, due to equivalent construction expense, however, the variation was mainly due to the Reduction of new fixed assets.
Depreciation and Amortization	-9,417	-8,263	14.0	The variation was mainly due to: (i) task force that increased the number of unitizations over the period.

Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	-13,751	-23,498	-41.5

The variation was mainly due to: (i) Reduction of receivable losses with uncollectible consumers, of the public service class whose amount was paid in November 2016 in 240 installments of approximately R$ 1,044 million per month.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	1,612	1,040	55.0	The variation was mainly due to: (i) higher availability for investment.
Debt Charges	-67,758	-50,224	34.9	The variation was mainly due to: (i) renegotiation of the debt service with Eletrobras; and (ii) charges for ordinary installments - Tax Recovery Program - PRT.
Interest paid in arrears for energy sold	12,214	5,403	126.1	The variation was mainly due to: (i) interests levied upon the receipt of default of customers and new installments.
Net Exchange Variations	-57	166	-134.3	The variation was mainly due to: (i) variation of the dollar in the period.
Net Monetary Correction	-1,400	3,532	-139.6

The variation was mainly due to: (i) Decrease for the correction of invoices paid in arrears owing to the decrease of default; (ii) Monetary correction of debt with suppliers - The company is non-breaching.

Asset Update/CVA Regulatory Liability	-269	3,841	-107.0	The variation was mainly due to: (i) amortization of CVA and financial items approved in 2016; and (ii) constitution of new 2016-2017 cycle.
Other Revenue/Financial Expenses	-25,634	-2,945	770.4

The variation was mainly due to: (i) Updating of escrow deposits; (ii) Interests on PIS/COFINS and CSLL arising from the reversal of credits with non-technical losses in the assessment of the period from May 2012 to April 2017.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries
CERON

Result Analysis

The Company had in 2Q17 a result 84% higher than the one recorded in 2Q16, going from a loss of R$ 105 million in 2Q16 to a loss of R$ 193 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 36% in 2Q17, compared to the 2Q16, going from R$ 449 million in 2Q16 to R$ 289 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Generation
Supply	0	0	0.0	Not applicable
Distribution
Supply	365,158	404,975	-9.8

The variation was mainly due to: (i) the reduction posted happened as a result of the adjustment of the average of -6%, resulting from the total reduction of market of 3%, given that, in the captive industrial class, there was reduction of 21.0%, and the return of the Backup Energy Charge of Angra III, carried out in April 2017 with average reduction of rate of 4.7%, the amount of which, in April, was R$ 15.305 thousand, and for the subsequent months for Group A = Average Reduction of 1.45%, for Group B = Average Reduction of 1.17%, effects compared to the Tax Adjustments of 2016.

Short Term Market	43,066	20,596	109.1

The variation was mainly due to: (i) the energy settled in the short term market is impacted by the increase of PLD, taking into account the fact that, in 2016, the average amount was R$ 43.55 and, in 2017, is at R$ 172.33; (ii) overcontracting in 2016 over the period compared was, on average, 11.2% and, in 2017, is 23.3% on average.

Construction Revenue	47,965	70,324	-31.8	The variation was mainly due to: (i) reduction of additions to current fixed assets of the distribution system.
CVA Revenue	-2,862	113,652	-102.5

The variation was mainly due to: (i) R$ 62,987 of CVA, a constitution smaller than that in the previous year, and R$ 23.997 had an amortization of CVA connected to the 2016/2017 cycle; (ii) over the period of 2017, there was no record of CVA tax flag owing to the fact that the collection was suspended by injunction, whereas 2016 had an amount of R$ 19,992.

Other Operating Revenues	-1,353	22,005	-106.1	The variation was mainly due to: (i) Reduction of transfer of Low Income and Tariff Discount, whose amounts are homologated by ANEEL.
Deductions to the Operating Revenue	-163,033	-182,680	-10.8

The variation was mainly due to: (i) reduction of ICMS as a result of the negative tax adjustment and reduction of captive market, taking into account the migration of industrial and commercial clients to free consumers; (ii) PIS/PASEP and COFINS, reduction owing to the impacts already mentioned on ICMS plus the decrease of credits on the purchase of energy, taking into consideration the disregard of credits corresponding to commercial energy loss; (iii) reduction of CDE Use and CDE ACR Quotas, upon ruling by ANEEL.

ROL	288,941	448,872	-35.6	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 9.6% in 2Q17 compared to the 2Q16, going from R$ 365 million to R$ 330 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-35,704	-29,784	19.9

The variation was mainly due to: (i) Readjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment occurred after 2Q16 due to the filing of collective dissident after the ordinary base date of the ACT and 4% of the 2017-2018 readjustment as of May 2017.

Material	-1,556	-1,363	14.2

The variation was mainly due to: (i) Increase in the consumption of fleets as a result of the intensification of cut and reconnection and other operating services, (ii) Purchase of seals for the commercial area; and (iii) Increase in the materials for building renovations in Service Offices, Substations and Warehouses.

Services	-33,392	-28,992	15.2

The variation was mainly due to: (i) increase mainly in the expenses with the Maintenance of Grids and Substations as a result of the addition of the service of Mowing and Rights of Way, which, in 2016, were not established over the compared period.

Others	7,376	-19	-38,921.1

The variation was mainly due to: (i) Costs of Legal Rates – R$ 1.4 million in 2016 to R$ 3.6 million as a result of the amount of indemnities paid in 2017; (ii) DIC/FIC/DMIC - R$ 12.8 million in 2016 to R$ 10.2 million – reduction as a result of the improvement of services to consumers; (iii) Recovery of Expenses - R$ - 6.5 million to R$ - 2.0 million - The reduction of the recovery of expenses under the account was due to PIS/PASEP and COFINS, which were recovered out of time in connection with the rectifications of SPEDs. In turn, in 2017, expenses are already being recorded net of taxes; (iv) Others – The variation of others was mainly due to the reratings below:
Labor Indemnities (2,918) for provision for contingencies in 2017
Indemnities of legal petitions (18,009) for provision for contingencies in 2017
Loss in the receipt of credits (21,893) for PCLD provision in 2017
VNR 34,212 for ROB in 2017

Donations and contributions	-73	-54	35.2
Other operating expenses	7,449	35	21,182.9
TOTAL PMSO	-63,276	-60,158	5.2	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-548,873	-321,568	70.7

The variation was mainly due to: (i) the increase posted has as main reasons: a) Increase of the Cutting Factor to 11.6%, resulting in the increase of the Disregard in the reimbursement of credits with CCC; (ii) ascertainment of the reversal of credits of PIS/COFINS over the last 5 years, in keeping with the option into the Tax Regularity Program - PRT/2017 amounting to R$ 28.7 million, the amount of which was not used and returned to the original cost account (energy purchased for resale); (iii) increase of average PLD of R$ 43.55 in 2016 to R$ 172.33 in 2017. Such increase directly impacts the costs of Short Term settlement in the operation of the Contract with Termonorte; and (iv) partial recognition of CNH Contract.

Fuel	0	0	100

The variation was mainly due to: (i) in 2Q16, there was no investigation of CCC rights for Termonorte Contract, owing to the fact that the amount of ACR was R$/MWh 295.10, with a very low PLD in 2Q16, in turn, in 2T17, ACRmed reached R$/MWh 204.84, with a higher PLD, which led to amounts reimbursable to CCC Fund.

(-) Recovery of CCC Expenses	191,858	0
Charges for the Use of the Electricity Grid	-4,910	-4,983	-1.5	The variation was mainly due to: (i) increase owing to adjustment of rates for collection of said charges.
Construction Expense	-47,965	-70,324	-31.8	No effect on the result, due to equivalent construction revenue, however, the variation was mainly due to the reduction of new works.
Depreciation and Amortization	-10,366	-8,623	20.2	The variation was mainly due to: (i) Increase as a result of the unitizations that were performed from November 2016 to January 2017.

Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	-436	-9,588	-95.5

The variation was mainly due to: (i) increase as a result of the rerating of loss with credits from clients under PCLD and the rerating of loss of legal proceedings under provision for contingencies. They were rated under other operating expenses.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	770	2,197	-65.0	The variation was mainly due to: (i) revenue from financial investments - reduction as a result of the decrease of financial investments of CCC funds for paying expenses with standalone System
Debt Charges	-33,980	-28,278	20.2	The variation was mainly due to: (i) increase as a result of RO debts which incorporated the financial charges of principal.
Interest paid in arrears for energy sold	9,641	10,609	-9.1	The variation was mainly due to: (i) late payment addition w/o sold/purchased energy – reduction as a result of improvement of TAF.
Net Monetary Correction	-26,250	-23,331	12.5

The variation was mainly due to: (i) reduction as a result of rates invested on CCC receivables that, in 2016, were higher than that in 2017; (ii) rerating of other financial expenses of adjustments of debt with power suppliers and CCDs, as a result of the recognition of adjustments and interests on the addition of PRT in May 2017.

Asset Update/CVA Regulatory Liability	-128	-393	-67.4

The variation was mainly due to: (i) updating of regulatory asset (installment "a" - CVA) - reduction owing to the amount set apart as provision as regulatory asset for the 2017/2018 cycle being smaller than the amount of 2016/2017

Other Revenue/Financial Expenses	-35,837	-39,301	-8.8

The variation was mainly due to: (i) increase connected to the fact that, in 2016, PIS/PASEP and COFINS were recognized under the financial revenues on the amount of Contract with Termonorte and, over this year, the charges are being levied on the variation for the period; (ii) rerating for passive monetary variations for adjustments of CCDs and Eletronorte Contract.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q17

Financial Information of the Subsidiaries

CEPISA

Result Analysis

The Company had in 2Q17 a result 147% higher than the one recorded in 2Q16, going from a loss of R$ 93 million in 2Q16 to an increase of R$ 43 million in 2Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 22% in 2Q17, compared to the 2Q16, going from R$ 307 million in 2Q16 to R$ 374 million in 2Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Distribution
Supply	259,702	411,060	-36.8

The variation was mainly due to: (i) rerating of the revenue of distribution to other revenues and exceeding revenue and reactive surpluses for special obligations in compliance with the MCSE. By analyzing Supply and Other Operating Revenues as a whole, to disregard the effect on the rerating between accounts, one may see that there was an increase of invoicing over the quarter.

Construction Revenue
Short Term Market	13,467	0	100.0	The variation was mainly due to: (i) overcontracting recorded in March/2017, with impact on April 2017, whereas, in the same period of 2016, CEPISA was subcontracted.
Construction Revenue	35,205	24,096	46.1	No effect on the result, due to equivalent construction expense, however, the variation was mainly due to the reduction of works.
CVA Revenue	56,649	10,943	417.7	The variation was mainly due to: (i) amounts of CVA with effects resulting from the positive constitution and amortization in 2017 (active CVA), whereas, in 2016, result was negative (passive CVA).
Other Operating Revenues	204,757	40,717	402.9	The variation was mainly due to: (i) rerating of the revenue of distribution to other operating revenues.
Deductions to the Operating Revenue	-195,389	-179,405	8.9	The variation was mainly due to: (i) increase in revenue.
ROL	374,391	307,411	21.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 16.6% in 2Q17 compared to the 2Q16, going from R$ 389 million to R$ 324 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Personnel	-68,944	-47,122	46.3

The variation was mainly due to: (i) Readjustment resulting from ACT 2016-2018 (effect of 9% of the 2016-2017 adjustment occurred after 2Q16 due to the filing of collective dissident after the ordinary base date of the ACT and 4% of the 2017-2018 readjustment as of May 2017) ; (Ii) increase in the hiring of new employees as of the second half of 2016 due to prioritization by judicial determination.

Material	-3,045	-1,318	131.0

The variation was mainly due to: (i) Increase of expenses with expedient material and support, safety, hygiene and occupational medicine due to the increase of employees due to primary; (Ii) increase of maintenance material, vehicle and fuel repair due to the increase of the fleet, resulting from the primary.

Services	-27,621	-27,130	1.8	The variation was mainly due to: (i) increase of expenses with the collection rate and that of opening and preservation of roads and deforestation.
Others	-17,364	-117,161	-85.2	The variation was mainly due to: (i) reduction of commercial losses.
Donations and contributions	0	0	0
Other operating expenses	-17,364	-117,161	-85
TOTAL PMSO	-116,974	-192,731	-39.3	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Energy Purchased for Resale	-292,827	-217,458	34.7

The variation was mainly due to: (i) increase resulting from the reversal of PIS/COFINS Credit on the non-technical losses, as well as a result of the increase of the amounts ascertained under the Surplus and Deficit Compensation Mechanism.

Fuel	0	0	-	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-14,458	-21,966	-34

The variation was mainly due to: (i) there being no need for Backup Power Charge in 2017 and there was a significant reduction of the System Service Charge in 2017, due to greater energy security in the sector. This charge is collected to subsidize the maintenance of reliability and stability of the National Interconnected System.

Construction Expense	-35,205	-24,096	46	No effect for the result, due to consideration of the construction expense, in equal value, although variation results from the net additions over the period.
Depreciation and Amortization	-12,720	-9,562	33	The variation was mainly due to: (i) increase of unitizations.

Operating Provisions - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
	8,143	112,803	-92.8

The variation was mainly due to: (i) Increase in provisions for litigation of labor and civil claims of R$ 37.5 million; Offset by (ii) reversal of a provision for impairment, impairment of (R$ 59.2 million), as well as reduction of commercial losses in the amount of R$ 106,841. Such amounts of impairment correspond to depreciation and these become more significant due to the proximity of the final base date - December 2017.

Financial Result - R$ Thousand	2Q17	2Q16	Variation (%)	Analysis
Financial Investments Incomes	16	4	300.0	The variation was mainly due to: (i) increase of temporary investment of funds available in the period.
Debt Charges	-64,498	-42,741	50.9	The variation was mainly due to: (i) increase of refinancings with Eletrobras.
Interest paid in arrears for energy sold	19,783	19,366	2.2	The variation was mainly due to: (i) Updating of overdue credits with consumers (interests and penalties), mainly caused by campaigns for payment in installments.
Net Exchange Variations	0	0	0.0	Not applicable.
Net Monetary Correction	-98,687	-15,331	543.7	The variation was mainly due to: (i) payment in installments of overdue taxes as of April 2016, thus impacting 2Q17.
Asset Update/CVA Regulatory Liability	326	696	-53.2	The variation was mainly due to: (i) Amortization of CVA and financial items approved in 2016; and (ii) constitution of the new cycle.
Other Revenue/Financial Expenses	-6,640	-9,268	-28.4	The variation was mainly due to: (i) Increase of financial discounts; (ii) reduction of default of payments to suppliers.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsability (a)	Integral Responsability under terms of 13,182/15 Law (b)	Integral Responsability under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2017	Total (a+b+c+d+e)
Eletrobras Holding (1)	-	-	-	506	-	92	506
Eletronorte	9,304	-	78	778	-	122	10,160
Chesf	4	1,864	8,399	1,676	-	92	11,942
Furnas	2,130	2,082	4,617	2,591	403	-	11,823
Eletronuclear	1,990	-	-	-	-	-	1,990
Eletrosul	476	-	-	1,593	-	-	2,069
CGTEE	413	-	-	-	-	- 257	413
Itaipu Binacional	7,000	-	-	-	-	-	7,000
Amazonas G&T	695	-	-	-	-	-	695
Distribution Companies	406	-	-	-	-	- 1	406
Total	22,418	3,946	13,094	7,143	403	48	47,004
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2017	Total (a+b+c)
Eletronorte	1,767	10,011	2,072	- 0	13,849
Chesf	1,408	18,968	1,653	62	22,029
Furnas	1,514	18,608	1,871	- 20	21,993
Eletrosul	1,565	9,426	1,092	0	12,083
Amazonas G&T	390	-	-	-	390
Total	6,643	57,013	6,688	42	70,344

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)		RCE			FCE
		(State)			(MWh)	(MWh Average)	1Q17	2Q17	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,140.00	9,414,280	9,065,109	209.07	324.39	PRODUCT AUCTION 2014 - 2019	3,930.93
	HPU Samuel	RO	Jul-89	Sep-29	216.75	92.70	189,532	203,229	-	-	-	92.70
	HPU Curuá-Una	PA	Apr-77	Jul-28	30.30	24.00	49,951	63,433	-	-	-	24.00
	TPU Rio Madeira (1)	RO	Apr-68	Sep-18	119.35	-	-	-	-	-	-	-
	TPU Santana (4) (7)	AP	Mar-93	May-19	177.74	22.30	-	-	-	-	-	-
	TPU Rio Branco I (2)	AC	Feb-98	Jul-20	18.65	-	-	-	-	-	-	-
	TPU Rio Branco II (2)	AC	Apr-81	Jul-20	32.75	-	-	-	-	-	-	-
	TPU Rio Acre	AC	Dec-94	Abr/25	45.49	-	-	-	-	-	-	-
	TPU – Santarém (5)	PA	Jun-14	(5)	18.75	-	-	-	-	-	-	-
	TPU Senador Arnon Afonso Farias de Mello (3)		1st Unit (mach. 2) Dec-90;					-
		RR	2nd Unit (mach.1) Jun-91	Aug-24	85.99	-	-		-	-	-	-
			3rd Unit (mach.3) Dec-93
	TPU Araguaia (6)	MT	Apr-16	(6)	23.10	-	23,366	25,494	-	-	-	-
Chesf (9)	Curemas	PB	Jun-57	Nov-24	3.52	1.00	3.8	2.93	-	-	-	-
	Camaçari (8)	BA	Feb-79	Aug-16	0.00	0.00	-	-	-	-	-	-
Furnas	Mascarenhas de Moraes	MG	Apr-73	Oct-23	476.00	295.00	610,795.94	244,719.26	98	294	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	186.31
	Simplício (10)	RJ	Jun-13	Aug-41	305.70	175.40	423,063.93	243,941.52	185	211.59	1stLEN2005 - Dec/2039	2.39
	Batalha	MG	May-14	Aug-41	52.50	48.80	23,205.38	24,184.42	47	213.78	1stLEN2005 - Dec/2039	0.35
	Serra da Mesa (48,46%) (11)	GO	Apr-98	Nov-39	1,275.00	671.00	565,503.63	578,432.73	221	294.49	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	422.00
	Manso (70%) (11)	MT	Oct-00	Feb-35	212.00	92.00	197,229.15	152,786.02	90	194.13	1stLEN2005 - Dec/2037 1stLEN2005 - Dec/2039	(2.08)
	Santa Cruz (12)(13)	RJ	Mar-67	Jul-15	500.00	401.20	373,248.76	504,771.67	351	224.09	5thLEN2012 - Dec/2026	7.91
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	0.00	0.00	-	-	-	4.45
Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,391,964	1,148,755	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	2,571,536	2,968,054	-	-	-	-
Eletrosul	HPU Governador Jayme Canet Júnior*	PR	Nov-12	Jul-42	177.94	96.90	294,328	243,432	94.08	205.80	Dec-40	- 0.68
	HPU Passo São João	RS	Mar-12	Aug-41	77.00	41.10	117,142	79,491	37.00	210.91	Dec-39	2.85
	HPU São Domingos	MS	Jun-13	Dec-37	48.00	36.40	87,441	58,306	36.00	221.41	Dec-41	- 0.32
	SHU Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	17,648	17,168	-	-	NA	8.50
	PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	13,362	13,876	-	-	NA	9.94
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,441	24,636	10.71	196.37	Jun-32	0.34
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	18,612	26,120	11.00	207.41	Jun-32	0.05
	WPP Cerro Chato III	RS	Jun-11	Aug-45	30.00	11.33	18,533	26,520	10.95	206.81	Jun-32	0.09
	WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,932	32,329	8.30	161.48	Dec-35	4.57
	WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,848	11,238	2.80	161.89	Dec-35	1.59
	WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,251	8,706	2.10	163.07	Dec-35	1.31
	Megawatt Solar	SC	Sep-14	-	0.93	NA	383	231	-	-	NA	0.01
CGTEE	P. Médici (Candiota) (14)	RS	Jan-74	Jul-15	63.00	49.17	116,296	30,825	-	-	-
	Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	201.42	238,161	379,666	-	-	35 CCEAR´s - Dec/2023
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-	-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-	-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	14,000	8,577.00	25,604,788	22,560,165	-	-	-	-
Amazonas GT (15)	HPU Balbina	AM	Jan-89	Mar-27	249.75	132.30	145,662	215,313	130.30	301.92	Mar-27	-
	TPP Aparecida	AM	Feb-84	Jul-20	282.48	186.00	0	80,839	145.30	125.74	Jul-20	-
	TPP Mauá	AM	Apr-73	Jul-20	502.16	179.80	189,713	110,528	98.61	108.59	Jul-20	-
	TPP São José	AM	Feb-08	Aug-16	73.40	50.00	0	33,593	-	-	-	-
	TPP Flores	AM	Feb-08	Aug-16	124.70	80.00	2	128,879	-	-	-	-
	TPP Iranduba	AM	Nov-10	Aug-16	66.6	25	0	33,335	-	-	-	-
(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPU Rio Madeira.
(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(4) The energy assured of block I in TPP Santana is 13.4 Mwmed and of block II is 8.9 Mwmed. MME Ordinance No. 185, of 12/27/2012.
(5) MME Ordinance No. 4 of 01/09/2017 decides to undo the energy contracting from TPP Santarem from January 2017 onwards. MME Ordinance No. 88/2014 and MME Ordinance No.418/2014 were repealed.

(6) MME Ordinance No. 333/2015, emergentially, granted Eletronorte the installation of 20 MW until 2019 or the go-live of the structuring solution. Commercial operation authorized from 04/09/2016 onwards (Order No. 872/2016 - SCG/ANEEL of 04/08/2016)

(7) In response to Official Letter No. 729/2015 SFG/ANEEL, CE PRI 248 of 10/19/2015 establishes the go live dates of HPU's Samuel, Curuá-Uma, Tucuruí I and II and TPP Santana.
(8) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.
(9) We consider the end of operation as being the end of concession, however, according to ANEEL Ordinance No. 3,247 of 12/13/2016, Camaçari plant has suspended its operation from 08/02/2016 onwards.
(10) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.
(11) Shared HPU's, but Furnas, through energy purchase contracts, receives the partner portion - considering energy assured and the total generation of each HPU.

(12) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant.

(13) Extension of the concession requested to ANEEL under request REQ.GCO.P.027.2013, of 07.05.2013. So far, no response from the Agency.
(*) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)
(14) The B Phase of P. Médici, which is inoperative since 03/01/2017 due to environment issues, considers the installed capacity and the energy assured.

(15) The available power of Mauá BL 4 Plant is 14MW, according to ANEEL Order No. 1,853 / 2016. For HPU Aparecida, the value to be considered refers only to Natural Gas, using 166 MW of Installed Capacity.

II.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
2Q17	Eletrobras Companies Average Price(R$)

RCE	243.54
FCE	145.04
Purchase of energy	190.64

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)		Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q17	2Q17	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	135,044	158,044	62.60	-	12.07	-	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	30.00	10.91	4,807	10,156	10.66	4.11	6.14	0.13	0.24	120.79
	Pedra	BA	Apr-78	Dec-42	20.01	3.74	7.20	5,374	3.66	2.18	3.85	0.18	0.08	120.79
	Araras (1)	CE	Feb-67	Jul-15	4.00	0.03	-	-	-	-	-	-	-	-
	Complexo de Paulo Afonso	BA	Jan-55	Dec-42	4,279.60	2,225.00	1,524	1,352,720	2,175.85	169.06	540.59	41.25	49.16	120.79
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,479.60	959.00	687	609,028	937.82	83.38	209.24	4.65	21.19	120.79
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	237.30	143.00	283,513	263,335	139.84	20.91	50.42	11.60	3.16	120.79
	Xingó	SE	Apr-94	Dec-42	3,162.00	2,139.00	1,759	1,435,439	2,091.75	148.68	398.75	3.57	47.26	120.79
Furnas	Furnas	MG	Mar-63	Dec-42	1,216.00	598.00	971,441.47	441,010	598.00	67.31	143.01	-	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.00	962,145.34	448,532	495.00	59.41	139.46	-	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	185.00	481,487.24	250,170	185.00	26.52	43.76	-	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	726.00	1,576,380.71	941,771	726.00	76.99	198.55	-	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	121.00	221,088.99	181,646	121.00	19.61	27.76	-	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	209.00	230,575.60	179,984	209.00	29.47	60.53	-	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-		-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-		-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-		-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-		-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-		-	-	-	-	-	-
(1) The assured energy of Araras is 0.03 mW average, according to MME Ordinance No. 58 of 07/30/2012.

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)		RCE			FCE
		(States)			(MW)	(MW Average)	1Q17	2Q17	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho	BA	Apr-79	Feb-52	1,050.30	531.00	327	299,374	-	-	-	-
Furnas	Itumbiara (1)	GO/MG	Apr-75	Dec-42	2,082.00	1,015.00	934,966	296,426	292.68	294.49	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	688.59

(1) Law 13,182 of 11.03.2015, allowed FURNAS to extend the HPU Itumbiara concession provided that it had participation in Southest-Midwest Energy Fund (FESC) and in energy contracts backed by the plant assured energy with consumer units located in Southest-Midwest market, from auctions held by Furnas. Therefore, Furnas will have the HPU Itumbiara concession extended for an additional period up to 30 years.

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q17		2Q17
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	123.94	566,850	122.62	563,362
	Others	711.40	5,191,947	618.34	4,444,067
Chesf	Eletrobras System	-	-	-	-
	Others	68.30	298,178	242.50	1,701,325
Furnas	Eletrobras System	81.58	317,402	51.37	195,294
	Others	966.20	5,025,739	988.93	4,768,075
Eletronuclear	Eletrobras System	34.74	152,755	34.74	154,524
	Others	737.26	3,241,747	737.26	3,279,284
Eletrosul	Eletrobras System	0.00	0	0.00	0
	Others	106.79	523,294	103.84	505,052
CGTEE	Eletrobras System	78.94	638,020	70.47	688,128
	Others	0.00	0	0.00	0
Itaipu Binacional	Eletrobras System	834.01	21,773,552	844.55	19,560,850
	Others	113.73	3,644,356	79.06	2,837,603
Amazonas GT	Eletrobras System	110.62	694,023	144.89	752,706
	Others	0.00	0	0.00	0

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q17		2Q17
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.20	6,932	0.16	6,006
	Others	3.74	127,547	4.07	151,795
Chesf	Eletrobras System	27.96	691,970.18	27.86	489,259.39
	Others	470.64	12,130,203	328.97	11,216,107
Furnas	Eletrobras System	10.95	396,870	7.90	400,295
	Others	204.93	4,656,974	199.65	4,697,161
Eletronuclear	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Eletrosul	Eletrobras System	-	-	-	-
	Others	-	-	-	-
CGTEE	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-
	Others	-	-	-	-

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q17		2Q17
	R$ Million	MWh	R$ Million	MWh
Eletronorte	214.17	3,783,205.68	260.92	4,385,225
Chesf	45.18	422,419.11	119.27	- 51,559
Furnas	-16.69	-	-26.57	-
Eletronuclear	-	-	-	-
Eletrosul	-2.68	19,902.24	3.80	18,709
CGTEE	36.46	376,614.04	39.06	268,229
Itaipu Binacional	n/a	n/a	n/a	n/a
Amazonas GT	23.13	-33,884.28	46.85	- 163,282.32

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II.1.4 Energy purchased for Resale
Company	Buyer	1Q17		2Q17
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-
	Others	62.85	657,956	20.43	263,590
Chesf	Eletrobras System	-	-	-	-
	Others	64.21	356,390	65.19	362,126
Furnas	Eletrobras System	-	-	-	-
	Others	152.17	840,450	179.57	956,330
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a
Eletrosul	Eletrobras System	66.57	335,277	99.24	552,430
	Others	-	-	-	-
CGTEE	Eletrobras System	53.02	291,735	54.01	294,840
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a
Amazonas GT	Eletrobras System	-	-	-	-
	Others	-	-	-	-

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q17	2Q17
Eletronorte	145.06	147.97
Chesf	135.70	155.00
Furnas	196.10	209.59
Eletronuclear	227.43	224.82
Eletrosul	204.06	205.60
CGTEE	239.23	241.93
Itaipu Binacional (1)	22.60	22.60
Amazonas GT	159.38	192.50
(1) Amounts in U$/KW.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	2Q17	2Q17
Eletronorte	29.30	26.78
Chesf	30.80	30.18
Furnas	42.72	40.72
Eletronuclear	n/a	n/a
Eletrosul	n/a	n/a
CGTEE	n/a	n/a
Itaipu	n/a	n/a
Amazonas GT	n/a	n/a

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q17		2Q17
			Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	-	-	-	-
Chesf	Diesel Oil	Litre	-	-	-	-
	Gas	m3	-	-	-	-
Furnas	Special Diesel Oil	Litre	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-
	Diesel Oil	Litre	-	-	-	-
	Gas	m3	173,775,939	149.83	78,342,917	83.55
Eletronuclear	Uranium	kg	97,186	126.35	98,888	103.35
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	366,963	26.32	384,239	27.56
	Fuel Oil	kg	4,561,513	7.49	2,747,420	4.77
	Diesel Oil	Litre	37,800	0.08	22,576	0.06
	Quicklime	kg	12,086,310	9.44	18,917,210	14.38
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	-	-	-	-
	gas	m3	-	-	10,734,845	15,876,836

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,767	-	-	1,767
Chesf	-	-	-	-	-	-	1,408	-	-	1,408
Furnas	-	-	-	844	-	161	116	393	-	1,514
Eletrosul	-	-	1,047	-	-	-	455	50	12	1,565
Amazonas GT	-	-	-	-	-	-	390	-	-	390
Total	-	-	1,047	844	-	161	4,135	443	12	6,643

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,605	959	203	10,011
Chesf	-	-	-	5,373	-	-	12,822	463	311	18,968
Furnas	2,698	1,612	-	4,005	-	6,145	1,863	2,121	165	18,608
Eletrosul	-	-	2,722	-	-	-	4,800	1,848	56	9,426
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,722	12,621	-	6,145	25,090	5,391	735	57,013

III.2 Transmission Losses - %
Empresa Eletrobras	1Q17	2Q17
Eletronorte	0.96%	1.37%
Chesf	2.62%	2.86%
Furnas	2.12%	1.87%
Eletrosul	1.49%	1.38%
Amazonas GT	0.15%	0.13%

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Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 06.30.17(R$ Million)(1)	Readjustment Index
Eletronorte	São Luiz II / São Luiz III	35.94	230	May-10	Mar-38	1.74	9.32%
	Ribeiro Gonçalves / Balsas	95.00	230	Dec-11	Jan-39	2.40	9.32%
	Porto Velho / Abunã - C2 (1)	188.00	230	Feb-14	Nov-39	12.59	9.32%
	Abunã / Rio Branco - C2	298.00	230	Jan-14	Nov-39	19.53	9.32%
	Lechuga / Jorge Teixeira – C1 (2)	29.54	230	Feb-14	Jul-40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C2 (2)	29.54	230	Feb-14	Jul-40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C3	29.54	230	Mar-15	May-42	2.24	9.32%
	Coletora Porto Velho / Porto Velho – C1	22.00	230	Aug-15	Feb-39	1.00	9.32%
	Coletora Porto Velho / Porto Velho – C2	22.00	230	Aug-15	Feb-39	1.00	9.32%
	Samuel / Ariquemes - C3	154.44	230	Dec-15	Nov-39	9.72	9.32%
	Ariquemes / Ji-Paraná - C3 (1)	165.00	230	Mar-16	Nov-39	11.62	9.32%
	Ji-Paraná / Pimenta Bueno - C3	119.20	230	May-16	Nov-39	8.37	9.32%
	Pimenta Bueno / Vilhena - C3	161.00	230	Dec-15	Nov-39	10.75	9.32%
	Utinga - Miramar - C1	15.70	230	Aug-15	Dec-42	0.91	9.40%
	Utinga - Miramar - C2	15.70	230	Aug-15	Dec-42	0.91	9.40%
	Samuel / Porto Velho - C3	42.40	230	Oct-15	Nov-39	3.36	9.32%
	Jauru / Vilhena - C3	343.60	230	Nov-15	Nov-39	21.43	9.32%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	9.09	9.32%
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	7.64	9.32%
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	17.68	9.32%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	19.77	9.32%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	11.39	9.32%
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	19.99	9.32%
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	9.77	9.32%
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	1.10	9.32%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	5.91	9.32%
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	6.57	9.32%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	9.07	9.32%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	3.98	9.32%
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.38	9.32%
Furnas	Ibiúna - Bateias Circuito 1	332.00	500	Mar-03	May-31	281.82	IGPM
	Ibiúna - Bateias Circuito 2	332.00	500	Mar-03	May-31
	TL Bom Despacho 3 – Ouro Preto 2 (4) (5)	180.00	500	Feb-16	Jan-39	9.87	IPCA
	Tijuco Preto - Itapeti 3	21.00	345	Jan-13	Apr-36	18.50	IPCA
	Tijuco Preto - Itapeti 4	21.00	345	Jan-13	Apr-36
	Itapeti - Nordeste	29.00	345	Dec-14	Apr-36
	Campos - Macaé 3	90.00	345	Jun-10	Mar-35	18.66	IGPM
	Pirineus - Xavantes C2 (11)	50.00	230	Mar-16	Dec-41	-	-
	Manso – Nobres (3) (6)	66.00	230	Nov-00	Feb-35	-	-
	Manso – Nobres (3) (7)	70.00	138	Aug-99	Feb-35	-	-
	Batalha – Paracatu (3)	85.00	138	Sep-13	Aug-41	-	-
	Simplício - Rocha Leão 1 (3)	119.00	138	Jun-13	Aug-41	-	-
	Simplício - Rocha Leão 2 (3)	119.00	138	Jun-13	Aug-41	-	-
Eletrosul	Abdon Batista/Biguaçu	234.80	525	Sep-06	Mar-35	48.37	IGPM
	Abdon Batista/Campos Novos	35.00	525	Sep-06	Mar-35	8.46	IGPM
	Biguaçu / Blumenau	88.00	525	Sep-06	Mar-35	18.63	IGPM
	Salto Santiago/Ivaiporã	168.50	525	Oct-05	Feb-34	35.46	IGPM
	Ivaiporã/Cascavel Oeste	203.40	525	Oct-05	Feb-34	38.79	IGPM
	Campos Novos(SC)/Nova S. Rita(RS)	257.43	525	May-09	Apr-36	32.39	IPCA
	Candiota - Melo	60.00	525	Jul-15	Feb-40	(8)	IPCA
	Presidente Médici-Candiota	2.80	230	Jul-15	Feb-40	(8)	IPCA
	Presidente Médice/Santa Cruz	237.40	230	Jan-10	Mar-38	5.17	IPCA
	Monte Claro /Garibaldi	32.70	230	Sep-13	Oct-40	2.08	IPCA
	Monte Claro/Nova Prata 2	11.00	230	Sep-04	Dec-42	0.42	IPCA
	Passo Fundo/Nova Prata 2	11.00	230	Nov-92	Dec-42	0.42	IPCA
	Cascavel Oeste / Guaíra (melhorias)	-	230	Mar-13	Dec-42	0.06	IPCA
	Biguaçu / Jorge Lacerda B (melhorias)	-	230	Aug-14	Dec-42	0.09	IPCA
	Foz do Chapecó/Xanxerê1	77.60	230	Oct-10	Jun-41	(9)	IPCA
	Foz do Chapecó/Xanxerê2	77.60	230	Oct-10	Jun-41	(9)	IPCA
	Gaspar/Palhoça	2.50	230	Oct-16	Dec-42	0.88	IPCA
	Gaspar/Blumenau	2.50	230	Oct-16	Dec-42	0.98	IPCA
	Palhoça/Palhoça Pinheira	9.50	138	Feb-16	Dec-42	0.15	IPCA
	Palhoça Pinheira/Imbituba	9.50	138	Feb-16	Dec-42	0.15	IPCA
	Joinville Santa Catarina / Picarras	1.00	138	Oct-99	Dec-42	0.23	IPCA
	Joinville / Joinville Santa Catarina	1.06	138	Oct-99	Dec-42
	Araquari/Joinville GM	0.10	138	May-12	Dec-42	0.25	IPCA
	Joinville/Joinville GM	0.10	138	May-12	Dec-42	0.10	IPCA
	Ivinhema2/Nova Andradina	9.77	138	Jul-16	Dec-42	0.13	IPCA
	Nova Andradina - Porto Primavera	12.23	138	Jul-16	Dec-42	0.71	IPCA
	Ivinhema/Ivinhema 2	3.50	138	Jan-16	Jan-44	0.33	IPCA
	Ivinhema2/Nova Andradina	3.50	138	Jan-16	Jan-44	0.44	IPCA
	Biguaçu / Tijucas (melhorias)	-	138	Nov-12	Dec-42	0.02	IPCA
	Conversora de Uruguaiana / Passo de Los Libres - 132 kV	12.50	132	Sep-94	Jul-21	0.35	IPCA
Amazonas G&T	Balbina–Cristiano Rocha	154.89	230	Nov-06	Mar-27	(10)	0.06
	Ramal de Transmissão–Presidente Figueiredo	0.12	230	Sep-08	Mar-27	(10)	0.06
	Balbina – Lechuga	159.29	230	Apr-15	Mar-27	(10)	0.06
	Cristiano Rocha - Lechuga	5.44	230	Jul-13	Mar-27	(10)	0.06
	Manaus - Lechuga -Circuito1	19.73	230	Jul-13	Mar-27	(10)	0.06
	Manaus - Lechuga -Circuito2	19.70	230	Apr-15	Mar-27	(10)	0.06
	Jorge Teixeira - Mauá 3 Circuito 1	13.73	230	May-14	Feb-44	(10)	0.06
	Jorge Teixeira - Mauá 3 Circuito 2	13.73	230	May-14	Feb-44	(10)	0.06
	Balbina – Balbina – Circuito 1	0.59	230	Feb-89	Mar-27	(10)	0.06
	Balbina – Balbina – Circuito 2	0.64	230	Apr-89	Mar-27	(10)	0.06
	Balbina – Balbina – Circuito 3	0.64	230	Apr-89	Mar-27	(10)	0.06
	Balbina – Balbina – Circuito 4	0.68	230	Sep-89	Mar-27	(10)	0.06
	Balbina – Balbina – Circuito 5	0.68	230	Jul-89	Mar-27	(10)	0.06
(1) These substations were added because theses amounts are from Concession 058/2001.
(2) Includes RBNIA which started operation in this cycle.

(3) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Battle-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(4) AAR amounts considered were established by ReH 2098/2016 for the cycle 2016/2017.

(5) TL Bom Despacho 3-Ouro Preto 2, in 500 kV (CC 003/2009): The total amount of the AAR cycle 2016/2017 is R$ 10.960.934,33, and Furnas is receiving the partial AAR in the Amount of R$ 9.872.839,01 related to assets that entered into commercial operation.

(6) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(7) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(8) Binational enterprise (Brazil-Uruguay Interconnection), with partial assignment of rights between Eletrobras and Eletrosul. The annual pass-through of revenue is R$ 19.5 million, readjusted in March of each year.

(9) Non-onerous transfer of assets of Foz do Chapecó Energia S.A.
(10) Waiting for authorization from ANEEL to receive AAR.
(11) At the moment Furnas is not receiving AAR, regarding CC 014/2011 - LT Xavantes-Pirineus, because it does not have a Release Term issued by the ONS for such undertaking.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 06.30.2017(R$ Million)(1)	Readjustment Index
Eletronorte	Boa Vista- Santa Elena	190.20	230	Jun-01	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Coaracy Nunes - Santana - C1	108.00	138	Oct-75	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Coaracy Nunes - Santana - C2	109.00	138	Feb-05	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Santana – Portuária	4.00	138	Apr-96	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Coaracy Nunes - Tartarugalzinho	87.00	138	Jun-00	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Santana - Macapá II	20.00	69	Nov-96	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Santana – Equatorial	13.00	69	Aug-00	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Tartarugalzinho – Calçoene	130.00	69	Dec-01	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Tartarugalzinho – Amapá	17.00	69	Feb-02	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Santana - Santa Rita	12.60	69	Dec-07	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Equatorial - Santa Rita	5.09	69	Sep-08	Dec-42	Isolated System. No AAR.	Isolated System. No AAR.
	Colinas – Miracema	173.97	500	Mar-99	Dec-42	8.42	9.40%
	Imperatriz – Colinas	342.60	500	Mar-99	Dec-42	14.13	9.40%
	Imperatriz – Marabá - C1	181.09	500	Apr-81	Dec-42	7.93	9.40%
	Imperatriz – Marabá - C2	181.82	500	Mar-88	Dec-42	7.77	9.40%
	Tucuruí – Marabá – C1	222.14	500	Oct-81	Dec-42	9.13	9.40%
	Tucuruí – Marabá – C2	221.70	500	Feb-88	Dec-42	9.31	9.40%
	Tucuruí - Vila do Conde	327.10	500	Dec-81	Dec-42	12.01	9.40%
	Tucuruí (Usina) - Tucuruí (Se)	10.71	500	nov/84 a mai/05	Jul-24	Exclusive use of Eletronorte Generation	-
	Pres. Dutra - Boa Esperança	205.39	500	Jan-00	Dec-42	8.41	9.40%
	Imperatriz - Pres. Dutra - C1	386.60	500	Oct-82	Dec-42	14.89	9.40%
	Imperatriz - Pres. Dutra - C2	385.30	500	Jan-00	Dec-42	14.79	9.40%
	Miranda II - S.Antonio dos Lopes	142.60	500	Nov-10	Dec-42	1.96	-
	S.Antonio dos Lopes - Pres. Dutra	52.90	500	Nov-10	Dec-42	5.51	9.40%
	Miranda II - Pres. Dutra – C2	195.80	500	Mar-86	Dec-42	7.52	9.40%
	São Luiz II - Miranda II – C1	106.80	500	Jul-84	Dec-42	4.31	9.40%
	São Luiz II - Miranda II – C2	106.80	500	Mar-86	Dec-42	4.31	9.40%
	Altamira – Rurópolis (2)	-	230	Oct-88	Dec-42	6.00	9.40%
	Altamira – Transamazônica	184.62	230	Oct-88	Dec-42	0.73	9.40%
	Transamazônica – Rurópolis	145.40	230	Oct-88	Dec-42	0.73	9.40%
	Guamá - Utinga - C1	19.40	230	Dec-81	Dec-42	0.60	9.40%
	Guamá - Utinga - C2	19.40	230	Dec-81	Dec-42	0.60	9.40%
	Tucuruí – Altamira (2)	317.60	230	Jun-98	Dec-42	5.89	9.40%
	Utinga - Castanhal	69.27	230	Dec-94	Dec-42	2.31	9.40%
	Castanhal - Santa Maria	25.04	230	Dec-94	Dec-42	1.33	9.40%
	Vila do Conde - Guamá - C1	49.30	230	Apr-81	Dec-42	0.88	9.40%
	Vila do Conde - Guamá - C2	49.30	230	Dec-82	Dec-42	0.84	9.40%
	Marabá - Carajás	145.00	230	Oct-04	Dec-42	2.13	9.40%
	Carajás – Integradora - C1	83.00	230	Aug-08	Dec-42	Line not transferred to Eletronorte yet	Line not transferred to Eletronorte yet
	Carajás – Integradora - C2	85.35	230	Aug-13	Dec-42	0.72	9.40%
	Carajás – Integradora - C3	85.35	230	Aug-13	Dec-42	0.64	9.40%
	Imperatriz - Porto Franco	110.10	230	Oct-94	Dec-42	1.80	9.40%
	São Luiz II - Miranda II	105.30	230	Nov-02	Dec-42	1.90	9.40%
	São Luiz II - São Luiz I - C1	18.60	230	Jan-83	Dec-42	0.61	9.40%
	São Luiz II - São Luiz I – C2	19.00	230	Sep-88	Dec-42	0.61	9.40%
	Miranda II - Peritoró	94.20	230	Dec-02	Dec-42	1.75	9.40%
	Pres. Dutra - Peritoró	115.00	230	Mar-03	Dec-42	1.75	9.40%
	Peritoró - Coelho Neto	223.00	230	Jul-06	Dec-42	3.31	9.40%
	Coelho Neto - Teresina	127.10	230	Sep-06	Dec-42	1.89	9.40%
	São Luiz II - UTE São Luiz	0.05	230	Jan-82	Dec-42	-	-
	Barra Peixe – Rondonópolis – C1	217.00	230	Oct-97	Dec-42	3.16	9.40%
	Rondonópolis - Coxipó - C1	187.80	230	Sep-88	Dec-42	3.11	9.40%
	Rondonópolis - Coxipó - C2	187.80	230	Jul-84	Dec-42	3.06	9.40%
	Coxipó - Nobres	112.41	230	Sep-96	Dec-42	2.47	9.40%
	Nobres – Nova Mutum - C1	104.57	230	Sep-96	Dec-42	2.00	9.40%
	Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep-96	Dec-42	1.41	9.40%
	Lucas do Rio Verde - Sorriso C-1	52.50	230	Sep-96	Dec-42	0.86	9.40%
	Sinop - Sorriso C-1	74.78	230	Sep-96	Dec-42	0.90	9.40%
	Barra Peixe – Rondonópolis – C2	216.79	230	Mar-08	Dec-42	3.51	9.40%
	Rio Verde (C. Magalhães) – Rondonópolis	177.83	230	Jul-83	Dec-42	0.50	9.40%
	Jauru - Coxipó - C1	-	230	Jun-03	Dec-42	PORTIONED	0.00%
	Jauru - Várzea Grande - C1 (2)	336.89	230	Jun-03	Dec-42	5.19	9.40%
	Várzea Grande - Coxipó - C1 (2)	28.80	230	Jun-03	Dec-42	1.20	9.40%
	Jauru - Coxipó - C2	-	230	Jun-03	Dec-42	PORTIONED	0.00%
	Jauru - Várzea Grande - C2 (2)	336.89	230	Jun-03	Dec-42	4.79	9.40%
	Várzea Grande - Coxipó - C2	28.80	230	Jun-03	Dec-42	0.96	9.40%
	Abunã - Rio Branco –C1	302.00	230	Nov-02	Dec-42	4.64	9.40%
	Ariquemes - Jarú	83.82	230	Sep-94	Dec-42	1.76	9.40%
	Jarú - Ji-Paraná	80.69	230	Sep-94	Dec-42	1.80	9.40%
	Samuel - Ariquemes	151.60	230	Aug-94	Dec-42	2.35	9.40%
	Samuel - Porto Velho – C1	40.55	230	Jul-89	Dec-42	0.75	9.40%
	Samuel - Porto Velho – C2	40.55	230	Jul-89	Dec-42	0.75	9.40%
	Samuel (Usina) - Samuel (SE)	2.85	230	Jul-89	Sep-29	Exclusive use of Eletronorte Generation	-
	Porto Velho - Abunã	188.00	230	May-02	Dec-42	3.07	9.40%
	Ji-Paraná - Pimenta Bueno	117.80	230	Jun-08	Dec-42	2.08	9.40%
	Pimenta Bueno – Vilhena	160.20	230	Oct-08	Dec-42	2.71	9.40%
	Tucuruí-Vila - Cametá	214.21	230	Aug-98	Dec-42	2.00	9.40%
	Curuá-Una - Tapajós-Celpa	68.80	230	Jan-06	Jul-28	Exclusive use of Eletronorte Generation	(3)
	Coxipó - São Tadeu	44.17	138	Jul-81	Dec-42	1.74	9,40%
	São Tadeu - Jaciara	77.92	138	Jul-81	Dec-42
	Jaciara - Rondonopolis-Cemat	70.00	138	Jul-81	Dec-42
	Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr-81	Dec-42	1.64	-
	Tucuruí - Tucuruí Vila - C2	2.30	69	Jul-97	Dec-42	-	-
	Tucuruí - Tucuruí Vila - C1	-	69	Jan-00	Jan-00	-	-
	Tucuruí (Usina) - Tucuruí (SS) (1)	1.40	69	Jan-80	Dec-42	Exclusive use of Eletronorte Generation	-
	Tucuruí (Usina) - Tucuruí (SS) (1)	1.40	69	Dec-85	Dec-42	Exclusive use of Eletronorte Generation	-
Chesf	Angelim II-Pau Ferro, C1	219.40	500	Aug-77	Dec-42	(3)	9.32%
	Recife II-Pau Ferro, C1	114.50	500	Aug-77	Dec-42	(3)	9.32%
	Angelim II-Recife II, C2	170.70	500	Mar-80	Dec-42	(3)	9.32%
	Jardim-Camaçari IV, C1	249.60	500	May-00	Dec-42	(3)	9.32%
	Camaçari II-Camaçari IV, C1	0.30	500	Nov-12	Dec-42	(3)	9.32%
	Garanhuns II-Angelim II, C1	13.20	500	Feb-77	Dec-42	(3)	9.32%
	L. Gonzaga-Garanhuns II, C1	238.70	500	Feb-77	Dec-42	(3)	9.32%
	L. Gonzaga-Milagres, C1	230.80	500	Feb-02	Dec-42	(3)	9.32%
	L. Gonzaga-Olindina, C1	248.60	500	May-76	Dec-42	(3)	9.32%
	Luiz Gonzaga-Sobradinho, C1	290.60	500	Oct-79	Dec-42	(3)	9.32%
	Messias-Suape II, C1	176.60	500	Dec-98	Dec-42	(3)	9.32%
	Suape II-Recife II, C1	45.40	500	Dec-98	Dec-42	(3)	9.32%
	Milagres-Quixada, C1	268.00	500	Sep-03	Dec-42	(3)	9.32%
	Olindina-Camacari II, C1	147.20	500	Oct-76	Dec-42	(3)	9.32%
	Olindina-Camacari II, C2	146.90	500	Sep-78	Dec-42	(3)	9.32%
	P.Afonso IV-Angelim II, C2	221.50	500	Jul-79	Dec-42	(3)	9.32%
	P.Afonso IV-Olindina, C2	212.80	500	Jun-78	Dec-42	(3)	9.32%
	P.Afonso IV-L. Gonzaga, C1	37.40	500	Oct-79	Dec-42	(3)	9.32%
	P.Afonso IV-Xingo, C1	53.80	500	Feb-93	Dec-42	(3)	9.32%
	Pres.Dutra II-Teresina II, C1	207.90	500	May-00	Dec-42	(3)	9.32%
	Pres.Dutra II-Teresina II, C1mo	207.70	500	Apr-03	Dec-42	(3)	9.32%
	Quixada-FortalezaII, C1	136.50	500	Sep-03	Dec-42	(3)	9.32%
	Sobral III-Pecem II, C1	176.60	500	May-00	Dec-42	(3)	9.32%
	Pecem II-Fortaleza II, C1	73.10	500	May-00	Dec-42	(3)	9.32%
	S.J.Piaui-B.Esperanca, C1	233.50	500	Dec-80	Dec-42	(3)	9.32%
	Sobradinho-S.J.Piaui, C1	211.00	500	Dec-80	Dec-42	(3)	9.32%
	Sobradinho-Luiz Gonzaga, C2	316.00	500	Jun-88	Dec-42	(3)	9.32%
	Teresina II-Sobral III, C1	334.20	500	May-00	Dec-42	(3)	9.32%
	Plant Luiz Gonzaga-L.Gonzaga, C1	0.60	500	May-79	Dec-42	(3)	9.32%
	Plant Luiz Gonzaga-L.Gonzaga, C2	0.60	500	May-79	Dec-42	(3)	9.32%
	Plant Luiz Gonzaga-L.Gonzaga, C3	0.60	500	May-79	Dec-42	(3)	9.32%
	Plant IV-P.Afonso IV, C1	0.60	500	Dec-79	Dec-42	(3)	9.32%
	Plant IV-P.Afonso IV, C2	0.60	500	May-80	Dec-42	(3)	9.32%
	Plant IV-P.Afonso IV, C3	0.60	500	Oct-80	Dec-42	(3)	9.32%
	Plant IV-P.Afonso IV, C4	0.60	500	Jul-81	Dec-42	(3)	9.32%
	Plant IV-P.Afonso IV, C5	0.60	500	Dec-81	Dec-42	(3)	9.32%
	Plant IV-P.Afonso IV, C6	0.60	500	May-83	Dec-42	(3)	9.32%
	Plant Sobradinho-Sobradinho, C1	0.40	500	Oct-79	Dec-42	(3)	9.32%
	Plant Sobradinho-Sobradinho, C2	0.30	500	Oct-79	Dec-42	(3)	9.32%
	Plant Sobradinho-Sobradinho, C3	0.30	500	Oct-79	Dec-42	(3)	9.32%
	Plant Xingo – Xingo, C1	0.90	500	Oct-95	Dec-42	(3)	9.32%
	Plant Xingo – Xingo, C2	0.90	500	Oct-95	Dec-42	(3)	9.32%
	Plant Xingo – Xingo, C3	0.90	500	Oct-95	Dec-42	(3)	9.32%
	Plant.Xingo.- Xingo, C4	0.90	500	Oct-95	Dec-42	(3)	9.32%
	Plant Xingo – Xingo, C5	0.80	500	Mar-94	Dec-42	(3)	9.32%
	Plant Xingo – Xingo, C6	0.80	500	Nov-94	Dec-42	(3)	9.32%
	Xingo-Jardim, C1	159.80	500	May-00	Dec-42	(3)	9.32%
	Xingo-Messias, C1	219.00	500	Feb-93	Dec-42	(3)	9.32%
	Angelim-Messias, C1	78.90	230	Apr-77	Dec-42	(3)	9.32%
	Angelim-Messias, C2	78.50	230	Oct-76	Dec-42	(3)	9.32%
	Angelim-Messias, C3	79.10	230	Aug-86	Dec-42	(3)	9.32%
	Angelim-Ribeirão, C1	115.70	230	Jan-53	Dec-42	(3)	9.32%
	Angelim-Recife II, C2	171.70	230	Jan-67	Dec-42	(3)	9.32%
	Angelim-Recife II, C3	171.70	230	Jan-61	Dec-42	(3)	9.32%
	Angelim-Tacaimbó, C1	63.90	230	Mar-63	Dec-42	(3)	9.32%
	Angelim-Tacaimbó, C2	64.10	230	Mar-73	Dec-42	(3)	9.32%
	Angelim-Tacaimbó, C3	65.70	230	Jun-98	Dec-42	(3)	9.32%
	Arapiraca III–Rio Largo II, C1	124.70	230	Jan-98	Dec-42	(3)	9.32%
	Arapiraca III–Penedo, C1	89.60	230	Jan-98	Dec-42	(3)	9.32%
	Boa Esperança-Teresina, C1	198.00	230	Mar-70	Dec-42	(3)	9.32%
	Boa Esperança-Teresina, C2	198.00	230	Dec-81	Dec-42	(3)	9.32%
	Bongi-Açonorte, C1	6.00	230	Aug-76	Dec-42	(3)	9.32%
	B.Jesus da Lapa-Barreiras, C1	233.50	230	Dec-90	Dec-42	(3)	9.32%
	Banabuiu-Fortaleza, C1	177.20	230	Oct-65	Dec-42	(3)	9.32%
	Banabuiu-Fortaleza, C2	176.00	230	Jul-78	Dec-42	(3)	9.32%
	Aquiraz II-Banabuiu, C1	181.80	230	Aug-78	Dec-42	(3)	9.32%
	Aquiraz II-Fortaleza, C1	30.10	230	Aug-78	Dec-42	(3)	9.32%
	Banabuiu-Mossoro II, C1	177.20	230	Jul-03	Dec-42	(3)	9.32%
	Banabuiu-Mossoro II, C2	177.20	230	Apr-16	Dec-42	(3)	9.32%
	Banabuiu-Russas II, C1	110.40	230	May-71	Dec-42	(3)	9.32%
	Bom Nome-Milagres, C1	83.70	230	Sep-61	Dec-42	(3)	9.32%
	Bom Nome-Milagres, C2	84.10	230	Dec-74	Dec-42	(3)	9.32%
	Bom Nome-Milagres, C3	83.90	230	Sep-79	Dec-42	(3)	9.32%
	Cauipe-Sobral, C1	177.40	230	Nov-73	Dec-42	(3)	9.32%
	Cicero Dantas-Catu, C1	200.70	230	Mar-68	Dec-42	(3)	9.32%
	Cicero Dantas-Catu, C2	201.30	230	Apr-72	Dec-42	(3)	9.32%
	C. Grande II - C. Grande III, C1	10.60	230	Oct-99	Dec-42	(3)	9.32%
	C. Grande II - C. Grande III, C2	10.60	230	Oct-02	Dec-42	(3)	9.32%
	Campina Grande-Coteminas, C1	2.50	230	Oct-99	Dec-42	(3)	9.32%
	Campina Grande-Goianinha, C1	99.30	230	Feb-70	Dec-42	(3)	9.32%
	C. Grande III – Extremoz II C1	191.40	230	Oct-99	Dec-42	(3)	9.32%
	Campina Grande III-Natal III, C1	175.80	230	Oct-02	Dec-42	(3)	9.32%
	Natal III-Natal II, C1	11.60	230	Oct-99	Dec-42	(3)	9.32%
	Natal III-Natal II, C2	11.60	230	Oct-02	Dec-42	(3)	9.32%
	Campina Grande II-Paraiso, C1	118.10	230	May-79	Dec-42	(3)	9.32%
	Campina Grande II-Paraiso, C2	119.00	230	Apr-79	Dec-42	(3)	9.32%
	Camaçari-Caraíba Metais, C1	3.20	230	Feb-82	Dec-42	(3)	9.32%
	Camaçari-Cqr, C1	7.20	230	May-92	Dec-42	(3)	9.32%
	Camaçari IV-Cotegipe, C1	22.90	230	Jun-70	Dec-42	(3)	9.32%
	Camaçari-Cotegipe, C2	23.50	230	Oct-76	Dec-42	(3)	9.32%
	Camaçari-Gov.Mangabeira, C1	83.70	230	Sep-82	Dec-42	(3)	9.32%
	Camaçari-Gov.Mangabeira, C2	83.70	230	Sep-82	Dec-42	(3)	9.32%
	Camaçari IV-Jacaracanga, C1	19.20	230	Jul-77	Dec-42	(3)	9.32%
	Camaçari IV-Jacaracanga, C2	19.20	230	Mar-77	Dec-42	(3)	9.32%
	Camaçari-Matatu, C1	47.00	230	Aug-53	Dec-42	(3)	9.32%
	Camaçari IV-Pituaçu, C1	39.20	230	Oct-84	Dec-42	(3)	9.32%
	Camaçari-Pituaçu, C2	39.20	230	Jan-02	Dec-42	(3)	9.32%
	Cotegipe-Jacaracanga, C1	15.20	230	Dec-71	Dec-42	(3)	9.32%
	Cotegipe-Matatu, C1	30.00	230	May-77	Dec-42	(3)	9.32%
	Catu-Camaçari, C1	25.00	230	Jun-70	Dec-42	(3)	9.32%
	Catu-Camaçari, C2	25.00	230	Aug-53	Dec-42	(3)	9.32%
	Catu-Gov.Mangabeira, C1	77.20	230	Aug-67	Dec-42	(3)	9.32%
	Catu-Itabaianinha, C1	143.90	230	Aug-53	Dec-42	(3)	9.32%
	Funil-Itapebi, C1	198.10	230	Jul-90	Dec-42	(3)	9.32%
	Funil-Itapebi, C2	198.10	230	Jul-90	Dec-42	(3)	9.32%
	Fortaleza-Cauipe, C1	58.20	230	Nov-73	Dec-42	(3)	9.32%
	Fortaleza-Delmiro Gouveia, C1	7.10	230	Jun-89	Dec-42	(3)	9.32%
	Fortaleza-Delmiro Gouveia, C2	7.10	230	Jun-89	Dec-42	(3)	9.32%
	Fortaleza-Fortaleza II, C1	0.30	230	Feb-00	Dec-42	(3)	9.32%
	Fortaleza-Fortaleza II, C2	0.30	230	Feb-00	Dec-42	(3)	9.32%
	Fortaleza-Fortaleza II, C3	0.30	230	Oct-05	Dec-42	(3)	9.32%
	Fortaleza II-Cauipe, C1	58.00	230	Nov-03	Dec-42	(3)	9.32%
	Fortaleza II-Cauipe, C2	58.00	230	Nov-03	Dec-42	(3)	9.32%
	Fortaleza II-Pici, C1	27.50	230	May-09	Dec-42	(3)	9.32%
	Fortaleza II-Pici, C2	27.50	230	May-09	Dec-42	(3)	9.32%
	Goianinha-Santa Rita II, C1	59.00	230	Oct-77	Dec-42	(3)	9.32%
	Santa Rita II-Mussuré, C1	17.00	230	Oct-77	Dec-42	(3)	9.32%
	Goianinha-Mussure, C2	50.60	230	Oct-77	Dec-42	(3)	9.32%
	Gov.Mangabeira-Sapeaçu, C1	23.50	230	Dec-68	Dec-42	(3)	9.32%
	Gov.Mangabeira-Sapeaçu, C2	22.50	230	Feb-84	Dec-42	(3)	9.32%
	Gov.Mangabeira-Sapeaçu, C3	22.60	230	Feb-84	Dec-42	(3)	9.32%
	Icó-Banabuiú, C1	124.70	230	Dec-77	Dec-42	(3)	9.32%
	Itapebi-Eunápolis, C1	47.00	230	Jul-90	Dec-42	(3)	9.32%
	Itapebi-Eunápolis, C2	47.00	230	Jul-90	Dec-42	(3)	9.32%
	Irecê-Brotas de Macaúba, C1	135.40	230	Sep-81	Dec-42	(3)	9.32%
	Brotas de Macaúba-B.J Lapa, C1	204.60	230	Sep-81	Dec-42	(3)	9.32%
	Itabaianinha-Itabaiana, C1	76.80	230	Aug-53	Dec-42	(3)	9.32%
	Itabaiana-Jardim, C1	44.00	230	Aug-79	Dec-42	(3)	9.32%
	Itabaiana-Jardim, C2	44.00	230	Aug-79	Dec-42	(3)	9.32%
	Jacaracanga-Alunordeste, C1	1.80	230	May-83	Dec-42	(3)	9.32%
	Jacaracanga-Dow, C1	7.90	230	Jul-77	Dec-42	(3)	9.32%
	Jacaracanga-Dow, C2	7.80	230	Mar-77	Dec-42	(3)	9.32%
	Jardim-Fafen, C1	12.50	230	Aug-81	Dec-42	(3)	9.32%
	Jardim-Cia.Vale.Rio Doce, C1	0.80	230	Feb-07	Dec-42	(3)	9.32%
	Jaguarari-Sr. do Bonfim, C1	80.70	230	Jan-80	Dec-42	(3)	9.32%
	Juazeiro -Jaguarari, C1	88.00	230	Jan-80	Dec-42	(3)	9.32%
	Juazeiro II-Sr.do Bonfim II, C2	148.60	230	Apr-81	Dec-42	(3)	9.32%
	Libra-Libra, C1	1.50	230	Dec-91	Dec-42	(3)	9.32%
	Milagres-Banabuiu, C1	225.90	230	Feb-65	Dec-42	(3)	9.32%
	Milagres-Ico, C1	103.40	230	Dec-77	Dec-42	(3)	9.32%
	Milagres-Banabuiu, C3	225.10	230	Dec-77	Dec-42	(3)	9.32%
	Milagres-Coremas, C1	119.40	230	Nov-86	Dec-42	(3)	9.32%
	Mirueira-Pau Ferro, C1	23.10	230	Oct-99	Dec-42	(3)	9.32%
	Mirueira-Goianinha, C1	50.10	230	Dec-89	Dec-42	(3)	9.32%
	Messias-Maceió, C1	25.90	230	Nov-96	Dec-42	(3)	9.32%
	Messias-Maceió, C2	25.90	230	Nov-96	Dec-42	(3)	9.32%
	Messias-Rio Largo, C1	11.90	230	Aug-86	Dec-42	(3)	9.32%
	Messias-Rio Largo, C2	11.60	230	Oct-76	Dec-42	(3)	9.32%
	Messias-Rio Largo, C3	11.60	230	Apr-77	Dec-42	(3)	9.32%
	Mossoró-Açu, C1	71.30	230	Jul-87	Dec-42	(3)	9.32%
	Natal III - Extremoz II, C1	17.00	230	Feb-14	Dec-42	(3)	9.32%
	Olindina-Olindina, C1	0.20	230	May-80	Dec-42	(3)	9.32%
	Olindina-Olindina, C2	0.20	230	May-80	Dec-42	(3)	9.32%
	Paulo Afonso-Angelim, C1	221.30	230	Jan-53	Dec-42	(3)	9.32%
	Paulo Afonso-Garanhuns II, C1	209.30	230	Jan-67	Dec-42	(3)	9.32%
	Paulo Afonso-Garanhuns II, C2	209.30	230	Jan-61	Dec-42	(3)	9.32%
	Paulo Afonso-Garanhuns II, C3	214.10	230	Dec-73	Dec-42	(3)	9.32%
	Garanhuns II-Angelim, C1	12.30	230	Jan-61	Dec-42	(3)	9.32%
	Garanhuns II-Angelim, C2	11.60	230	Dec-73	Dec-42	(3)	9.32%
	Floresta II-Bom Nome,230 Kv,C1	92.20	230	Dec-74	Dec-42	(3)	9.32%
	P.Afonso-Tacaratu, 230 Kv, C1	47.40	230	Oct-61	Dec-42	(3)	9.32%
	Tacaratu-Bom Nome, 230 Kv, C1	137.10	230	Oct-61	Dec-42	(3)	9.32%
	Paulo Afonso-Bom Nome, C3	170.80	230	Nov-78	Dec-42	(3)	9.32%
	Paulo Afonso-C. Dantas, C1	134.20	230	Mar-68	Dec-42	(3)	9.32%
	Paulo Afonso-C. Dantas, C2	133.80	230	Jun-72	Dec-42	(3)	9.32%
	Paulo Afonso – Floresta II, C1	79.00	230	Dec-74	Dec-42	(3)	9.32%
	Paulo Afonso-Itabaiana, C2	162.50	230	Apr-87	Dec-42	(3)	9.32%
	Paulo Afonso-Itabaiana, C3	162.50	230	Sep-85	Dec-42	(3)	9.32%
	Paulo Afonso IV-P.Afonso, C1	1.10	230	Oct-79	Dec-42	(3)	9.32%
	Paulo Afonso IV-P.Afonso, C2	1.40	230	Feb-81	Dec-42	(3)	9.32%
	Pau Ferro-Coteminas, C1	123.90	230	Oct-99	Dec-42	(3)	9.32%
	Pau Ferro-Campina Grande II, C2	125.90	230	Oct-99	Dec-42	(3)	9.32%
	Paraiso-Natal II, C1	96.20	230	May-79	Dec-42	(3)	9.32%
	Paraiso-Natal II, C2	97.20	230	Apr-79	Dec-42	(3)	9.32%
	Ibiapina II-Piripiri, C1	86.00	230	Aug-73	Dec-42	(3)	9.32%
	Ibiapina I-Sobral, C1	103.00	230	Aug-73	Dec-42	(3)	9.32%
	Pituaçu-Narandiba, C1	3.60	230	Nov-83	Dec-42	(3)	9.32%
	Pituaçu-Narandiba, C2	3.60	230	Nov-83	Dec-42	(3)	9.32%
	Pituaçu-Pituaçu, C1	2.00	230	Jan-77	Dec-42	(3)	9.32%
	Recife II-Joairam, C1	7.40	230	Jan-67	Dec-42	(3)	9.32%
	Recife II-Joairam, C2	7.40	230	Jan-67	Dec-42	(3)	9.32%
	Recife II-Joairam, C3	7.40	230	Jan-61	Dec-42	(3)	9.32%
	Joairam-Bongi, C1	6.30	230	Jan-53	Dec-42	(3)	9.32%
	Joairam-Bongi, C2	6.40	230	Jan-67	Dec-42	(3)	9.32%
	Joairam-Bongi, C3	6.40	230	Jan-61	Dec-42	(3)	9.32%
	Recife II-Goianinha, C1	71.40	230	Feb-72	Dec-42	(3)	9.32%
	Recife II-Goianinha, C2	71.50	230	Feb-72	Dec-42	(3)	9.32%
	Recife II-Mirueira, C1	31.00	230	Jun-80	Dec-42	(3)	9.32%
	Recife II-Mirueira, C2	31.50	230	Jun-80	Dec-42	(3)	9.32%
	Recife II-Mirueira, C3	31.50	230	Jun-86	Dec-42	(3)	9.32%
	Recife II-Pau Ferro, C1	33.20	230	Sep-04	Dec-42	(3)	9.32%
	Recife II-Pau Ferro, C2	33.20	230	Sep-04	Dec-42	(3)	9.32%
	Recife II-Pirapama II, C1	27.60	230	Jun-80	Dec-42	(3)	9.32%
	Recife II-Pirapama II, C2	27.60	230	Jun-80	Dec-42	(3)	9.32%
	Ribeirão-Recife II, C1	56.60	230	Sep-94	Dec-42	(3)	9.32%
	Rio Largo-Braskem, C1	23.20	230	Jun-76	Dec-42	(3)	9.32%
	Quixere-MossoróII,C1	50.20	230	Apr-81	Dec-42	(3)	9.32%
	Russas II – Quixere, C1	25.40	230	Apr-81	Dec-42	(3)	9.32%
	Sobral III-Sobral II, C1	13.80	230	May-09	Dec-42	(3)	9.32%
	Sobral III-Sobral II, C2	13.80	230	May-09	Dec-42	(3)	9.32%
	Sobral II – Cccp, 230 Kv, C1	2.90	230	Jun-01	Dec-42	(3)	9.32%
	S.João Piauí-Picos, C1	167.80	230	Jul-85	Dec-42	(3)	9.32%
	S.João Piaui-Eliseu Martins, C1	172.90	230	Feb-98	Dec-42	(3)	9.32%
	C. Formoso-Irecê, C1	158.20	230	Sep-81	Dec-42	(3)	9.32%
	Sr.do Bonfim-C. Formoso, C1	64.70	230	Sep-81	Dec-42	(3)	9.32%
	Sapeaçu-Funil, C1	195.70	230	Dec-68	Dec-42	(3)	9.32%
	Sapeaçu- S.Ant.Jesus, C2	32.00	230	Feb-84	Dec-42	(3)	9.32%
	Sapeaçu- S.Ant.Jesus, C3	32.00	230	Feb-84	Dec-42	(3)	9.32%
	S.Ant.Jesus-Funil, C2	162.60	230	Feb-84	Dec-42	(3)	9.32%
	S.Ant.Jesus-Funil, C3	162.10	230	Feb-84	Dec-42	(3)	9.32%
	Tacaimbo-C.Grande II, C1	124.70	230	Jun-85	Dec-42	(3)	9.32%
	Tacaimbo-C.Grande II, C2	124.70	230	Jun-85	Dec-42	(3)	9.32%
	Teresina I-Teresina II, C1	25.30	230	Sep-02	Dec-42	(3)	9.32%
	Teresina I-Teresina II, C2	25.30	230	Sep-02	Dec-42	(3)	9.32%
	Teresina-Piripiri, C1	154.70	230	Nov-71	Dec-42	(3)	9.32%
	Plant Apol.Sales- P.Afonso, C1	5.80	230	Oct-77	Dec-42	(3)	9.32%
	Plant Apol.Sales- P.Afonso, C2	5.70	230	Mar-77	Dec-42	(3)	9.32%
	Plant B.Esperança-B.Esperança, C1	2.80	230	Dec-80	Dec-42	(3)	9.32%
	Sobradinho-Juazeiro II, C1	42.50	230	Jan-80	Dec-42	(3)	9.32%
	Sobradinho-Juazeiro II, C2	42.50	230	Apr-81	Dec-42	(3)	9.32%
	Plant II-Paulo Afonso, C1	0.70	230	Oct-61	Dec-42	(3)	9.32%
	Plant II-Paulo Afonso, C3	0.70	230	May-67	Dec-42	(3)	9.32%
	Plant II-Paulo Afonso, C4	0.70	230	May-67	Dec-42	(3)	9.32%
	Plant II-Paulo Afonso, C5	0.70	230	Dec-67	Dec-42	(3)	9.32%
	Plant III-Paulo Afonso, C1	0.60	230	Oct-71	Dec-42	(3)	9.32%
	Plant III-Paulo Afonso, C2	0.60	230	Apr-72	Dec-42	(3)	9.32%
	Plant III-Paulo Afonso, C3	0.60	230	Apr-74	Dec-42	(3)	9.32%
	Plant III-Paulo Afonso, C4	0.60	230	Aug-74	Dec-42	(3)	9.32%
	Plant I-Paulo Afonso, C1	0.60	230	Jan-55	Dec-42	(3)	9.32%
	Plant I-Paulo Afonso, C2	0.60	230	Jan-55	Dec-42	(3)	9.32%
	C.Grande II-S.Cruz II, C1	117.30	138	Apr-63	Dec-42	(3)	9.32%
	C.Grande II-Pilões, C1	79.30	138	Jan-68	Dec-42	(3)	9.32%
	Paraíso-Santa Cruz II, C1	8.70	138	Jan-68	Dec-42	(3)	9.32%
	Pilões – Paraíso, C1	107.90	138	Jan-68	Dec-42	(3)	9.32%
	C. Novos-Santana do Matos, C1	38.80	138	Dec-67	Dec-42	(3)	9.32%
	Santana do Matos-Açu, C1	49.60	138	Dec-67	Dec-42	(3)	9.32%
	Santa Cruz II-C.Novos II, C1	55.00	138	Oct-65	Dec-42	(3)	9.32%
	Plant II-Zebu, C1	6.00	138	Dec-64	Dec-42	(3)	9.32%
	Abaixadora-Mulungu, C1	6.50	69	May-75	Dec-42	(3)	9.32%
	Abaixadora-Moxoto, C1	5.30	69	Oct-70	Dec-42	(3)	9.32%
	Abaixadora-Zebu, C1	5.40	69	Oct-72	Dec-42	(3)	9.32%
	Camacari-Camacari, C2	1.40	69	Jun-60	Dec-42	(3)	9.32%
	Cotegipe-Catu, C1	48.70	69	Jun-60	Dec-42	(3)	9.32%
	Cotegipe-Catu, C2	48.70	69	Jun-60	Dec-42	(3)	9.32%
	Jaboatao-Recife II, C1	3.10	69	Jan-65	Dec-42	(3)	9.32%
	M.Reduzido-M.Reduzido, C1	0.50	69	Apr-73	Dec-42	(3)	9.32%
	Matatu-Pituacu, C1	7.50	69	Jun-60	Dec-42	(3)	9.32%
	Matatu-Pituacu, C2	7.40	69	Jun-60	Dec-42	(3)	9.32%
	Pirapama II-Recife II, C1	21.30	69	Jan-65	Dec-42	(3)	9.32%
	Pituacu-Cotegipe, C1	22.10	69	Jun-60	Dec-42	(3)	9.32%
	Pituacu-Cotegipe, C2	21.90	69	Jun-60	Dec-42	(3)	9.32%
	Plant de Pedra-Jequié, C1	20.50	69	Nov-78	Dec-42	(3)	9.32%
	Vila Zebu-Itaparica, C1	27.00	69	Jul-77	Dec-42	(3)	9.32%
	Zebu-Moxoto, C1	7.20	69	Apr-83	Dec-42	(3)	9.32%
	Zebu-Xingo, C1	56.50	69	Aug-81	Dec-42	(3)	9.32%
Furnas	Foz do Iguaçu - Ivaiporã 1	322.00	765	Aug-89	Dec-42	(4)	-
	Foz do Iguaçu - Ivaiporã 2	323.00	765	Dec-86	Dec-42	(4)	-
	Foz do Iguaçu - Ivaiporã 3	331.00	765	Mar-99	Dec-42	(4)	-
	Itaberá - Ivaiporã 1	265.00	765	Aug-89	Dec-42	(4)	-
	Itaberá - Ivaiporã 2	264.00	765	Oct-82	Dec-42	(4)	-
	Itaberá - Ivaiporã 3	272.00	765	May-00	Dec-42	(4)	-
	Itaberá - Tijuco Preto 1	305.00	765	Jul-89	Dec-42	(4)	-
	Itaberá - Tijuco Preto 2	304.00	765	Oct-82	Dec-42	(4)	-
	Itaberá - Tijuco Preto 3	312.00	765	May-01	Dec-42	(4)	-
	Foz do Iguaçu - Ibiúna Bipolo 1	792.00	600	Mar-85	Dec-42	(4)	-
	Foz do Iguaçu - Ibiúna Bipolo 2	820.00	600	Aug-87	Dec-42	(4)	-
	Adrianópolis - Baixada Fluminense	19.00	500	May-04	Dec-42	(4)	-
	Adrianópolis - Cachoeira Paulista 1	171.00	500	Feb-74	Dec-42	(4)	-
	Adrianópolis – Grajaú	55.00	500	Dec-77	Dec-42	(4)	-
	Adrianópolis – Resende	115.00	500	Dec-79	Dec-42	(4)	-
	Adrianópolis - São José	33.00	500	Aug-91	Dec-42	(4)	-
	Angra - Cachoeira Paulista	103.00	500	Jun-77	Dec-42	(4)	-
	Angra - São José	133.00	500	Dec-98	Dec-42	(4)	-
	Angra - Zona Oeste	97.50	500	Dec-98	Dec-42	(4)	-
	Araraquara – Campinas	171.00	500	Jul-76	Dec-42	(4)	-
	Araraquara - Poços de Caldas	176.00	500	Apr-76	Dec-42	(4)	-
	Baixada Fluminense - Cachoeira Paulista	160.50	500	May-04	Dec-42	(4)	-
	Cachoeira Paulista - Campinas	223.00	500	Sep-77	Dec-42	(4)	-
	Cachoeira Paulista - Itajubá	53.00	500	Jul-02	Dec-42	(4)	-
	Cachoeira Paulista - Resende	56.00	500	Dec-79	Dec-42	(4)	-
	Cachoeira Paulista - Taubaté	83.00	500	Jun-83	Dec-42	(4)	-
	Cachoeira Paulista - Tijuco Preto 1	181.00	500	Nov-88	Dec-42	(4)	-
	Campinas - Itatiba	26.50	500	Mar-03	Dec-42	(4)	-
	Grajaú - Zona Oeste	79.00	500	Dec-98	Dec-42	(4)	-
	Gurupi – Miracema	255.00	500	Mar-99	Dec-42	(4)	-
	Ibiúna - Itatiba	86.50	500	Mar-03	Dec-42	(4)	-
	Itumbiara - São Simão	166.00	500	Jan-79	Dec-42	(4)	-
	Marimbondo - Água Vermelha	172.00	500	Aug-79	Dec-42	(4)	-
	Marimbondo - Araraquara 1	195.00	500	Apr-76	Dec-42	(4)	-
	Marimbondo - Araraquara 2	194.00	500	Aug-76	Dec-42	(4)	-
	Poços de Caldas – Itajubá	139.00	500	Jul-02	Dec-42	(4)	-
	Serra da Mesa – Gurupi 1	256.00	500	Mar-99	Dec-42	(4)	-
	Serra da Mesa - Samambaia 1	249.00	500	Mar-98	Dec-42	(4)	-
	Serra da Mesa - Samambaia 2	248.50	500	Jan-99	Dec-42	(4)	-
	Tijuco Preto - Taubaté	108.50	500	Mar-84	Dec-42	(4)	-
	Adrianópolis - Itutinga 1	199.00	345	Mar-68	Dec-42	(4)	-
	Adrianópolis - Itutinga 2	199.00	345	Aug-70	Dec-42	(4)	-
	Adrianópolis - Jacarepaguá 1	38.00	345	Mar-68	Dec-42	(4)	-
	Adrianópolis - Jacarepaguá 2	38.00	345	Aug-70	Dec-42	(4)	-
	Adrianópolis - Macaé	177.00	345	Sep-02	Dec-42	(4)	-
	Adrianópolis - Venda das Pedras	107.00	345	Nov-01	Dec-42	(4)	-
	Bandeirantes - Samambaia 1	157.00	345	Feb-99	Dec-42	(4)	-
	Bandeirantes - Samambaia 2	155.00	345	Feb-99	Dec-42	(4)	-
	Barro Branco - Ouro Preto	59.00	345	Mar-05	Dec-42	(4)	-
	Barro Branco - Padre Fialho	104.50	345	Mar-05	Dec-42	(4)	-
	Campinas - Guarulhos	88.00	345	Feb-03	Dec-42	(4)	-
	Campinas - Poços de Caldas	126.00	345	Oct-72	Dec-42	(4)	-
	Campos - Macaé 1	89.00	345	Nov-01	Dec-42	(4)	-
	Campos - Macaé 2	89.00	345	Sep-02	Dec-42	(4)	-
	Campos – Viana	199.00	345	Dec-05	Dec-42	(4)	-
	Campos – Vitória	224.00	345	Sep-78	Dec-42	(4)	-
	Corumbá - Brasília Sul	254.00	345	Mar-97	Dec-42	(4)	-
	Corumbá – Itumbiara	79.00	345	Mar-97	Dec-42	(4)	-
	Furnas - Estreito	112.00	345	Feb-70	Dec-42	(4)	-
	Furnas - Itutinga 1	198.00	345	Mar-68	Dec-42	(4)	-
	Furnas - Itutinga 2	199.00	345	Dec-69	Dec-42	(4)	-
	Furnas - Mascarenhas de Moraes	104.00	345	May-68	Dec-42	(4)	-
	Furnas – Pimenta	66.00	345	Mar-67	Dec-42	(4)	-
	Furnas - Poços de Caldas 1	131.00	345	Sep-63	Dec-42	(4)	-
	Furnas - Poços de Caldas 2	131.00	345	Apr-65	Dec-42	(4)	-
	Guarulhos - Ibiúna 1	75.00	345	Jun-90	Dec-42	(4)	-
	Guarulhos - Ibiúna 2	75.00	345	Jul-90	Dec-42	(4)	-
	Guarulhos – Nordeste	35.00	345	Mar-64	Dec-42	(4)	-
	Guarulhos - Poços de Caldas 1	182.00	345	Sep-63	Dec-42	(4)	-
	Guarulhos - Poços de Caldas 2	184.00	345	Nov-66	Dec-42	(4)	-
	Ibiúna - Tijuco Preto 1	97.00	345	Nov-83	Dec-42	(4)	-
	Ibiúna - Tijuco Preto 2	97.00	345	Jul-84	Dec-42	(4)	-
	Itumbiara - Bandeirantes 1	180.00	345	Jul-73	Dec-42	(4)	-
	Itumbiara - Bandeirantes 2	180.00	345	Jul-77	Dec-42	(4)	-
	Itumbiara - Porto Colômbia	201.00	345	Jun-73	Dec-42	(4)	-
	L.C.Barreto - Estreito 1	24.00	345	Mar-69	Dec-42	(4)	-
	L.C.Barreto - Estreito 2	24.00	345	Feb-70	Dec-42	(4)	-
	L.C.Barreto - Poços de Caldas 1	198.00	345	Nov-69	Dec-42	(4)	-
	L.C.Barreto - Poços de Caldas 2	197.00	345	Sep-70	Dec-42	(4)	-
	L.C.Barreto - Volta Grande	112.00	345	Jun-73	Dec-42	(4)	-
	Macaé - Venda das Pedras	122.00	345	Nov-01	Dec-42	(4)	-
	Marimbondo - Porto Colômbia	77.00	345	Oct-75	Dec-42	(4)	-
	Mascarenhas de Moraes - Estreito	13.00	345	Mar-69	Dec-42	(4)	-
	Mogi das Cruzes – Atibaia	64.50	345	Feb-71	Dec-42	(4)	-
	Mogi das Cruzes – Nordeste	25.00	345	Mar-64	Dec-42	(4)	-
	Pimenta – Barreiro	198.00	345	Mar-67	Dec-42	(4)	-
	Poços de Caldas – Atibaia	142.50	345	Feb-71	Dec-42	(4)	-
	Porto Colômbia - Volta Grande	45.00	345	Jun-73	Dec-42	(4)	-
	Brasília Sul - Samambaia 1	13.50	345	Feb-99	Dec-42	(4)	-
	Brasília Sul - Samambaia 2	14.00	345	Feb-99	Dec-42	(4)	-
	Viana – Vitória	26.00	345	Dec-05	Dec-42	(4)	-
	Vitória - Padre Fialho	220.50	345	Mar-05	Dec-42	(4)	-
	Barro Alto – Niquelândia	87.00	230	Oct-99	Dec-42	(4)	-
	Brasília Geral - Brasília Sul 1	13.00	230	Oct-72	Dec-42	(4)	-
	Brasília Geral - Brasília Sul 2	13.00	230	Nov-06	Dec-42	(4)	-
	Barro Alto – Águas Lindas	102.00	230	Mar-82	Dec-42	(4)	-
	Brasília Sul - Águas Lindas	30.00	230	Mar-82	Dec-42	(4)	-
	Brasília Sul – Pirineus	107.00	230	Sep-07	Dec-42	(4)	-
	Itumbiara - Cachoeira Dourada	44.00	230	Oct-73	Dec-42	(4)	-
	Itumbiara - Rio Verde 1	208.00	230	Jan-86	Dec-42	(4)	-
	Itumbiara - Rio Verde 2	202.00	230	Apr-92	Dec-42	(4)	-
	Pirineus – Xavantes C1	40.00	230	Nov-06	Dec-42	(4)	-
	Rio Verde - Barra do Peixe 1	240.00	230	Nov-87	Dec-42	(4)	-
	Rio Verde - Barra do Peixe 2	240.00	230	Feb-94	Dec-42	(4)	-
	Rio Verde - Cachoeira Dourada 1	175.00	230	Dec-86	Dec-42	(4)	-
	Rio Verde – Rondonópolis	257.00	230	Nov-82	Dec-42	(4)	-
	Serra da Mesa - Niquelândia	105.00	230	Oct-99	Dec-42	(4)	-
	Adrianópolis - Cepel C1	1.50	138	Apr-81	Dec-42	(4)	-
	Adrianópolis - Cepel C2	1.50	138	Apr-81	Dec-42	(4)	-
	Adrianópolis - Magé C1	48.00	138	Apr-73	Dec-42	(4)	-
	Adrianópolis - Magé C2	48.00	138	Jan-73	Dec-42	(4)	-
	Alcântara - Adrianópolis 1	19.50	138	Jul-76	Dec-42	(4)	-
	Alcântara - Adrianópolis 2	20.00	138	Dec-98	Dec-42	(4)	-
	Alcântara - Adrianópolis 3	20.00	138	Dec-98	Dec-42	(4)	-
	Alcântara - Imbariê - Adrianópolis	19.50	138	May-75	Dec-42	(4)	-
	Angra - Angra (Ampla)	34.00	138	Apr-71	Dec-42	(4)	-
	Angra - Jacuacanga	34.00	138	Oct-77	Dec-42	(4)	-
	Angra - Santa Cruz	96.00	138	Oct-77	Dec-42	(4)	-
	Cachoeira Paulista - Volta Redonda 1	105.00	138	Nov-86	Dec-42	(4)	-
	Cachoeira Paulista - Volta Redonda 2	105.00	138	Jun-87	Dec-42	(4)	-
	Campos - Cachoeiro do Itapemirim C1	106.00	138	Feb-73	Dec-42	(4)	-
	Campos - Cachoeiro do Itapemirim C2	106.00	138	Feb-73	Dec-42	(4)	-
	Campos – Iriri	97.00	138	Aug-73	Dec-42	(4)	-
	Campos - Rocha Leão	110.00	138	Feb-73	Dec-42	(4)	-
	Couto Magalhães - Parque das Emas	80.50	138	Jan-77	Dec-42	(4)	-
	Iriri - Rocha Leão	13.00	138	Aug-73	Dec-42	(4)	-
	Jacarepaguá - Ari Franco	44.00	138	Oct-77	Dec-42	(4)	-
	Jacarepaguá – Cosmos	36.00	138	Apr-71	Dec-42	(4)	-
	Jacarepaguá - Mato Alto	20.00	138	Apr-71	Dec-42	(4)	-
	Jacarepaguá – Paciência	87.50	138	Jan-77	Dec-42	(4)	-
	Paciência – Palmares	174.00	138	Aug-77	Dec-42	(4)	-
	Jacarepaguá – ZIN	87.00	138	Jan-77	Dec-42	(4)	-
	Jacuacanga - Brisamar	108.00	138	Jan-73	Dec-42	(4)	-
	Muriqui - Angra (Ampla)	108.00	138	Jan-73	Dec-42	(4)	-
	Muriqui - Brisamar	20.00	138	Oct-77	Dec-42	(4)	-
	Mato Alto - Palmares	13.00	138	Apr-71	Dec-42	(4)	-
	Parque das Emas - Rio Claro	18.00	138	Dec-98	Dec-42	(4)	-
	Rio Verde - Cachoeira Dourada 2	18.00	138	Dec-98	Dec-42	(4)	-
	Rio Verde - Rio Claro	46.00	138	Jun-01	Dec-42	(4)	-
	Rocha Leão - Magé 1	46.00	138	Jun-01	Dec-42	(4)	-
	Rocha Leão - Magé 2	1.00	138	Jul-77	Dec-42	(4)	-
	Santa Cruz - Brisamar 1	1.00	138	Jul-87	Dec-42	(4)	-
	Santa Cruz - Brisamar 2	13.00	138	Sep-73	Dec-42	(4)	-
	Santa Cruz - Jacarepaguá	14.00	138	Sep-73	Dec-42	(4)	-
	Santa Cruz - Palmares 1	16.00	138	Sep-73	Dec-42	(4)	-
	Santa Cruz - Palmares 2	5.30	138	Oct-72	Dec-42	(4)	-
	Santa Cruz – ZIN	24.10	138	Dec-67	Dec-42	(4)	-
	Santa Cruz - ZIN - Ari Franco	24.10	138	Dec-67	Dec-42	(4)	-
	Santa Cruz - ZIN - Cosmos	4.40	138	Dec-67	Dec-42	(4)	-
	Imbariê São José C1	4.40	138	Dec-67	Dec-42	(4)	-
	Imbariê São José C2	14.00	138	Oct-72	Dec-42	(4)	-
	São José - Magé C1	22.60	138	Oct-72	Dec-42	(4)	-
	São José - Magé C2	38.70	138	Nov-72	Dec-42	(4)	-
	Campos Plant - Campos SE C1	38.70	138	Nov-72	Dec-42	(4)	-
	Campos Plant - Campos SE C2	4.60	138	Mar-16	Jan-51	(4)	-
	Eletrodo de Terra - Foz do Iguaçu 1	4.60	138	Mar-16	Jan-51	(4)	-
	Eletrodo de Terra - Foz do Iguaçu 2	16.00	25	Apr-85	Dec-42	(4)	-
	Eletrodo de Terra - Ibiúna 1	15.00	25	Aug-87	Dec-42	(4)	-
	Eletrodo de Terra - Ibiúna 2	67.00	25	Apr-85	Dec-42	(4)	-
Eletrosul	Areia/Bateias	220.30	525	Jun-00	Dec-42	11.61	IPCA
	Areia / Segredo	57.80	525	Aug-92	Dec-42	3.05	IPCA
	Areia / Gov. Bento Munhoz 1	10.70	525	Sep-80	Dec-42	1.37	IPCA
	Areia / Gov. Bento Munhoz 2	10.90	525	Aug-81	Dec-42
	Areia/Campos Novos	176.30	525	Sep-82	Dec-42	9.29	IPCA
	Areia/Curitiba	235.82	525	Jun-00	Dec-42	12.43	IPCA
	Areia/Ivaiporã	173.20	525	May-82	Dec-42	9.13	IPCA
	Blumenau / /Curitiba	135.70	525	Dec-83	Dec-42	7.15	IPCA
	Campos Novos / Caxias	203.30	525	Dec-01	Dec-42	10.71	IPCA
	Campos Novos / Machadinho	50.30	525	Jan-02	Dec-42	2.65	IPCA
	Cascavel D'Oeste /Guaíra	126.20	525	Apr-01	Dec-42	2.78	IPCA
	Caxias / Gravataí	78.70	525	Dec-01	Dec-42	4.15	IPCA
	Caxias / Itá	256.00	525	Feb-02	Dec-42	13.49	IPCA
	Curitiba –Bateias	33.50	525	Jun-00	Dec-42	1.77	IPCA
	Gravataí – Nova Santa Rita	29.03	525	Apr-06	Dec-42	1.68	IPCA
	Itá – Nova Santa Rita	314.75	525	Apr-06	Dec-42	16.59	IPCA
	Itá / Machadinho	70.10	525	Jan-02	Dec-42	4.17	IPCA
	Itá / Salto Santiago	186.80	525	Sep-87	Dec-42	9.84	IPCA
	Ivaiporã / Londrina	121.90	525	Apr-88	Dec-42	6.42	IPCA
	Ivaiporã / Salto Santiago	165.55	525	May-82	Dec-42	8.72	IPCA
	Ivaiporã Eletrosul / Ivaiporã Furnas 1	0.79	525	Sep-82	Dec-42	0.16	IPCA
	Ivaiporã Eletrosul / Ivaiporã Furnas 2	0.76	525	Feb-92	Dec-42
	Ivaiporã Eletrosul / Ivaiporã Furnas 3	0.76	525	Jun-04	Dec-42
	Salto Santiago / Segredo	60.90	525	Aug-92	Dec-42	3.21	IPCA
	Salto Santiago/SE Salto Santiago 1, 2 e 3	2.10	525	Aug-92	Dec-42	0.09	IPCA
	Anastácio – Dourados	210.90	230	Aug-94	Dec-42	4.55	IPCA
	Areia / Ponta Grossa Norte	181.60	230	Oct-76	Dec-42	3.92	IPCA
	Areia / Salto Osório 1	156.27	230	Jan-77	Dec-42	6.74	IPCA
	Areia / Salto Osório 2	156.16	230	Dec-76	Dec-42
	Areia / São Mateus do Sul	129.00	230	Jul-90	Dec-42	2.78	IPCA
	Assis / Londrina Copel	114.30	230	Mar-79	Dec-42	2.47	IPCA
	Atlândida 2 / Osório 2	36.00	230	May-07	Dec-42	0.97	IPCA
	Atlântida 2/Gravataí 3	100.17	230	Apr-08	Dec-42	2.16	IPCA
	Biguaçu – Gaspar	110.00	230	Mar-15	Dec-42	2.28	IPCA
	Biguaçu – Desterro (Continente)	56.58	230	Dec-08	Dec-42	1.22	IPCA
	Biguaçu –Jorge Lacerda B	129.50	230	Oct-80	Dec-42	2.80	IPCA
	Biguaçu –Palhoça	20.40	230	Oct-08	Dec-42	0.55	IPCA
	Blumenau – Itajaí 1	37.55	230	Jan-02	Dec-42	1.28	IPCA
	Blumenau – Itajaí 2	37.55	230	Mar-02	Dec-42
	Blumenau – Joinville	67.00	230	Sep-79	Dec-42	1.45	IPCA
	Blumenau – Joinville Norte	72.85	230	Apr-79	Dec-42	1.57	IPCA
	Campo Mourão / Apucarana	114.50	230	Feb-76	Dec-42	2.47	IPCA
	Campo Mourão /Maringá	79.90	230	Feb-76	Dec-42	1.72	IPCA
	Campo Mourão /Salto Osório 1	181.20	230	Feb-76	Dec-42	7.83	IPCA
	Campo Mourão /Salto Osório 2	181.30	230	May-76	Dec-42
	Canoinhas /São Mateus do Sul	47.70	230	Feb-88	Dec-42	1.03	IPCA
	Cascavel /Cascavel D'Oeste	9.90	230	Apr-01	Dec-42	0.26	IPCA
	Caxias / Caxias 5	22.49	230	Jun-09	Dec-42	0.53	IPCA
	Curitiba /Joinville Norte	96.36	230	Nov-76	Dec-42	2.08	IPCA
	Curitiba /São Mateus do Sul	116.70	230	Jul-90	Dec-42	2.52	IPCA
	Curitiba –Joinville	99.70	230	Jun-77	Dec-42	2.15	IPCA
	Dourados –Guaíra	226.50	230	Nov-91	Dec-42	4.89	IPCA
	El Dorado / Guaíra	16.90	230	Oct-82	Dec-42	0.32	IPCA
	Farroupilha /Caxias 5	17.90	230	Oct-05	Dec-42	0.43	IPCA
	Farroupilha /Monte Claro	30.96	230	Sep-04	Dec-42	1.34	IPCA
	Farroupilha /Monte Claro2	31.00	230	Sep-04	Dec-42
	Monte Claro – Passo Fundo	211.50	230	Sep-04	Dec-42
	Gaspar/Palhoça	118.33	230	Jan-84	Dec-42	2.89	IPCA
	Gaspar/Blumenau	15.57	230	Jan-84	Dec-42		IPCA
	Gaspar/Blumenau	15.00	230	Mar-15	Dec-42	0.24	IPCA
	Gravataí 3/Seccionamento LT Gravataí 2 - CIAG (2 x 3,2 km em CS)	6.40	230	Nov-07	Dec-42	0.06	IPCA
	Joinville – Joinville Norte	5.27	230	Nov-76	Dec-42	0.14	IPCA
	Joinville / Vega do Sul 1	44.10	230	Nov-02	Dec-42	1.50	IPCA
	Joinville / Vega do Sul 2	44.10	230	Nov-02	Dec-42
	Jorge Lacerda "B"/ Palhoça	120.60	230	Aug-05	Dec-42	2.60	IPCA
	Jorge Lacerda / Siderópolis 1	49.40	230	Jun-79	Dec-42	2.09	IPCA
	Jorge Lacerda / Siderópolis 2	47.30	230	Aug-79	Dec-42
	Jorge Lacerda A / Jorge Lacerda B 2	0.80	230	Oct-07	Dec-42	0.04	IPCA
	Jorge Lacerda A /Jorge Lacerda	0.80	230	Dec-79	Dec-42
	Jorge Lacerda B / Jorge Lacerda C 1	0.50	230	Feb-97	Dec-42	0.02	IPCA
	Jorge Lacerda B / Jorge Lacerda C 2	0.50	230	Feb-97	Dec-42
	Lajeado Grande / Caxias 5	65.60	230	Oct-05	Dec-42	1.42	IPCA
	Lajeado Grande / Forquilhinha	116.50	230	Sep-03	Dec-42	0.30	IPCA
	Londrina – Apucarana	40.40	230	Apr-88	Dec-42	0.87	IPCA
	Londrina Eletrosul / Londrina Copel	31.60	230	Apr-88	Dec-42	0.68	IPCA
	Londrina(Eletrosul) / Assis	156.50	230	May-05	Dec-42	3.38	IPCA
	Londrina(Eletrosul) / Maringá	95.30	230	May-05	Dec-42	2.06	IPCA
	Monte Claro – Nova Prata	19.90	230	Sep-04	Dec-42	1.20	IPCA
	Passo Fundo – Xanxerê 1	79.30	230	May-75	Dec-42	3.42	IPCA
	Passo Fundo – Xanxerê 2	79.20	230	Nov-79	Dec-42
	Passo Fundo / Nova Prata 2	188.10	230	Nov-92	Dec-42	8.33	IPCA
	Passo Fundo / Passo Fundo 1	0.45	230	Mar-73	Dec-42	0.02	IPCA
	Passo Fundo / Passo Fundo 2	0.45	230	May-73	Dec-42		IPCA
	Salto Osório – Xanxerê	162.00	230	Oct-75	Dec-42	3.50	IPCA
	Salto Osório / Pato Branco	85.90	230	Dec-79	Dec-42	1.85	IPCA
	Salto Osório / Salto Osório (1 a 6)	2.28	230	Nov-75	Dec-42	0.05	IPCA
	Siderópolis / Forquilhinha	27.60	230	Oct-11	Dec-42	0.30	IPCA
	Xanxerê / Pato Branco	79.60	230	Dec-79	Dec-42	1.72	IPCA
	Anastácio / Aquidauana 1	11.10	138	Nov-06	Dec-42	0.31	IPCA
	Anastácio / Aquidauana 2	11.10	138	Nov-06	Dec-42		IPCA
	Araquari/Joinville GM	19.20	138	May-12	Dec-42	0.28	IPCA
	Biguaçu – Florianópolis	19.50	138	Feb-02	Dec-42	0.60	IPCA
	Biguaçu/ Florianópolis 2	19.50	138	Oct-90	Dec-42		IPCA
	Biguaçu/Itajaí Fazenda	58.40	138	Oct-90	Dec-42	0.98	IPCA
	Biguaçu/Tijucas	27.28	138	Feb-02	Dec-42	0.51	IPCA
	Blumenau / Ilhota	40.20	138	Oct-88	Dec-42	0.77	IPCA
	Blumenau / Gaspar	29.00	138	Sep-89	Dec-42		IPCA
	Campo Grande / Mimoso 1	108.30	138	Oct-83	Dec-42	4.61	IPCA
	Campo Grande / Mimoso 3	108.30	138	Sep-83	Dec-42		IPCA
	Campo Grande / Mimoso 4	108.30	138	Sep-83	Dec-42		IPCA
	Dourados das Nações / Ivinhema	94.70	138	Dec-83	Dec-42	0.25	IPCA
	Florianópolis / Palhoça 1	9.60	138	Nov-83	Dec-42	1.41	IPCA
	Florianópolis / Palhoça 2	9.60	138	Nov-83	Dec-42		IPCA
	Ilhota – Picarras	14.80	138	Apr-94	Dec-42	0.28	IPCA
	Ilhota / Itajaí 1	7.89	138	Mar-02	Dec-42	0.15	IPCA
	Ilhota / Itajaí 2	7.89	138	Jan-02	Dec-42		IPCA
	Ilhota/Araquari Hyosung	47.65	138	Sep-11	Dec-42	0.71	IPCA
	Ilhota/Gaspar	11.20	138	Oct-88	Dec-42	0.21	IPCA
	Itajaí / Camboriú Morro do Boi	13.31	138	Feb-02	Dec-42	0.27	IPCA
	Itajaí / Itajaí Fazenda	5.35	138	Mar-02	Dec-42	0.10	IPCA
	Ivinhema / Ivinhema2	30.00	138	Mar-82	Jan-44	0.36	IPCA
	Ivinhema2 / Nova Andradina	27.09	138	Mar-82	Dec-42	0.31	IPCA
	Nova Andradina / Porto Primavera	33.91	138	Mar-82	Dec-42	0.68	IPCA
	Joinville / Joinville Santa Catarina	10.00	138	Oct-99	Dec-42	0.21	IPCA
	Joinville Santa Catarina / Picarras	49.00	138	Oct-99	Dec-42	0.95	IPCA
	Joinville/Joinville GM	8.63	138	May-12	Dec-42	0.19	IPCA
	Jorge Lacerda A / Imbituba	45.70	138	Oct-80	Dec-42	0.87	IPCA
	Jorge Lacerda A / Palhoça	108.60	138	Oct-83	Dec-42	2.07	IPCA
	Jupiá – Mimoso 1	218.70	138	Feb-92	Dec-42	4.17	IPCA
	Jupiá – Mimoso 3	218.70	138	Jan-82	Dec-42	2.57	IPCA
	Jupiá – Mimoso 4	218.70	138	Jan-82	Dec-42	2.57	IPCA
	Palhoça/Palhoça Pinheira	21.66	138	Mar-82	Dec-42	0.35	IPCA
	Palhoça Pinheira/Imbituba	52.34	138	Mar-82	Dec-42	0.96	IPCA
	Tijucas/Camboríu Morro do Boi	23.13	138	Feb-02	Dec-42	0.45	IPCA
	Salto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	-	IPCA
(1) These substations were added because theses amounts are from Concession 058/2001.
(2) Includes RBNIA which started operation in this cycle.

(3) These Transmission Lines are part of Concession Agreement No. 061/2001 which also includes the substations listed below. The amount of active RAP related to this agreement, adjusted on 07/17/2016, is R$ 833,863,957.06.

(4) These Transmission Lines are part of Concession Agreement No. 062/2001 which also includes the substations listed below. The amount of active RAP related to this agreement, readjusted on 06/01/2016, is R$ 983,043,089.94.

AAR Consolidation 2Q17
Company	Corporate AAR
Chesf	R$ 986.996.167,01
Eletronorte	R$ 950.842.814,11
Eletrosul	R$ 898.092.353,86
Furnas	R$ 1.321.425.483,16

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 06.30.17 (R$ million)	Readjustment Index
Eletronorte	Altamira	180.3	PA	Jun-98	Dec-42	5.95	9.40%
	Cametá	23.6	PA	Aug-98	Dec-42	0.53	9.40%
	Carajás	0.3	PA	Nov-06	Dec-42	0.95	9.40%
	Castanhal (1)	-	PA	Jun-12	Dec-42	0.37	9.40%
	Guamá	454.0	PA	Dec-81	Dec-42	3.27	9.40%
	Marabá	1,063.8	PA	Oct-81	Dec-42	13.64	9.40%
	Miramar (1)	-	PA	May-16	Dec-42	0.22	9.40%
	Rurópolis	300.6	PA	Dec-98	Dec-42	5.14	9.40%
	Santa Maria	600.2	PA	Sep-95	Dec-42	6.50	9.40%
	Tucuruí	969.0	PA	Oct-81	Dec-42	22.96	9.40%
	Transamazônica	60.3	PA	Dec-98	Dec-42	4.01	9.40%
	Tucuruí-Vila	58.4	PA	Jun-99	Dec-42	9.44	9.40%
	Utinga	602.0	PA	Dec-81	Dec-42	4.30	9.40%
	Vila do Conde	3,817.4	PA	Dec-81	Dec-42	24.51	9.40%
	Integradora	-	PA	Jul-13	Dec-42	0.47	9.40%
	São Luis I	401.7	MA	Dec-82	Dec-42	4.69	9.40%
	São Luis II	2,829.0	MA	Dec-82	Dec-42	28.58	9.40%
	Miranda II	500.6	MA	Jun-98	Dec-42	57.70	9.40%
	Peritoró	300.1	MA	Dec-82	Dec-42	37.89	9.40%
	Presidente Dutra	721.0	MA	Dec-82	Dec-42	16.33	9.40%
	Coelho Neto	130.0	MA	Jan-00	Dec-42	1.35	9.40%
	Imperatriz	1,842.2	MA	Dec-82	Dec-42	19.13	9.40%
	Porto Franco (2)	399.5	MA	Feb-94	Dec-42	5.56	9.40%
	Colinas	1.5	TO	Mar-99	Dec-42	2.82	9.40%
	Miracema	362.5	TO	Mar-99	Dec-42	9.11	9.40%
	Barra do peixe	150.6	MT	Nov-93	Dec-42	6.21	9.40%
	Couto Magalhães	15.1	MT	Oct-81	Dec-42	0.97	9.40%
	Coxipó	571.2	MT	Jul-87	Dec-42	7.55	9.40%
	Jauru	600.5	MT	Jun-03	Dec-42	2.29	9.40%
	Nobres (1)	-	MT	Sep-96	Dec-42	0.38	9.40%
	Nova Mutum	60.6	MT	Sep-96	Dec-42	1.03	9.40%
	Rondonopolis	400.9	MT	Jul-83	Dec-42	6.64	9.40%
	Sinop	356.0	MT	Sep-96	Dec-42	5.27	9.40%
	Sorriso	60.6	MT	Sep-96	Dec-42	1.28	9.40%
	Epitaciolândia	22.1	AC	Mar-08	Dec-42	Isolated System. No AAR.	0.00%
	Sena Madureira	18.8	AC	Oct-08	Dec-42	Isolated System. No AAR.	0.00%
	Rio Branco (2)	423.0	AC	Nov-12	Dec-42	7.25	9.40%
	Ariquemes	120.3	RO	Aug-94	Dec-42	1.42	9.40%
	Ji-Paraná	380.6	RO	Sep-94	Dec-42	5.85	9.40%
	Porto Velho	525.6	RO	Jul-89	Dec-42	3.38	9.40%
	Abunã	110.6	RO	May-02	Dec-42	2.26	9.40%
	Samuel	0.3	RO	Jul-89	Dec-42	0.39	9.40%
	Pimenta Bueno	110.6	RO	Jun-08	Dec-42	3.65	9.40%
	Vilhena	120.6	RO	Oct-08	Dec-42	3.89	9.40%
	Jaru (2)	90.2	RO	Sep-97	Dec-42	3.15	9.40%
	Coaracy Nunes	40.1	AP	Nov-75	Dec-42	Isolated System. No AAR.	0.00%
	Portuária	20.0	AP	Apr-96	Dec-42	Isolated System. No AAR.	0.00%
	Amapá	10.1	AP	Dec-01	Dec-42	Isolated System. No AAR.	0.00%
	Tartarugalzinho	40.2	AP	Jun-00	Dec-42	Isolated System. No AAR.	0.00%
	Calçoene	10.1	AP	May-02	Dec-42	Isolated System. No AAR.	-
	Santana	120.5	AP	Oct-75	Dec-42	Isolated System. No AAR.	-
	Santa Rita	80.0	AP	Dec-07	Dec-42	Isolated System. No AAR.	-
	Equatorial	80.0	AP	Aug-00	Dec-42	Isolated System. No AAR.	-
	Macapá II	53.4	AP	Nov-96	Dec-42	Isolated System. No AAR.	-
	Boa Vista	301.7	RR	Jul-01	Dec-42	1.00	-
Chesf	SS Elev. Usina Apolonio Sales	480.0	AL	Feb-77	Dec-42	(6)	-
	SS Elev. Usina Luiz Gonzaga	1,665.0	PE	May-88	Dec-42	(6)	-
	SS Elev. Usina Paulo Afonso I	202.5	BA	Jan-55	Dec-42	(6)	-
	SS Elev. Usina Paulo Afonso II	495.0	BA	Jan-62	Dec-42	(6)	-
	SS Elev. Usina Paulo Afonso III	960.0	BA	Jan-71	Dec-42	(6)	-
	SS Elev. Usina Paulo Afonso IV	2,700.0	BA	Nov-79	Dec-42	(6)	-
	SS Elev. Usina Xingó	3,330.0	SE	Nov-94	Dec-42	(6)	-
	SS Elev. Usina B. Esperança	280.0	PI	Mar-70	Dec-42	(6)	-
	SS Elev. Usina de Funil	43.2	BA	Jan-59	Dec-42	(6)	-
	SS Elev. Usina de Pedra	27.0	BA	Nov-78	Dec-42	(6)	-
	SS Pau Ferro	301.0	PE	Aug-02	Dec-42	(6)	-
	SS Paraiso	200.0	RN	Feb-04	Dec-42	(6)	-
	SS Bom Nome	388.0	PE	Oct-63	Dec-42	(6)	-
	SS Irecê	229.0	BA	Sep-81	Dec-42	(6)	-
	SS Milagres	2,120.0	CE	Jan-64	Dec-42	(6)	-
	SS Mirueira	401.0	PE	Aug-78	Dec-42	(6)	-
	SS Moxotó	20.0	BA	Jan-72	Dec-42	(6)	-
	SS Mulungú	10.0	BA	May-75	Dec-42	(6)	-
	SS Pilões II	NA*	PB	Oct-12	Dec-42	(6)	-
	SS Coteminas	NA*	PB	Dec-09	Dec-42	(6)	-
	SS Brotas de Macaubas	NA*	BA	Jul-12	Dec-42	(6)	-
	SS Tacaratu (3)	NA*	PE	Dec-14	Dec-42	(6)	-
	SS Quixerê (3)	NA*	CE	Nov-14	Dec-42	(6)	-
	SS Campo Formoso	NA*	BA	Dec-15	Dec-42	(6)	-
	SS Jaguarari	NA*	BA	Jan-80	Dec-42	(6)	-
	SS Sapeaçu	NA*	BA	May-03	Dec-42	(6)	-
	SS Sobradinho	900.0	BA	Oct-79	Dec-42	(6)	-
	SS Sobral II	400.0	CE	Nov-73	Dec-42	(6)	-
	SS Tacaimbó	301.0	PE	Jun-85	Dec-42	(6)	-
	SS Cícero Dantas	101.0	BA	May-56	Dec-42	(6)	-
	SS Açu II	378.0	RN	Nov-89	Dec-42	(6)	-
	SS Angelim	310.0	PE	Jan-56	Dec-42	(6)	-
	SS Angelim II	NA*	PE	Jan-80	Dec-42	(6)	-
	SS Bongi	530.0	PE	May-56	Dec-42	(6)	-
	SS Campina Grande II	410.0	PB	May-64	Dec-42	(6)	-
	SS Itapebi	NA*	BA	Jan-03	Dec-42	(6)	-
	SS Funil	550.0	BA	Jan-56	Dec-42	(6)	-
	SS SSnhor Do Bonfim II	433.3	BA	May-81	Dec-42	(6)	-
	SS Eunápolis	400.0	BA	Sep-98	Dec-42	(6)	-
	SS Picos	173.0	PI	Jul-92	Dec-42	(6)	-
	SS Modelo Reduzido	12.5	BA	Jan-67	Dec-42	(6)	-
	SS Mossoró II	400.0	RN	Jan-77	Dec-42	(6)	-
	SS Barreiras	401.0	BA	Jun-96	Dec-42	(6)	-
	SS Sto. Antonio de Jesus	301.0	BA	Mar-97	Dec-42	(6)	-
	SS Icó	200.0	CE	May-97	Dec-42	(6)	-
	SS Mussuré II	401.0	PB	Mar-79	Dec-42	(6)	-
	SS Paulo Afonso	NA*	AL	Mar-74	Dec-42	(6)	-
	SS Penedo	302.0	AL	May-97	Dec-42	(6)	-
	SS Cauípe	201.0	CE	Mar-01	Dec-42	(6)	-
	SS Pici II	500.0	CE	May-05	Dec-42	(6)	-
	SS Piripiri	330.0	PI	Aug-73	Dec-42	(6)	-
	SS Pituaçu	402.0	BA	Mar-83	Dec-42	(6)	-
	SS Santa Cruz II	100.0	RN	Mar-63	Dec-42	(6)	-
	SS Banabuiú	121.0	CE	Jan-64	Dec-42	(6)	-
	SS Currais Novos II	103.0	RN	Nov-75	Dec-42	(6)	-
	SS Santana dos Matos II	50.0	RN	Nov-75	Dec-42	(6)	-
	SS Coremas	300.0	PB	Dec-90	Dec-42	(6)	-
	SS Fortaleza	405.0	CE	Jan-64	Dec-42	(6)	-
	SS Joairam	451.0	PE	Jul-06	Dec-42	(6)	-
	SS Juazeiro da Bahia II	402.0	BA	Apr-81	Dec-42	(6)	-
	SS Matatu	380.0	BA	Jan-65	Dec-42	(6)	-
	SS Natal II	401.0	RN	Jan-79	Dec-42	(6)	-
	SS Itabaianinha	240.0	SE	Feb-96	Dec-42	(6)	-
	SS Pirapama II	400.0	PE	Feb-72	Dec-42	(6)	-
	SS Russas II	300.0	CE	Nov-82	Dec-42	(6)	-
	SS Elizeu Martins	101.0	PI	Jan-06	Dec-42	(6)	-
	SS Boa Esperança 230 Kv	127.0	PI	Mar-70	Dec-42	(6)	-
	SS Boa Esperança 500 Kv	300.0	PI	Nov-80	Dec-42	(6)	-
	SS Xingó 500 Kv	NA*	SE	Nov-94	Dec-42	(6)	-
	SS Paulo Afonso IV	1,200.0	AL	Jan-79	Dec-42	(6)	-
	SS Recife II	2,410.0	PE	Jan-79	Dec-42	(6)	-
	SS S. João do Piaui	418.0	PI	Nov-80	Dec-42	(6)	-
	SS Zebu	38.0	AL	Nov-76	Dec-42	(6)	-
	SS Abaixadora	110.0	BA	Oct-67	Dec-42	(6)	-
	SS Bom Jesus da Lapa	162.0	BA	Sep-81	Dec-42	(6)	-
	SS Gov. Mangabeira	200.0	BA	Mar-60	Dec-42	(6)	-
	SS Quixadá	NA*	CE	Jul-03	Dec-42	(6)	-
	SS Jacaracanga	301.0	BA	Jan-82	Dec-42	(6)	-
	SS Ribeirão	400.0	PE	Oct-94	Dec-42	(6)	-
	SS Rio Largo II	301.0	AL	Dec-62	Dec-42	(6)	-
	SS Messias	1,201.0	AL	Nov-94	Dec-42	(6)	-
	SS Camaçari II	2,605.0	BA	Jan-79	Dec-42	(6)	-
	SS Catu	300.0	BA	May-56	Dec-42	(6)	-
	SS Cotegipe	302.0	BA	Jan-56	Dec-42	(6)	-
	SS Teresina	590.0	PI	Apr-70	Dec-42	(6)	-
	SS Fortaleza II	2,400.0	CE	May-00	Dec-42	(6)	-
	SS Goianinha	300.0	PE	Jan-61	Dec-42	(6)	-
	SS Teresina II	900.0	PI	May-00	Dec-42	(6)	-
	SS Delmiro Gouveia	401.0	CE	Jun-89	Dec-42	(6)	-
	SS Maceió	400.0	AL	Sep-02	Dec-42	(6)	-
	SS Itabaiana	200.0	SE	May-57	Dec-42	(6)	-
	SS Itaparica	10.0	PE	Jan-83	Dec-42	(6)	-
	SS Jardim	1,601.0	SE	Aug-79	Dec-42	(6)	-
	SS Sobral III	1,200.0	CE	Apr-00	Dec-42	(6)	-
	SS Xingó 69 Kv	12.5	SE	Jan-87	Dec-42	(6)	-
	SS Olindina	40.0	BA	Apr-80	Dec-42	(6)	-
	SS Luiz Gonzaga 500kv	NA*	PE	May-88	Dec-42	(6)	-
	SS Floresta II (3)	NA*	PE	Oct-14	-	(6)	-

Furnas (4)	Adrianópolis	3,290.0	RJ	Nov-70	Dec-42	(7)	-
	Angra	974.6	RJ	Apr-71	Dec-42	(7)	-
	Araraquara	-	SP	Apr-76	Dec-42	(7)	-
	Bandeirantes	1,433.3	GO	Oct-72	Dec-42	(7)	-
	Barro Alto	183.0	GO	Mar-82	Dec-42	(7)	-
	Brasília Geral	300.0	DF	Feb-60	Dec-42	(7)	-
	Brasília Sul	2,094.2	DF	Mar-73	Dec-42	(7)	-
	Cachoeira Paulista	583.3	SP	Oct-76	Dec-42	(7)	-
	Campinas	1,970.0	SP	Sep-72	Dec-42	(7)	-
	Campos	1,283.3	RJ	Feb-73	Dec-42	(7)	-
	Foz do Iguaçu	15,968.0	PR	Dec-82	Dec-42	(7)	-
	Grajaú	2,800.0	RJ	Dec-79	Dec-42	(7)	-
	Guarulhos	-	SP	Sep-63	Dec-42	(7)	-
	Gurupi	-	TO	Mar-99	Dec-42	(7)	-
	Ibiúna	12,050.4	SP	Apr-84	Dec-42	(7)	-
	Imbariê	-	RJ	Oct-68	Dec-42	(7)	-
	Iriri	-	RJ	Oct-09	Dec-42	(7)	-
	Itabera	-	SP	Sep-82	Dec-42	(7)	-
	Itutinga	-	MG	Apr-67	Dec-42	(7)	-
	Ivaiporã	10,956.0	PR	Oct-82	Dec-42	(7)	-
	Jacarepaguá	1,350.0	RJ	Dec-67	Dec-42	(7)	-
	Macaé	-	RJ	Nov-01	Dec-42	(7)	-
	Mogi das Cruzes	1,166.7	SP	Mar-64	Dec-42	(7)	-
	Niquelândia	-	GO	Oct-99	Dec-42	(7)	-
	Pirineus	-	GO	Nov-06	Dec-42	(7)	-
	Poços de Caldas	1,846.7	MG	Sep-63	Dec-42	(7)	-
	Resende	-	RJ	Apr-09	Dec-42	(7)	-
	Rio Verde	333.3	GO	Dec-75	Dec-42	(7)	-
	Rocha Leão	-	RJ	Dec-72	Dec-42	(7)	-
	Samambaia	4,250.0	DF	Mar-98	Dec-42	(7)	-
	São José	2,600.0	RJ	Aug-91	Dec-42	(7)	-
	Tijuco Preto	17,014.7	SP	Sep-82	Dec-42	(7)	-
	Viana	750.0	ES	Dec-05	Dec-42	(7)	-
	Vitória	969.2	ES	Nov-78	Dec-42	(7)	-
	Corumbá	556.0	GO	Mar-97	Dec-42	(7)	-
	Funil	300.0	RJ	Dec-69	Dec-42	(7)	-
	Furnas	1,399.2	MG	Sep-63	Dec-42	(7)	-
	Luiz C. Barreto	1,333.3	SP	Mar-69	Dec-42	(7)	-
	Marimbondo	2,393.3	MG	Aug-75	Dec-42	(7)	-
	Porto Colômbia	425.0	MG	Jul-73	Dec-42	(7)	-
	SS Barreiro / Cemig	350.0	MG	Jan-63	Dec-42	(7)	-
	SS Ouro Preto / Cemig	533.3	MG	Feb-04	Dec-42	(7)	-
	HPU Água Vermelha / AES Rio Grande	1,000.0	MG	Jan-02	Dec-42	(7)	-
	HPU Cachoeira Dourada / Celg	160.0	GO	Jan-86	Dec-42	(7)	-
	Margem Direita (HPU Itaipu) / Ande	7.0	Hernandarias/Paraguai	Apr-83	Dec-42	(7)	-
Eletrosul	Alegrete	83.0	RS	May-71	Dec-42	2.43	IPCA
	Anastácio	150.0	MS	Aug-94	Dec-42	2.34	IPCA
	Areia	672.0	PR	Aug-80	Dec-42	14.04	IPCA
	Assis (5)	336.0	SP	Mar-79	Dec-42	3.73	IPCA
	Atlântida 2	249.0	RS	May-07	Dec-42	3.58	IPCA
	Biguaçu	300.0	SC	Apr-08	Dec-42	4.89	IPCA
	Blumenau	1,962.0	SC	Apr-79	Dec-42	18.90	IPCA
	Campos Novos	2,466.0	SC	Sep-82	Dec-42	21.92	IPCA
	Canoinhas	375.0	SC	Feb-88	Dec-42	3.27	IPCA
	Caxias	2,016.0	RS	Dec-01	Dec-42	17.54	IPCA
	Caxias 5 (5)	215.0	RS	Jun-05	Dec-42	4.31	IPCA
	Charqueadas	88.0	RS	Jan-72	Dec-42	3.21	IPCA
	Curitiba	1,344.0	PR	Oct-80	Dec-42	15.72	IPCA
	Desterro	150.0	SC	Dec-08	Dec-42	2.32	IPCA
	Dourados	300.0	MS	Nov-87	Dec-42	5.06	IPCA
	Farroupilha	88.0	RS	Jun-73	Dec-42	4.24	IPCA
	Florianópolis	75.0	SC	Dec-74	Dec-42	2.45	IPCA
	Gravataí	2,016.0	RS	Sep-82	Dec-42	16.93	IPCA
	Gravataí 3	165.0	RS	Nov-07	Dec-42	3.09	IPCA
	Ilhota	100.0	SC	Dec-76	Dec-42	5.10	IPCA
	Itajaí	450.0	SC	Jan-02	Dec-42	5.56	IPCA
	Joinville	691.0	SC	Nov-74	Dec-42	9.73	IPCA
	Joinville Norte	300.0	SC	Jun-09	Dec-42	4.19	IPCA
	Jorge Lacerda "A"	399.8	SC	Jun-73	Dec-42	7.06	IPCA
	Londrina	1,344.0	PR	Apr-88	Dec-42	11.15	IPCA
	Nova Santa Rita	2,016.0	RS	Aug-09	Dec-42	16.25	IPCA
	Palhoça	384.0	SC	Jan-84	Dec-42	6.99	IPCA
	Passo Fundo	168.0	RS	Nov-92	Dec-42	5.38	IPCA
	Salto Osório	33.3	PR	Oct-75	Dec-42	3.61	IPCA
	Salto Santiago	15.0	PR	Nov-80	Dec-42	6.21	IPCA
	Santo Ângelo	1,344.0	RS	Dec-99	Dec-42	15.82	IPCA
	Siderópolis	352.0	SC	Apr-75	Dec-42	4.61	IPCA
	Tapera 2	166.0	RS	Mar-05	Dec-42	2.18	IPCA
	Xanxerê	600.0	SC	Jun-83	Dec-42	5.30	IPCA
	Line inputs, reactors, capacitor banks and other equipment in substations	-	SC, PR e RS	Diverses	Dec-42	29.54	IPCA
(1) These substations were added because theses amounts are from Concession 058/2001.
(2) Including RBNIA which started operation in this cycle.
(3) Substations transferred to Chesf by donation by accessory, according to contractual clause between ANEEL and the agents that needed to build these facilities.
(4) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.
(5) Transformers installed in third-party substations.

(6) These Substations are part of Concession Agreement No. 061/2001 which also includes the Transmission Lines listed above. The amount of active AAR related to this agreement, adjusted on 07/01/2016, is R$ 833,863,957.06.

(7) These Substations are part of Concession Agreement No. 062/2001 which also includes the Transmission Lines listed above. The amount of active AAR related to this agreement, readjusted on 06/01/2016, is R$ 983,043,089.94.

NA* - Not applicable because the SS has no transformation capacity.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 06.30.17 (R$ Million)(1)	Readjustment Index
Eletronorte	Ribeiro Gonçalves (1)	650.0	MA	Dec-11	Jan-39	11.72	9.32%
	Balsas (1)	200.0	MA	Dec-11	Jan-39	3.24	9.32%
	São Luis III	300.3	MA	May-10	Mar-38	4.42	9.32%
	Miranda II (ATR1)	450.0	MA	Nov-10	Jan-39	10.14	9.32%
	Lucas do Rio Verde	75.0	MT	Apr-13	Jun-41	2.55	-3.75%
	Nobres	200.0	MT	Sep-13	Dec-41	2.05	9.32%
	Tucuruí	300.0	PA	Dec-14	Dec-41	2.24	9.32%
	Lechuga	450.0	AM	Mar-15	May-42	7.38	9.32%
	Coletora Porto Velho	5438.4	RO	Mar-13	Feb-39	69.32	9.32%
	Miramar	450.0	PA	Apr-16	Apr-46	4.19	9.32%
	Araraquara (inverter)	3505.2	SP	Mar-13	Feb-39	112.65	9.32%
	Porto Velho (rectifier)	5438.4	RO	Mar-13	Feb-39	118.90	9.32%
	Rio Branco (EX RBTE)	0.0	AC	Oct-11	Nov-39	5.15	9.32%
Chesf	SS Elev. Usina de Curemas	5.0	PB	Jan-68	Nov-24	-	-
	SS Elev. Usina Term. Camaçari	400.0	BA	Sep-78	Aug-27	-	-
	SS Elev. Usina de Sobradinho	1200.0	BA	Oct-79	Feb-22	-	-
	SS Tauá II	202.0	CE	Dec-07	Mar-35	(5)	(5)
	SS Ibicoara	410.0	BA	Jan-11	Jun-37	(5)	(5)
	SS Santa Rita II	450.0	PB	Jul-12	Aug-39	(5)	(5)
	SS Suape III	300.0	PE	Jul-12	Jan-39	(5)	(5)
	SS Natal III	300.0	RN	Aug-12	Aug-39	(5)	(5)
	SS Zebu II	200.0	AL	Jul-12	Aug-39	(5)	(5)
	SS Brumado	NA	BA	Aug-10	Jun-37	(5)	(5)
	SS Camaçari IV	2400.0	BA	Nov-12	Jul-40	9.72	1.09%
	SS Suape II	1200.0	PE	Dec-12	Jan-39	(5)	(5)
	SS Arapiraca III	200.0	AL	Jun-13	Oct-40	7.24	1.09%
	SS Extremoz II	150.0	RN	Feb-14	Nov-40	(5)	(5)
	SS João Câmara	360.0	RN	Feb-14	Nov-40	(5)	(5)
	SS Acaraú	200.0	CE	Apr-14	Nov-40	(5)	(5)
	SS Igaporã	450.0	BA	Jun-14	Nov-40	(5)	(5)
	SS Aquiraz II (2)	NA	CE	Dec-13	-	(5)	(5)
	SS Pecém II (2)	NA	CE	Oct-13	-	(5)	(5)
	SS Ceará Mirim II (2)	NA	RN	Sep-14	-	(5)	(5)
	SS Bom Jesus da Lapa II	NA	BA	Dec-15	Nov-40	(5)	(5)
	SS Igaporã III	1500.0	BA	Dec-15	Jun-42	(5)	(5)
	SS Pindaí II	300.0	BA	Dec-15	Jun-42	(5)	(5)
	SS Campina Grande III (2)	NA	PB	Dec-15	Oct-41	(5)	(5)
	SS Garanhuns II (2)	NA	PE	Dec-15	Dec-41	(5)	(5)
	SS Lagoa Nova II	450.0	RN	Dec-15	Oct-41	3.45	1.09%
	SS Mirueira II	300.0	PE	Apr-16	Jun-42	(5)	(5)
	SS Polo	100.0	BA	Apr-16	Oct-40	1.31	1.09%
	SS Ibiapina II (3)	200.0	PI	Sep-16	Aug-41	3.56	1.09%
	SS Touros	150.0	RN	May-17	Jun-42	2.50	1.09%
	SS Tabocas do Brejo Velho (4)	NA*	BA	Jun-17	-	-	-
Furnas (9)	Zona Oeste	1200.0	RJ	Dec-14	May-42	-	IPCA
	Batalha	90.0	MG	Aug-06	Aug-41	(7)	-
	Campos	186.0	RJ	Dec-68	Jul-27	(7)	-
	Itumbiara	5075.0	MG	Mar-73	Feb-20	(7)	-
	Manso	312.5	MT	Nov-00	Feb-35	(7)	-
	Mascarenhas de Moraes	1650.7	MG	Dec-56	Oct-23	(7)	-
	Santa Cruz (8)	1544.0	RJ	Jun-67	Jul-15	(7)	-
	São Gonçalo	42.5	RJ	Jul-77	(6)	(7)	-
	Serra da Mesa	1576.4	GO	Mar-98	Nov-39	(7)	-
	Simplício	497.5	RJ	Aug-06	Aug-41	(7)	-
Eletrosul	Foz do Chapecó	150.0	RS	Dec-12	Jun-41	3.9	IPCA
	Missões	150.0	RS	Nov-10	Jan-39	5.2	IPCA
	Biguaçu	2016.0	SC	Apr-08	Mar-35	35.7	IPCA
	Concession 010/2005 - Lines/reactor inputs/capacitor bank / other substation equipment	-	SC	Diverses	Mar-35	10.4	IPCA
	Caxias 6	330.0	RS	Aug-12	Oct-40	4.1	IPCA
	Ijuí 2	166.0	RS	Apr-13	Oct-40	3.4	IPCA
	Lajeado Grande	75.0	RS	Nov-12	Oct-40	1.7	IPCA
	Lajeado Grande - Expansion	75.0	RS	Sep-16	Oct-40	1.7	IPCA
	Nova Petrópolis 2	83.00	RS	Nov-12	Oct-40	2.4	IPCA
	Concession 012/2010 - Line inputs at substations	0.0	RS	Jul-13	Oct-40	1.0	IPCA
	Frequency Converter Uruguaiana	109.7	RS	Sep-94	Jul-21	9.6	IPCA
	Ivinhema 2 (10)	300.0	MS	Jan-16	Jan-44	3.2	IPCA
	Biguaçu – expansion	300.0	SC	Oct-12	Dec-42	4.1	IPCA
	Itajaí – expansion	150.0	RS	Dec-13	Dec-42	1.0	IPCA
	Joinville Norte - expansion	150.0	SC	Sep-13	Dec-42	4.5	IPCA
	Joinville Norte - 2nd expansion	150.0	SC	Aug-16	Dec-42	2.2	IPCA
	Nova Santa Rita – expansion	672.0	RS	Dec-13	Dec-42	6.8	IPCA
	Tapera 2 - expansion	83.0	RS	Nov-12	Dec-42	1.9	IPCA
	Desterro - Expansion	150.0	SC	Jul-16	Dec-42	2.2	IPCA
	Concession 057/2001 - Line / reactor inputs / capacitor bank / other substation equipment	0.0	SC, PR e RS	Diverses	Dec-42	11.7	IPCA
	Concession 005/2006 - Line / reactor inputs / capacitor bank / other substation equipment	0.0	RS e SC	Diverses	Apr-36	8.2	IPCA
	Concession 004/2004 - Line / reactor inputs / capacitor bank / other substation equipment	0.0	PR	Diverses	Feb-34	20.8	IPCA
	Concession 004/2008 - Line / reactor inputs / capacitor bank / other substation equipment	-	RS	Jan-10	Mar-38	0.7	IPCA
(1) Including RBNIA which started operation in this cycle.
(2) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.
(3) Although energized, the reported revenue of SS Ibiapina is still foreseen since it has not yet entered commercial operation.
(4) Transfer by donation by Enel Green Power. AAR not defined yet, SS in transfer process.
(5) The AAR of these SSs is informed jointly with that of the TLs, according to concession contract.
(6) Extension denied
(7) These facilities are not part of the Furnas transmission contracts.
(8) Affected, but not yet extended.
(9) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.
(10) Transformers installed in third-party substations.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	20,340	258,122	22	13
ED Alagoas	42,945	1,142,602	102	40
ED Amazonas Energia	31,309	961,083	62	27
ED Piauí	92,204	1,247,040	224	85
ED Rondônia	58,047	622,026	52	60
ED Roraima	3,681	114,170	1	3

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

Companies information

IV.2 Energy Sold – MWh
Companies	2Q17
ED Acre	250,452
ED Alagoas	927,662
ED Amazonas Energia	1,440,139
ED Piauí	834,528
ED Rondônia	745,598
ED Roraima	183,775
Total	4,381,775

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q17		2Q17
	R$ million	MWh	R$ million	MWh
Captive Market
Residential	1,113.83	1,718,338	1,012.7	1,755,300.1
Industrial	238.97	487,382	207.8	457,515
Commercial, services and others activities	533.75	851,917	480.7	856,787
Rural	81.70	223,331	66.8	174,064
Public Utilities	171.39	326,185	175.0	359,948
Public Ilumination	75.03	202,736	87.9	260,892
Public service	56.38	140,080	51.6	137,103
Own Consumption	2.44	6,596	2.9	7,867
Others	- 4.63	3,203	- 1.7	2,259.880
Captive Total	2,268.86	3,959,768	2,084	4,011,737
Free Costumer
Residential	2.72	26,609	2.9	28,278.8
Industrial	2.15	206,136	2.9	229,088.1
Commercial, services and others activities	3.52	64,794	3.4	79,425.9
Rural	-	-	-	-
Public Utilities	-	-	-	-
Public Ilumination	-	-	-	-
Public service	-	32,947	0	33625.278
Own Consumption	-	-	-	-
Others	-	-	-	-
Free Costumer Total	8.39	330,485	9.2	370,418.1

Total Energy Sold	2,277.25	4,290,253.4	2,092.9	4,382,155.1

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.3 Energy purchased for resale
Company	Buyer	1Q17		2Q17
		R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	108.75	235,092.61	112.30	241,217.80
	Others	65.25	50,775.00	65.75	53,883.89
ED Alagoas	Eletrobras System	40.90	243,220	38.00	253,891
	Others	166.40	972,877	265.80	1,015,563
ED Amazonas Energia	Eletrobras System	-	-	108.60	1,385,776.32
	Others	457.80	1,820,504.00	84.90	1,263,475.58
ED Piauí	Eletrobras System	35.09	342,809	35.87	350,513
	Others	228.55	1,188,787	233.68	1,215,501
ED Rondônia	Eletrobras System	45.16	257,086	74.76	261,110
	Others	167.16	951,683	276.75	966,577
ED Roraima	Eletrobras System	60.90	251,345	60.68	250,503
	Others	50.97	26,847	35.29	29,894

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.4 Network Expansion – number of new connections
Company	1Q17	2Q17
ED Acre	2,395	2,626
ED Alagoas	10,553	14,941
ED Amazonas Energia	8,965	7,141
ED Piaui	16,063	12,498
ED Rondonia	5,756	8,387
ED Roraima	2,584	-

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q17		2Q17
		Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	17,172,986.0	-	15,304,684.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	107,865,885.0	340.5	108,679,503.0	350.9
	Gas (m3)	219,557,768.0	336.7	223,609,494.0	343.5
ED Piauí	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	7,543,264.0	24.9	6,940,148.0	24.2
	Gas (m3)

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	27.7	18.8	451.7	9.9	13.5
ED Alagoas	11.3	7.5	337.4	10.3	15.0
ED Amazonas	20.6	14.1	271.6	7.8	36.2
ED Piauí	12.2	8.0	475.4	12.2	17.2
ED Rondônia	15.4	9.7	304.2	11.2	18.3
ED Roraima	5.9	12.4	101.9	7.0	6.5

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	29.82	97.43	201.30	113.63	64.59	23.08	529.85
Industrial	2.87	17.96	75.96	12.32	14.68	1.21	125.00
Commercial, services and others activities	8.94	32.73	79.89	44.30	20.85	5.60	192.30
Rural	4.44	12.56	6.72	6.71	13.46	1.84	45.73
Public Utilities	20.18	23.91	106.73	13.77	8.64	10.62	183.84
Public Ilumination	9.69	18.20	5.46	6.37	5.13	0.42	45.27
Public service	3.32	9.40	45.16	7.39	16.97	13.39	95.62
Own Consumption	-	-	1.03	-	-	-	1.03
Others	1.41	0.93	-	0.40	9.84	-	12.58
Total	80.67	213.12	522.26	204.87	154.17	56.16	1,231.24

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Cepel	85	309	394
Eletronorte	989	2,045	3,034
Chesf	1,495	3,054	4,549
Furnas	1,150	2,616	3,766
Eletronuclear	511	1,443	1,954
Eletrosul	531	815	1,346
CGTEE	103	481	584
Amazonas GT	152	313	465
Itaipu Binacional	988	379	1,367
ED Acre	90	171	261
ED Alagoas	320	837	1,157
ED Amazonas Energia	457	1,251	1,708
ED Piauí	229	1,817	2,046
ED Rondônia	170	521	691
ED Roraima	151	249	400
Eletropar	4	-	4
Total	7,425	16,301	23,726

IX.2 Complementary Work-force
Eletrobras companies	1T17	2Q17
Cepel	-	-
Eletronorte	-	-
Chesf	-	-
Furnas	1,067	1,063
Eletronuclear	-	-
Eletrosul	-	-
CGTEE	-	-
Amazonas GT	15	-
Itaipu Binacional	-	-
ED Acre	402	402
ED Alagoas	929	201
ED Amazonas Energia	-	2,004
ED Piauí	1,108	1,117
ED Rondônia	1,274	1,230
ED Roraima	219	219
Eletropar	-	-
Total	5,014	6,236

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation	1Q17	2Q17	Budget 2017
Eletrobras	-	-
Eletronorte	0.04	0.35	10.05
Chesf	49.97	42.32	114.56
Furnas	2.29	5.84	46.49
Eletronuclear	72.77	94.66	1,496.89
Eletrosul	-	0.08	0.79
CGTEE	-	-	1.79
Amazonas GT	14.87	23.91	93.09
Itaipu Binacional	-	-	-
ED Amazonas Energia	-	-	4.30
Furnas Subsidiaries (1)	0.35	0.12	-
Eletrosul Subsidiaries (2)	-	0.79	-

Generation - Maintenance	1Q17	2Q17	Budget 2017
Eletrobras	-	-	-
Eletronorte	1.81	0.43	26.17
Chesf	4.91	7.94	43.41
Furnas	5.72	3.34	40.74
Eletronuclear	15.31	36.01	293.93
Eletrosul	0.71	0.04	11.50
CGTEE	1.52	0.18	62.57
Amazonas GT	0.78	0.42	10.84
Itaipu Binacional	-	-	-
ED Amazonas Energia	0.06	1.47	6.70
Furnas Subsidiaries (1)	-	-	-
Eletrosul Subsidiaries (2)	-	-	-

Generation – Partnership Investments	1Q17	2Q17	Budget 2017
Eletrobras	92.25	22.20	200.00
Eletronorte	142.48	66.32	709.28
Chesf	125.45	53.49	443.09
Furnas	51.13	117.97	381.51
Eletronuclear	27.74	28.30	67.78
Eletrosul	-	-	-
Furnas Subsidiaries (1)	-	-	-

Transmission	1Q17	2Q17	Budget 2017
Eletrobras	-	-	6.00
Eletronorte	9.83	16.80	584.13
Chesf	81.30	92.11	433.41
Furnas	17.01	27.79	179.55
Eletrosul	14.20	20.64	86.97
Amazonas GT	-	0.33	34.76
ED Amazonas Energia	-	-	-
Furnas Subsidiaries	9.34	12.25	-
Eletrosul Subsidiaries	1.49	15.48	-
Other Companies (3)	-	-	-

Transmission - Maintenance	1Q17	2Q17	Budget 2017
Eletrobras	-	-	-
Eletronorte	5.01	2.54	73.29
Chesf	22.27	36.47	118.06
Furnas	24.62	45.89	150.57
Eletrosul	1.45	0.80	3.45
Amazonas GT	-	-	2.31
ED Amazonas Energia	-	-	-
Furnas Subsidiaries	-	-	-
Eletrosul Subsidiaries	-	-	-
Other Companies (3)	-	-	-

Transmission – Partnership Investments	1Q17	2Q17	Budget 2017
Eletrobras	-	-	-
Eletronorte	42.00	85.65	276.14
Chesf	-	-	10.87
Furnas	154.36	105.32	294.89
Eletrosul	0.12	0.19	54.50
Amazonas GT	-	-	-
ED Amazonas Energia	-	-	-
Other Companies (3)	-	-	-

Distribution - Expansion	1Q17	2Q17	Budget 2017
ED Acre	3.99	2.41	59.68
ED Alagoas	15.14	23.72	176.83
ED Amazonas Energia	10.82	21.55	380.36
ED Piauí	9.70	24.43	205.73
ED Rondônia	10.38	42.41	153.54
ED Roraima	2.20	1.71	38.01
CELG D	41.14	-	-

Distribution - Maintenance	1Q17	2Q17	Budget 2017
ED Acre	1.65	4.27	14.02
ED Alagoas	9.40	10.44	96.13
ED Amazonas Energia	13.02	10.15	133.25
ED Piauí	8.46	13.48	66.47
ED Rondônia	12.46	0.54	82.11
ED Roraima	0.24	1.46	5.97
CELG D	14.77	-	-

Others (4)	1Q17	2Q17	Budget 2017
Eletrobras	0.18	-	23.98
Eletronorte	2.23	2.23	44.75
Chesf	13.74	12.83	100.45
Furnas	8.01	13.42	71.73
Eletronuclear	0.37	2.16	17.49
Eletrosul	0.05	0.57	26.92
CGTEE	0.16	0.50	2.64
Amazonas GT	-	1.25	3.47
Itaipu Binacional	-	-	-
ED Acre	4.76	3.35	35.81
ED Alagoas	1.41	1.78	16.43
ED Amazonas Energia	9.39	5.58	502.12
ED Piauí	3.37	4.10	176.23
ED Rondônia	5.78	9.83	132.63
ED Roraima	0.05	0.09	12.56
CELG D	8.25	-	-
Furnas Subsidiaries	-	-	-
Eletrosul Subsidiaries	-	-	-
Other Companies (1)	0.90	0.99	-

(1) Furnas subsidiaries are Arara Azul; Bentevi; Ouro Verde I, II and II; Ventos de Sta Rosa, de Uirapuru e Angelim; Energia dos Ventos V, VI, VII, VII, VIII and IX; Transenergia Goiás e Brasil Ventos.

(2)Eletrosul subsidiaries are TSBE; TSLE; Uirapuru; Fronteira Oeste Transmissora; Eólica Hermenegildo I, II, III and Eólica Chuí.
(3) Including Cepel and Eletropar
(4) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 2Q17						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	669.92	180	61.4	(1)	(2)	(2)	(2)	(2)	(2)
	WPP Casa Nova II	BA	110.64	111.84	28	7.1	Dec-17	May/49 (3)	May/49 (3)	7.10	163.80	-
	WPP Casa Nova III	BA	99.80	45.14	24	5.5	Dec-17	May/49 (3)	May/49 (3)	5.50	163.80	-
Furnas	PCH Anta	RJ/MG	(4)	(4)	28	15,9 (6)	GU1 e GU2: See (5)	Mar-07	-	97%	214.01	-
Eletronuclear	Angra 3	RJ	26.144 (7)	9,434	1,405	1,184	01-01-2024 (9)	Jul-08	Dec/63 (8)	n/a	n/a	n/a
Amazonas GT	UTE Mauá 3	AM	1,701.00	1,186	590.75	507.2	Jul-17	Sep-12	Nov-44	-	-	-

(1) The uncertainties associated with the construction of this undertaking , including those connected to the impossibility of energy distribution of SIN up to 2021, according to Technical Note 121/2016 r0 by ONS, dated Oct 3rd 2016, as a result, there is an unpredictability of its go live date.

(2) Wind farm project without grants and not-traded energy
(3) - According to MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 05.28.2014.
(4) Includes Simplicio, which is already in operation.

(5) Scheduled date to begin commercial operation of the generating units of SHU Anta as Correspondence DE.E.026.2016 of June 23, 2016, sent to ANEEL: GU1 - 05.01.2018 and UG2 – 09.01.2018. It is worth mentioning that the contract supplier consortium was terminated.

(6) Assured energy corresponds to future commercial operation of Anta. It does not include the assured energy of Simplicio, reported in Section 1.2.

(7)It includes direct costs of R$ 21,051.2 million approved in RDE 1302.007/16 07.26.2016, setting the new date entry with indirect costs of R$ 26,522.00 million. Go live date 01/01/2024 according to RDE 1355 005/17 of 05/06/2017.

(8) No operating license for Angra 3. It is considered 40 years from 01.01.2021 by analogy with Angra 2.
(9) Go live date 01/01/2024 according to RDE 1355 005/17 of 05/06/2017.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Energy Assured (MW)	Início da Operação	Beginning of Operation	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
									Total	Up to 2Q17			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (2)	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	4,571.00	Apr-16	Aug-11	Aug-45	35,937.94	32,865.34	93.15%	Petros (10.00%) Belo Monte Part (10.00%) Amazonas Energia (9.77%) Others (20.25%)	70.00	117.74	30 (2)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	408.00	239.8	Dec-18	Dec-13	Dec-47	3,003.16	1640.51	90.20%	EDF UTE Norte Fluminense (51.0%)	190.94	141.57	10.62
ESBR Participações S.A.	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.00	2205.1	Sep-13	Dec-09	Aug-43	19,562.00	19,194.50	100.00	Suez Energy (40%) Mizha Energia (20%) Eletrosul (20%)	1,641.26	111.49	553.46
Acauã Energia S.A. (3)	WPP Acauã	Chesf (99.93%)	BA	6.00	3.1	Jan-18	mai/15	Apr-49	46.60	34.74	80.40%	Sequóia (0.00668%)	3.10	134.69	-
Angical 2 Energia S.A. (3)	WPP Angical 2	Chesf (99.96%)	BA	10.00	5.1	Oct-17	mai/15	Apr-49	68.40	lk	78.20%	Sequóia (0.04%)	5.10	134.69	-
Arapapá Energia S.A. (3)	WPP Arapapá	Chesf (99.9%)	BA	4.00	2.2	Oct-17	mai/15	Apr-49	36.80	21.31	64.60%	Sequóia (0.1%)	2.20	134.69	-
Caititú 2 Energia S.A. (3)	WPP Caititú 2	Chesf (99.96%)	BA	10.00	5.1	May-18	mai/15	Apr-49	71.50	46.40	65.20%	Sequóia (0.04%)	5.10	134.69	-
Caititú 3 Energia S.A. (3)	WPP Caititú 3	Chesf (99.96%)	BA	10.00	4.7	Jun-18	mai/15	Apr-49	70.10	45.10	65.60%	Sequóia (0.04%)	4.70	134.69	-
Carcará Energia S.A. (3)	WPP Carcará	Chesf (99.96%)	BA	10.00	4.6	Apr-18	mai/15	Apr-49	72.60	54.50	75.40%	Sequóia (0.04%)	4.60	134.69	-
Coqueirinho 2 Energia S.A. (3)	WPP Coqueirinho 2	Chesf (99.98%)	BA	16.00	8.5	Oct-17	mai/15	Jun-49	120.05	94.60	81.20%	Sequóia (0.0238%)	8.50	158.02	-
Corrupião 3 Energia S.A. (3)	WPP Corrupião 3	Chesf (99.96%)	BA	10.00	4.2	Apr-18	mai/15	Apr-49	74.00	49.90	69.60%	Sequóia (0.04%)	4.20	134.69	-
Papagaio Energia S.A. (3)	WPP Papagaio	Chesf (99.96%)	BA	10.00	4.9	Feb-18	mai/15	Jun-49	75.80	54.08	67.50%	Sequóia (0.04%)	4.90	157.41	-
Tamanduá Mirim 2 Energia S.A. (3)	WPP Tamanduá Mirim 2	Chesf (83.01%)	BA	16.00	8	Jan-18	May-15	Jun-49	121.40	88.56	72.70%	Sequóia (16.99%)	8.00	154.11	-
Teiú 2 Energia S.A. (3)	WPP Teiú 2	Chesf (99.95%)	BA	8.00	4.2	Nov-17	Jun-15	Apr-49	57.50	36.80	69.00%	Sequoia (0.05%)	4.20	134.69	-
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33,33%)	MT/PA	700.00	421.70	Oct-17	Aug-14	Apr-49	0.00	0.00	0.00%	EDP – Energias do Brasil S.A.(33.33%) CWEI (33.33%)	0.00	0.00	-
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	11.10	Oct-18	Aug-16	mai/47	0.00	0.00	0.00%	PF Participações (51.00%)	0.00	0.00	-
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15.00	7.70	Oct-18	Aug-16	mar/47	0.00	0.00	0.00%	PF Participações (51.00%)	0.00	0.00	-
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30.00	13.40	Oct-18	Aug-16	May-48	0.00	0.00	0.00%	PF Participações (51.00%)	0.00	0.00	-
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.50	8.10	Oct-18	Aug-16	mar/47	0.00	0.00	0.00%	PF Participações (51.00%)	0.00	0.00	-
Energia dos Ventos V S.A.	São Januário	Furnas (99,99%)	CE	19.20	9.00	Nov-19	Jan-17	Jul-47	0.00	0.00	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)	0.00	0.00	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99,99%)	CE	28.80	12.80	Nov-19	Jan-17	Aug-47	0.00	0.00	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)	0.00	0.00	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (99,99%)	CE	28.80	14.10	Nov-19	Jan-17	Aug-47	0.00	0.00	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)	0.00	0.00	-
Energia dos Ventos VIII S.A.	São Clemente	Furnas (99,99%)	CE	19.20	9.30	Nov-19	Jan-17	Jul-47	0.00	0.00	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)	0.00	0.00	-
Energia dos Ventos IX S.A.	Jandaia I	Furnas (99,99%)	CE	19.20	9.90	Nov-19	Jan-17	Jul-47	0.00	0.00	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)	0.00	0.00	-
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18.00	8.10	Dec-18	Aug-16	Apr-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12.00	5.00	Dec-18	Aug-16	Apr-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18.00	7.20	Dec-18	Aug-16	Mar-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.20	11.00	Dec-18	Aug-16	Apr-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18.00	7.70	Dec-18	Aug-16	Apr-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22.00	9.50	Dec-18	Aug-16	Mar-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22.00	9.40	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18.00	7.30	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16.00	7.50	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24.00	10.10	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16.00	7.10	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12.00	5.60	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24.00	11.00	Dec-18	Aug-16	Jul-49	0.00	0.00	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	0.00	0.00	-
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (90%)	RN	27.50	10.70	Oct-18	Jan-17	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)	0.00	0.00	-
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (90%)	RN	15.00	5.70	Oct-18	Jan-17	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Bentevi Ltda (0.01%)	0.00	0.00	-
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (90%)	RN	27.50	10.70	Oct-18	Jan-17	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)	0.00	0.00	-
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (90%)	RN	30.00	11.20	Oct-18	Jan-17	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)	0.00	0.00	-
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (90%)	RN	25.00	9.40	Oct-18	Jan-17	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde III (0.01%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (90%)	CE	20.00	8.40	Oct-18	Jan-17	Oct-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Santa Rosa Ltda (0.01%)	0.00	0.00	-
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (90%)	CE	28.00	12.60	Oct-18	Jan-17	Oct-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Uirapuru Ltda (0.01%)	0.00	0.00	-
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (90%)	CE	24.00	10.30	Oct-18	Jan-17	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Angelim Ltda (0.01%)	0.00	0.00	-
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28.00	13.00	Nov-18	May-18	Oct-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil S.A. (0.01%)	0.00	0.00	-
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28.00	12.80	Nov-18	Jun-18	Oct-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil S.A. (0.01%)	0.00	0.00	-
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28.00	12.50	Nov-18	Aug-18	Nov-49	0.00	0.00	0.00%	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil S.A. (0.01%)	0.00	0.00	-
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	14.00	Feb-19	May-18	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	14.20	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	14.70	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	13.60	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28.00	15.20	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	16.10	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28.00	14.40	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28.00	14.70	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28.00	15.00	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28.00	13.80	Feb-19	Jan-17	Sep-49	0.00	0.00	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	0.00	0.00	-

(1) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is 2,677.5 MW.

(2) It includes 20% FCE and 10% Self-producer
(3) Low evolution compared with the previous quarter, as a result of the work stoppage.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI.2.2 Transmission

VI.2.2.1 Integral Responsability

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Jun-19	Oct-38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Dec-17	Aug-39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	Oct-20	Aug-39	6.16
	Paraíso-Açu II	84.89	123.00	230	Sep-20	Nov-40	4.90
	Açu II-Mossoró II		69.00	0	Sep-20	Nov-40
	Morro do Chapéu II-Irecê	22.13	65.00	230	Sep-17	Oct-41	5.71
	Teresina II-Teresina III	13.76	26.00	230	Nov-17	Dec-41	11.56
	Recife II-Suape II C2	41.91	44.00	230	Jan-21	Dec-41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	Sep-21	Dec-41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3		31.00	230	Nov-20	Dec-41
	Jardim-N Sra do Socorro	13.60	1.30	230	Jun-18	May-42	20.09
	Messias-Maceió II		20.00	230	Jul-19	May-42
	Camaçari IV-Pirajá	47.07	45.00	230	Dec-19	May-42	12.10
	Pituaçú-Pirajá		5.00	230	Dec-19	May-42
	Mossoró II-Mossoró IV	81.74	40.00	230	Sep-17	Jun-42	16.44
	Russas II-Banabuiu C2		110.00	230	Nov-19	Jun-42
Furnas	LT Mascarenhas – Linhares e SS Linhares	0	0.00	99	Aug-00	May-19	0.05
	LT Xavantes – Pirineus (1)	0	0.00	50	Aug-00	May-18	0.05
Eletrosul*	Secc. Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-18	Dec-42	1.19
	Concession contract 001/2015 (Several enterprises in RS)	**	1802.00	230 e 525	**	Mar-45	225.98
(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.
* The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at it historical acquisition price.

** In 2016, the company promoted a public call to select investors interested in the shareholding of the concession contract 001/2015, which budget forecast is approximately R$ 3.3 billion (Lines and SS). There was a proposal which is still under negotiation. The expenditures up to Mar/17, considering lines and substations, sum up R$ 105.6 million.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Investment Total (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Eletronorte (1)	SS Nova Mutum - Etapa TR3	0.00	33	AC	Jan-17	Dec-42	-
Chesf	SS 230/69 kv Morro do Chapéu II	24.33	150	BA	Sep-17	Oct-41	(*)
	SS 230/69 kv Teresina III	29.21	400	PI	Nov-17	Dec-41	(*)
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	(*)
	SS 230/69 kv Maceió II		400	AL	Jul-19	May-42	(*)
	SS 230/138 kv Poções II		200	BA	Jun-18	May-42	(*)
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	(*)
	SS 230/69 kv Jaboatão II	68.77	360	PE	Jul-18	Jun-42	5,419,435.29
	SS 230/69 kv Mossoró IV	46.18	100	RN	Sep-17	Jun-42	(*)
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Jun-19	Oct-38	(*)
Eletrosul (2)	Garopaba - Implementation of two EL modules	7.48	0.00	SC	Dec-18	Dec-42	0.9099
	Canoinhas - Substitution of the 3rd Autotransf. 230/138 kV (75 MVA per 150 MVA)	8.78	75.00	SC	Jan-18	Dec-42	1.4270
	Santo Ângelo - 3rd bank of autotransformers 525/230kV	44.30	672.00	RS	Feb-18	Dec-42	7.5795
	Tapera - Installation capacitors banks 230kV - 50 MVAr	7.70	-	RS	Jan-18	Dec-42	1.2413
	Dourados - Two capacitors banks 230kV of 50 Mvar	13.35	-	MS	Apr-18	Dec-42	2.5110
	Dourados - Installation of spare processing unit 230/138kV	0.86	75	MS	Aug-17	Dec-42	0.2208
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	9.28	-	SC	Nov-18	Dec-42	1.40
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	14.62	83	RS	Sep-18	Oct-40	1.53
	Concession contract 001/2015 (Several enterprises in RS)	**	4781	RS	**	Mar-45	110.02
(1) The additional revenue parcel associated with the reinforcements will be incorporated into the AAR of the transmission concession companies in the annual readjustment after their go-lives.
(*) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

(**) In 2016, the company promoted a public call to select investors interested in the shareholding of the concession contract 001/2015, which budget forecast is approximately R$ 3.3 billion (Lines and SS). There was a proposal which is still under negotiation. The expenditures up to Mar/17, considering lines and substations, sum up R$ 110.1 million.

(2) The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at it historical acquisition price.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI.2.2.2 Special Proposed Company

VI.2.2.2.1 Transmission Lines
SPC	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Partners	Beginning of Operation	End of Concession	AAR (R$ Million)
			Total	Up to 2Q17
Transnorte Energia S.A. (*)	Eng. Lechuga - Equador	Eletronorte (49%)	488.58	170.86	400.3	500	-	Oct-19	Jan-42	56.68
	Equador - Boa Vista		399.57	0.00	315.20					44.63
Belo Monte Transmissora de Energia SPE S.A.	TL in continuous current of ±800 kV Xingu - Estreito.	Eletronorte (24.5%) Furnas (24.5%)	2,620.00	2,405.00	2092	±800	State Grid (51% e Eletronorte (24m5%)	Feb-18	Jun-44	434,65 (out/13)
TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	Chesf (49%)	52.00	34.00	39	230	51% ATP Engenharia Ltda	Sep-18	Jul-40	2.18
Transenergia Goiás S.A. (1)	Serra da Mesa – Niquelândia	Furnas (99%)	(1)	0.00	100	230	J.Malucelli (1%)	Jul-17	Sep-39	6,78 (jul/16)
Mata de Santa Genebra Transmissora S.A. (1)	Itatiba – Bateias	Furnas (49.9%)	(1)	0.00	399	500	Copel (50,1%)	May-18	May-44	57,34 (nov/13)
	Araraquara II - Itatiba				207	500		May-18
	Araraquara II - Fernão Dias				241	500		May-18
Vale do São Bartolomeu Transmissora de Energia S.A. (1)	Luziânia - Brasília Leste Circ 1 Luziânia - Brasília Leste Circ 2	Furnas (39%)	(1)	0.00	67	500	FIP Caixa Milão (51% e CELG (10%)	May-18	Oct-43	11,22 (jul/13)
					67	500		Oct-17	Oct-43	8,01 (jul/13)
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, double circuit Expansions SS Maçarambá, Foz do Chapecó e Sto Angelo	Eletrosul (51%)	143.49	22.49	199 72	230 230	CEEE 49%	Mar/19 Nov/17 e Ago/18	Jan-44	8.69
Paraíso Transmissora de Energia S.A. (2)	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Portioning LT Chapadão - Campo Grande 2 - C1 na SE Paraíso 2	Eletrosul (100%)	133.97	6.52	65 217 1	230	-	(2)	Mar-45	11.76
(1) Investment Total Amount on the basis of the development of the business plan.
(2) Start forecast is under reevaluation due to a public call to investors. AAR Reference date: 06/30/2014
(*) AAR - Cycle 2017/2018 - To the AAR division was used the modules list provided by ANEEL (NT 0183-2017-SGT). Previously, the cost of building sections was used for the AAR division.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VI.2.2.2.2 Substations
SPC	SS
Transnorte Energia S.A. (*)	SS Boa Vista - CER
SS Engenheiro Lechuga
SS Equador
SS Boa Vista
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator (-300,+300) Mvar.
SS 500/440 kV Fernão Dias 1.200 MVA - 1st autotransformer bank
SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rs autotransformers bank
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4.000 MW, with SS 500 kV Xingu;
Converter Station CA/CC, ±800 kV, 3.850 MW, with SS 500 kV Estreito
ETAU (**)	Expansion SS Lagoa Vermelha II - 50 Mvar
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, em 230/138 kV (ATF1, ATF2 e ATF3); Expansions SS Maçarambá, Foz do Chapecó e Santo Angelo.
Paraíso Transmissora de Energia S.A. (***)	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.
Transmissora Sul Litorânea de Energia - TSLE	Expansion SS Povo Novo 525/230 kV
(*) AAR - Cycle 2017/2018 - To the AAR division was used the modules list provided by ANEEL (NT 0183-2017-SGT). Previously, the cost of building sections was used for the AAR division.
(**) The asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (EGM) held on 19 April, 2017.
(***) Start forecast is under reevaluation due to a public call to investors. AAR Reference date: 06/30/2014
(1) Investment Total Amount on the basis of the development of the business plan.
(2) Converter station has 4,000 MW of transformation capacity.
(3) Converter station has 3,850 MW of transformation capacity.
(4) The AAR and the total investments of the substations are being informed with the TL, according to the concession contract.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg) (MW Médio)	Generated Energy MWh		Beginning of Operation	End of Concession	RCE		FCE
						1Q17	2Q17			MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	501,329	492,622	Aug-11	Jul-42	154.9	206.88	-
Amapari Energia S.A. (1) (2)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	Jun-08	May-37	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	WPP Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68.5	22.8	35,017	30,154	May-14	Aug-45	-	-	-
Brasventos Eolo Geradora de Energia S.A.	WPP Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58.5	21.9	35,204	24,866	May-14	Dec-45	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	WPP Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60.1	21.1	30,487	27,315	May-14	Dec-45	-	-	-
ESBR Participações S.A. (6)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,205.1	5,148,063	5,646,699	Sep-13	Aug-43	1,641.3	111.49	26
Norte Energia S.A. (3)	HPU B. Monte	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	11,233.1	4,571.0	5,214,020	6,540,259	abr/16	Aug-45	(5)	124.05	30,00 (4)
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.9	22,453	35,531	Mar-13	Feb-46	12.2	203.32	3.1
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	20,603	32,987	Mar-13	Feb-46	13.2	203.32	-
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	21,342	32,073	Mar-13	Feb-46	12.5	203.32	-
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	23,189	33,352	Nov-15	Feb-49	12.2	147.21	-
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	21,295	33,907	Oct-15	Feb-49	11.4	147.21	-
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	22,083	34,052	Nov-15	Feb-49	12.5	147.21	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1,7%)	BA	32.9	12.8	19,356	31,488	Mar-16	Jun-49	-	153.86	96
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,5%)	BA	25.9	10.7	16,116	24,076	Mar-16	Jul-49	-	151.57	95
V. de Santa Joana IX Energia Renováveis S.A. (7)	Santa Joana IX	Chesf (49%)	PI	29.6	15.8	10,216	30,407	Aug-15	Aug-35	11.0	139.79	16.46
V. de Santa Joana X Energia Renováveis S.A. (7)	Santa Joana X	Chesf (49%)	PI	29.6	16.0	11,751	31,574	Jul-15	Aug-35	11.6	139.79	15.00
V. de Santa Joana XI Energia Renováveis S.A. (7)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,846	29,225	Jul-15	Aug-35	12.4	139.79	11.88
V. de Santa Joana XII Energia Renováveis S.A. (7)	Santa Joana XII	Chesf (49%)	PI	28.9	16.9	17,489	36,218	Jul-15	Aug-35	13.9	139.79	9.47
V. de Santa Joana XIII Energia Renováveis S.A. (7)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.0	13,173	30,336	Jul-15	Aug-35	11.2	139.79	16.25
V. de Santa Joana XV Energia Renováveis S.A. (7)	Santa Joana XV	Chesf (49%)	PI	28.9	16.2	15,064	34,849	Jul-15	Aug-35	13.9	139.79	7.41
V. de Santa Joana XVI Energia Renováveis S.A. (7)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.4	14,707	35,674	Jul-15	Aug-35	13.5	139.79	12.07
V. de Santa Joana I Energia Renováveis S.A. (8)	WPP Santa Joana I	Chesf (49%)	PI	28.9	15.0	15,214	32,378	Jan-16	Dec-35	15.81	167.45	-2,67 (3)
V. de Santa Joana III Energia Renováveis S.A. (8)	WPP Santa Joana III	Chesf (49%)	PI	29.6	13.4	9,828	26,125	Mar-16	Dec-35	16.13	166.97	-9,70 (3)
V. de Santa Joana IV Energia Renováveis S.A. (8)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	14,594	31,058	Jan-16	Dec-35	12.65	167.21	5.63
V. de Santa Joana V Energia Renováveis S.A. (8)	WPP Santa Joana V	Chesf (49%)	PI	28.9	15.7	13,339	32,474	Jan-16	Dec-35	12.84	167.17	9.55
V. de Santa Joana VII Energia Renováveis S.A. (8)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.9	14,810	33,665	Jan-16	Dec-35	14.13	167.20	5.37
V. de Santo Augusto IV Energia Renováveis S.A. (8)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.5	14,267	33,036	Feb-16	Dec-35	14.48	165.46	4.52
U.E.E. Caiçara I S.A. (9)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	24,990	21,795	Nov-15	Jun-47	14.48	155.89	4.10
U.E.E. Caiçara II S.A. (9)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	16,809	15,443	Nov-15	Jul-47	9.54	155.84	0.60
U.E.E. Junco I S.A. (9)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	21,278	18,693	Nov-15	Jul-47	12.79	157.01	2.40
U.E.E. Junco II S.A (9)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	20,968	18,750	Nov-15	Jul-47	12.52	156.20	5.90
Eólica Serra das Vacas I S.A. (10)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	25,704	23,368	Dec-15	Jun-49	12.20	155.89	-
Eólica Serra das Vacas II S.A. (10)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	22,544	19,416	Dec-15	Jun-49	9.90	155.48	-
Eólica Serra das Vacas III S.A. (10)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	24,229	18,390	Dec-15	Jun-49	11.00	155.98	-
Eólica Serra das Vacas IV S.A. (10)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	23,597	20,176	Dec-15	Jun-49	10.50	156.05	-
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	411,981	346,571	Jun-06	Nov-36	15,613.00	156.00	439,574.00
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	47,014	70,284	Sep-09	Aug-41	110.00	216.00	110.00
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.5	43,585	14,889	Mar-10	Aug-41	105.00	105.00	3.00
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	947,297	925,442	Oct-10	Nov-36	1,266.00	141.00	-
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49,5%)	GO	212.6	182.4	65,079	35,006	Jul-10	Nov-36	353.00	118.00	186.00
Madeira Energia S.A.	HPU Santo Antônio	Furnas (39%)	RO	3,568.0	2,424.2	4,928,552	4,870,876	Mar-12	Jun-43	4,429.00	137.00	2,136.00
Teles Pires Participações S.A.	HPU Três Irmãos	Furnas (49,9%)	SP	1,819.8	930.7	3,384,426	3,505,289	Nov-15	Jun-46	1,586.00	87.00	1,030.00
Tijoá Participações e Investimentos S.A.	HPU Teles Pires	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	807.5	217.5	900,000	-	Oct-14	Sep-44	-	-	-
Eólica Livramento S.A. *	WPP of Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Eletrosul (59%)	RS	25.2	11.7	15,428	21,302	Nov-13	Mar-47	-	207.88	11.70
Santa Vitória do Palmar S.A.	WPP Geribatu I a X	Eletrosul (49%)	RS	258.0	109.2	170,547	200,274	Feb-15	Apr-47	-	205.40	109.20
Eólica –Chuí Holding S.A.	WPP Chuí I a V, e Minuano I e II	Eletrosul (49%)	RS	144.0	59.6	88,214	105,928	May-15	Apr-47	-	206.10	59.60
Hermenegildo I S.A.**	WPP Verace 24 a 27	Eletrosul (99,99%)	RS	57.3	24.9	42,120	47,907	Nov-15	Jun-49	-	196.54	27.40
Hermenegildo II S.A.***	WPP Verace 28 a 31	Eletrosul (99,99%)	RS	57.3	25.3	36,761	44,953	Dec-15	Jun-49	-	194.95	26.60
Hermenegildo III S.A.***	WPP Verace 34 a 36	Eletrosul (99,99%)	RS	48.3	21.0	32,310	39,977	Dec-15	Jun-49	-	194.43	22.20
Chuí IX S.A.***	WPP Chuí 09	Eletrosul (99,99%)	RS	17.9	7.4	12,216	14,135	Oct-15	May-49	-	194.61	7.80
(1) The plant is out of operation since 07.04.2014. The Data Collection System - SCD has been disabled.
(2) Amapari is inoperative since 07/04/2014, not having generation and trading data.
(3) 11 generation units operating totalling 3,288.60 MW in commercial operation.
(4) It includes 20% FCE and 10% Self-producer

(5) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is 3,288.6 MW.

(6) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 50 machines in operation, resulting in an installed capacity of 3,750 MW (all of them operating). Increased physical guarantee of HPU Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(7) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui I Holding S.A.
(8) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui I Holding S.A.
(9) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações AS
(10) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.

* In commercial operation 25.2 MW corresponding to Ibirapuitã park (which energy assured is of 11,7 MW). The suspension of the operation of the other parks is under discussing at court due to the accident occurred in Dec 2014.

** In April 2017, Energy trading agreement in a regulated environment (CCEAR) changed into Mechanism of compensation of surpluses and deficits (MCSD). From marketable energy, nearly 78% is hired by Eletrosul via Power Purchase Agreement - PPA, at average market price informed.

*** In April 2017, Energy trading agreement in a regulated environment (CCEAR) changed into Mechanism of compensation of surpluses and deficits (MCSD). From marketable energy, nearly 81% is hired by Eletrosul via Power Purchase Agreement - PPA, at average market price informed.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q17		2Q17
				R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	66.87	329,029	63.87	310,485
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	8.28	35,017	7.13	30,154
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	8.36	35,204	5.91	24,866
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	7.26	30,487	6.50	27,315
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	45.14	408,735	35.84	322,685
			B	83.42	446,870	91.87	495,555
		Others	A	376.42	3,425,086	263.37	2,361,075
			B	151.48	837,821	317.02	1,574,740
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	507.66	4,171,216	649.07	5,232,207
			B	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.07	12,275	3.07	15,037
			B	-	-	-	-
		Others	A	2.54	10,177	2.37	11,608
			B	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.32	11,714	3.32	16,269
			B	-	-	-	-
		Others	A	2.52	8,889	2.56	12,559
			B	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.14	7,818	3.14	15,407
			B	-	-	-	-
		Others	A	5.43	13,523	2.42	11,893
			B	-	-	-	-
Baraúnas I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	3.93	23,189	-	-
			B	-	-	-	-
		Others	A	-	-	3.93	26,645
			B	-	-	-	-
Mussambê Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	3.68	21,295	-	-
			B	-	-	-	-
		Others	A	-	-	3.68	24,898
			B	-	-	-	-
Morro Branco I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	4.03	22,083	-	-
			B	-	-	-	-
		Others	A	-	-	4.03	27,300
			B	-	-	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	3.51	19,356	1.90	12,356
			B	-	-	-	-
		Others	A	-	-	1.98	12,858
			B	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	2.87	16,116	1.55	10,252
			B	-	-	-	-
		Others	A	-	-	1.62	10,681
			B	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.96	28,525	3.96	28,829
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.16	30,029	4.16	29,702
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.00	30,470	4.00	30,794
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.68	33,063	4.68	33,415
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.08	28,957	4.08	29,266
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.59	32,415	4.59	32,760
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.68	33,063	4.68	33,415
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.24	31,767	5.42	32,105
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.65	28,957	4.81	29,266
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.13	30,686	5.30	31,013
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.09	30,470	5.26	30,794
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.35	31,983	5.52	32,323
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.51	33,279	5.69	33,634
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	4.55	29,174	4.60	29,484
			B	0.56	2,361	0.40	972
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.13	20,104	3.17	20,318
			B	0.00	5	-	-
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	4.11	26,152	4.15	26,431
			B	1.14	3,755	0.20	479
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.85	24,638	3.89	24,900
			B	0.95	3,665	0.51	1,245
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	4.11	26,364	4.15	26,645
			B	-	-	-	-
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.33	21,394	3.36	21,622
			B	0.18	1,020	0.27	828
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.71	23,771	3.75	24,024
			B	0.05	280	0.05	145
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.54	22,691	3.58	22,932
			B	0.13	740	0.20	617
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	1.43	9,142	0.81	5,204
			B	23.25	138,484	23.53	146,525
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511	-	-
			B	-	-	-	-
		Others	A	17.69	82,898	17.37	80,426
			B	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	16.90	79,466	16.45	76,167
			B	0.50	2,161	0.50	2,161
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	132.28	581,316	125.47	543,922
			B	88.60	373,248	89.58	377,395
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	8.96	39,037	8.75	26,599
			B	-	-	-	-
		Others	A	51.72	337,733	50.52	230,125
			B	25.62	110,211	31.59	135,906
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	16.87	122,619	'	104,891
			B	-	-	-	-
		Others	A	495.35	3,647,110	425.91	3,119,811
			B	307.38	1,431,951	357.26	1,555,584
Tijoá Participações e Investimentos S.A.	Furnas (49,9%)	Eletrobras System	A		-	N/A	N/A
			B	-	-	N/A	N/A
		Others	A	-	-	N/A	N/A
			B	-	-	N/A	N/A
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	12.18	203,332	8.71	142,227
			B	32.42	172,847	75.29	388,718
		Others	A	128.56	1,447,358	92.04	1,012,400
			B	33.74	179,902	78.36	404,584
Eólica Livramento S.A.	Eletrosul (59%)	Eletrobras System	A	0.23	1,668	-	-
			B	-	-	-	-
		Others	A	1.91	13,760	7.13	24,720
			B	-	-	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	2.61	18,440	-	-
			B	-	-	-	-
		Others	A	21.55	152,108	66.81	231,360
			B	-	-	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.41	9,538	-	-
			B	-	-	-	-
		Others	A	11.64	78,677	36.26	125,830
			B	-	-	-	-
Hermenegildo I S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-
			B	2.45	15,336	9.32	47,907
		Others	A	6.64	41,904	-	-
			B	-	-	-	-
Hermenegildo II S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-
			B	2.65	16,632	8.75	44,953
		Others	A	6.44	40,824	-	-
			B	-	-	-	-
Hermenegildo III S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-
			B	2.27	14,256	7.78	39,977
		Others	A	5.31	33,696	-	-
			B	-	-	-	-
Chuí IX S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-
			B	0.79	4,968	2.75	14,135
		Others	A	1.87	11,880	-	-
			B	-	-	-	-

(1) The plant is out of operation since 07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPC informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.
(3) The SPC did not inform "Eletrobras System" and "Others" amounts. The Commercialization Chamber of Electric Energy (CCEE) requested this information and is still waiting for feedback.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q17	2Q17
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	203.21	206.09
Amapari Energia S.A.	Eletronorte (49%)	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	236.43	236.43
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	237.52	237.52
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	237.99	237.99
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	128.25	148.94
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	121.70	124.05
Pedra Branca S.A.	Chesf (49%)	203.32	203.32
São Pedro do Lago S.A.	Chesf (49%)	203.32	203.32
Sete Gameleiras S.A.	Chesf (49%)	203.32	203.32
Baraúnas I Energética S.A.	Chesf (49%)	147.21	147.21
Mussambê Energética S.A.	Chesf (49%)	147.21	147.21
Morro Branco I Energética S.A.	Chesf (49%)	147.21	147.21
Banda de Couro Energética S.A.	Chesf (1,7%)	153.86	153.86
Baraúnas II Energética S.A.	Chesf (1,5%)	151.57	151.57
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	139.79	139.79
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	157.11	167.45
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	156.67	166.97
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	156.89	167.21
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	156.85	167.17
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	156.88	167.20
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	155.25	165.46
WPP. Caiçara I S.A.	Chesf (49%)	155.89	155.89
WPP. Caiçara II S.A.	Chesf (49%)	155.84	155.84
WPP. Junco I S.A.	Chesf (49%)	157.01	157.01
WPP. Junco II S.A	Chesf (49%)	156.20	156.20
Eólica Serra das Vacas I S.A.	Chesf (49%)	155.88	156.31
Eólica Serra das Vacas II S.A.	Chesf (49%)	156.28	161.92
Eólica Serra das Vacas III S.A.	Chesf (49%)	156.13	157.17
Eólica Serra das Vacas IV S.A.	Chesf (49%)	156.56	160.40
Enerpeixe S.A.	Furnas (40%)	156.60	134.44
Baguari Geração de Energia S.A.	Furnas (15%)	213.42	138.19
Retiro Baixo Energética S.A.	Furnas (49%)	212.96	55.27
Foz de Chapecó Energia S.A.	Furnas (40%)	231.39	211.07
Serra do Facão Energia S.A.	Furnas (49,5%)	229.04	124.84
Madeira Energia S.A.	Furnas (39%)	160.00	-
Tijoá Participações e Investimentos S.A.	Furnas (49,9%)	-	N/A
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	98.06	73.10
Eólica Livramento S.A.	Eletrosul (59%)	138.83	281.15
Santa Vitória do Palmar S.A.	Eletrosul (49%)	141.68	281.01
Eólica –Chuí Holding S.A.	Eletrosul (49%)	147.90	282.19
Hermenegildo I S.A.	Eletrosul (99,99%)	158.71	196.54
Hermenegildo II S.A.	Eletrosul (99,99%)	158.19	194.95
Hermenegildo III S.A.	Eletrosul (99,99%)	158.08	194.43
Chuí IX S.A.	Eletrosul (99,99%)	158.11	194.61

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VII.1.2 Transmission

VII.1.2.1 Operational Asset

VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 06.30.17 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Portioning Cuiabá	Eletronorte (49%)	193	230	Aug-05	Feb-34	3.16	2.14%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (37%) Chesf (12%)	695	500	May-08	Apr-36	-	9.32%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	Sep-09	Mar-38	10.19	8.86%
Transmissora Matogrossense de Energia S.A. – TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov-11	Nov-39	43.57	3.60%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	Mar-13	Oct-38	172.83	3.60%
Norte Brasil Transmissora de Energia S.A.	Coletora Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	Feb-39	288.83	3.60%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	177.33	11.09%
Interligação Elétrica do Madeira S.A.	LT Coletora Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	292.07	9.32%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	nov/15 nov/15 dez/15 mar/16	Dec-41	96.53	9.32%
Extremoz Transmissora do Nordeste –ETN S.A.	LT Ceará Mirim/João Câmara II LT Ceará Mirim/ Extremoz II LT Ceará Mirim/ Campina III, 500 kV LT Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	out/14 out/14 mai/15 mai/15	Oct-41	65.53	9.32%
Baguari Energia S.A.	HPU Baguari - SE Baguari	Furnas (15%)	0.8	230	Feb-10	Aug-41	0	(1)
	SS Baguari - Mesquita – Governador Valadares		2.5	230	Apr-10	Aug-41	0	(1)
	SS Baguari – Mesquita		69	230	Apr-10	Aug-41	0	(1)
	SS Baguari - Gov. Valadares		26	230	Apr-10	Aug-41	0	(1)
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar-10	Mar-35	-	IGPM
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	Mar-11	Nov-36	-	(1)
	SS Foz do Chapecó – SE Xanxerê		77.6	230	Mar-11	Nov-36	-	(1)
	HPU Foz do Chapecó – SE de Foz do Chapecó		1	230	Mar-11	Nov-36	-	(1)
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr-06	Nov-36	-	(1)
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	Dec-13	Jul-40	-	IPCA
	Trindade – Xavantes		37	230	Dec-13	Jul-40
	Trindade – Carajás		29	230	Oct-13	Jul-40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	Jun-14	Jul-40	-	IPCA
	Viana 2 – Viana		10	345	Jun-14	Jul-40
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SE Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	-	(1)
Serra do Facão Energia S.A.	HPU Serra do Facão – SE Celg de Catalão	Furnas (49,5%)	32	138	Oct-10	Nov-36	-	(1)
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51	230	Apr-11	Apr-39	-	IPCA
	Quirinópolis - UTE Quirinópolis		34	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		17	138	May-11	Jun-25
	Chapadão – Jataí		138	230	Dec-12	Apr-39
	Jataí – Mineiros		61	138	Dec-12	Jun-25
	Jataí - UTE Jataí		52	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		33	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		47	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		31	138	Dec-12	Jun-25
	Palmeiras – Edéia		59	230	May-13	Apr-39
	Edéia - UTE Tropical Bionenergia I		49	138	mai/13	Jun-25
Transirapé	Irapé – Araçuaí	Furnas (24,5%)	65	230	May-07	Mar-35	-	IGPM
Transleste	Montes Claros – Irapé	Furnas (24,5%)	138	345	Dec-06	Feb-34	-	IGPM
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb-07	Mar-35	-	IGPM
Transenergia Goiás S.A.	Niquelândia - Barro Alto	Furnas (99%)	88	230	May-16	Nov-39	-	IPCA
Energia Olímpica S.A.	Barra da Tijuca – SE Olímpica;	Furnas (49,9%)	10.8	138	May-15	n/a	(2)	0.00%
	Gardênia – SE Olímpica		2.9	138	May-15	n/a	-	0.00%
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	350	500	May-16	May-43	-	IPCA
	Rio das Éguas - Luziânia		373	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		244	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	-	0.00%
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	-	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	13.5	230	Dec-16	Aug-43	-	IPCA
Etau	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27,42%)	188	230	Jul-05	Dec-32	23.39	IGPM
Uirapuru	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	Jul-06	Mar-35	30.59	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)	187	525	Feb-14	May-42	16.16	IPCA
	Itá – Nova Santa Rita		307	525	Aug-14	Jan-00	25.94
	Nova Santa Rita – Camaquã		126	230	Dec-14	Jan-00	6.30
	Camaquã - Povo Novo - Quinta		168	230	Dec-14	Jan-00	7.34
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	Sep-14	Jan-42	8.69	IPCA
	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	Dec-14	Aug-42	16.79	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Nova santa Rita – Povo Novo, CS		268	525	Mar-15	Jan-00	29.01
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14	Jan-00	5.37
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	Jun-15	May-42	5.61	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Portioning LT Alegrete 1 - Santa Maria 1	Eletrosul (51%)	1.95	138	May-16	Jan-44	1.08	IPCA
(1) There is no AAR because facilities are of limited interest to the generating plant.
(2) The participation of Furnas in this project is only technical. Furnas is not taking part of the share capital of the company and, therefore, not entitled to AAR.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 06.30.17 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	Aug-05	Feb-34	0.73	2%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	Sep-09	Mar-38	3.46	9%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	Mar-13	Oct-38	-	9%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (37%) Chesf (12%)	-	May-08	Apr-36	-	9%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov-11	Nov-39	6.51	4%
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3150 2950	May-14	Feb-39	252.42	9.32%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 kV	Chesf (49%)	3600 450	Oct-13	Jul-40	26.90	9.32%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dez/15	Dec-41	(*)	(*)
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	out/14 out/14 mai/15	Oct-41	(*)	(*)
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	225	Jun-14	May-42	-	IPCA
	SS Niquelândia		30	Aug-15	May-42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49,9%)	120	May-15	n/a	(6)	N/A
Caldas Novas Transmissão S.A. (3)	Extansion of SS Corfumbá	Furnas (49%)	150	Jul-13	Jun-41	-	IPCA
Baguari Energia S.A.	SS of Baguari Plant	Furnas (15%)	155.6	Aug-06	Aug-41	-	N/A
Chapecoense Geração S.A.	SS of Foz do Chapecó Plant	Furnas (40%)	978	Nov-01	Nov-36	-	N/A
Enerpeixe S.A.	SS of Peixe Angical Plant	Furnas (40%)	525	Nov-01	Nov-36	-	N/A
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	-	(3)
Madeira Energia S.A.	SS of Santo Antônio Plant	Furnas (39%)	3630	Aug-07	Jun-43	-	N/A
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	-	(3)
Retiro Baixo Energética S.A.	SS of Retiro Baixo Plant	Furnas (49%)	100	Aug-06	Aug-41	-	N/A
Serra do Facão Energia S.A.	SS of Serra do Facão Plant	Furnas (49,5%)	236.4	Nov-01	Nov-36	-	N/A
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	-	(3)
	Jataí		450	Dec-12	Jun-25	-	(3)
	Mineiros		0	Dec-12	Jun-25	-	(3)
	Morro Vermelho		0	Dec-12	Jun-25	-	(3)
	Quirinópolis		225	Apr-11	Jun-25	-	(3)
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	Aug-12	Nov-39	-	IPCA
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV;	Furnas (24,5%)	3832	May-14	Feb-39	-	IPCA
	Inverter Station CC/CA from +/- 600 kV to 500 kV.		3632	May-14	Feb-39
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	(5)	Dec-16	Aug-43	-	(3)
	SS Assis		(6)	Dec-16	Aug-43
Etau (7)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Entrada de Linha; Extension Lagoa Vermelha 2 230/138KV	Eletrosul (27,42%)	150 - - 150	abr/05 jul/05 jul/05 out/16	Dec-32	21.94	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Extension SS 525 KV Salto Santiago; Extension SS 525 kV Itá Extension SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Extension SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	fev/14 ago/14 ago/14 dez/14 dez/14	May-42	12.44	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	4.06	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar; Extension SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	dez/14 dez/14 dez/14 abr/15	Aug-42	52.84	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	14.63	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Extension of SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	166	May-16	Jan-44	2.50	IPCA
(1) This venture consists of the expansion of SS Corumbá.

(2) Entries of lines and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. The asset will be transferred to Eletrobras, as approved on April 19, 2017, at the 147th Extraordinary General Meeting (AGE).

(3) The amount of the active AAR of the Substations is informed together with that of the Transmission Line.
(4) 4 single-phase reators of 45,3 MVAr each.
(5) 7 single-phase reators of 45,3 MVAr each.
(6) The participation of Furnas in this project is only technical. Furnas is not taking part of the share capital of the company and, therefore, not entitled to AAR.
(7) Commercial operation by sharing with Copel (TL Caiuá).
(*) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

DFR - Investor Relations Superintendence

Marketletter - Annex III - 2Q17

Operating Information of the Subsidiaries

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)							Others Creditors (b)							Total (a+b)
		2018	2019	2020	2021	2022	2023	After 2023	2018	2019	2020	2021	2022	2023	After 2023
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	34.2	34.2	34.2	34.2	34.2	34.2	382.2	-	-	-	-	-	-	-	587.5
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	36.2	67.1	62.7	69.7	78.4	89.6	2,059.0	128.8	120.3	111.7	103.2	94.6	86.1	206.8	3,314.2
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	39.0	31.9	31.9	31.9	31.9	31.9	84.7	39.4	35.0	35.0	35.0	35.0	35.0	231.1	728.6
	Chesf (19,5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	23,290.7	20,155.6	17,018.8	13,876.8	10,734.9	7,593.0	4,449.9	30,897.5	27,858.4	24,818.8	21,780.2	18,741.1	15,702.0	12,662.6	249,580.4
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%)	22.7	20.6	-	-	-	-	-	-	-	-	-	-	-	-	43.4
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24,5%)	22.8	20.7	-	-	-	-	-	-	-	-	-	-	-	-	43.5
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%)	24.0	21.7	-	-	-	-	-	-	-	-	-	-	-	-	45.7
	Furnas (24,5%)
Norte Energia S.A.	Eletronorte (19,98%)	424.5	532.9	613.4	617.5	621.6	625.8	11,938.5	251.8	350.7	414.5	418.5	422.4	426.4	8,449.1	26,107.8
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	19.0	37.0	37.0	37.0	37.0	37.0	537.0	-	-	-	-	-	-	-	741.0
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Eletronorte (37%)	15.7	31.3	26.1	-	-	-	-	-	-	-	-	-	-	-	73.1
	Chesf (12%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	11.0	22.5	23.7	18.3	13.5	14.4	7.0	110.3
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	119.4	119.4	119.4	119.4	115.7	486.1	1,483.1	41.0	58.7	71.9	76.4	80.8	300.3	780.1	3,971.7
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	32.5	32.5	32.5	32.5	32.5	27.8	91.2	-	-	-	-	-	-	-	281.7
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	4.0	4.0	5.0	6.0	7.0	8.0	128.0	162.0
ESBR Participações S.A.	Chesf (20%)	122.6	171.8	185.0	201.8	201.4	200.9	4,332.9	120.4	163.6	177.0	193.9	194.3	194.8	4,433.4	11,977.4
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	3.0	5.2	5.2	5.2	5.2	5.2	30.2	-	-	-	-	-	-	-	59.1
Pedra Branca S.A.	Chesf (49%)	2.9	5.0	5.0	5.0	5.0	5.0	29.1	-	-	-	-	-	-	-	56.8
Sete Gameleiras S.A.	Chesf (49%)	2.9	5.0	5.0	5.0	5.0	5.0	81.1	-	-	-	-	-	-	-	109.0
Baraúnas I Energética S.A.	Chesf (49%)	3.7	4.9	4.9	4.9	4.9	4.9	39.9	-	-	-	-	-	-	-	68.2
Morro Branco I Energética S.A.	Chesf (49%)	5.2	5.2	5.2	5.2	5.2	5.2	108.8	-	-	-	-	-	-	-	139.7
Mussambê Energética S.A.	Chesf (49%)	2.6	4.5	4.5	4.5	4.5	4.5	41.9	-	-	-	-	-	-	-	67.1
Chapada do Piauí I Holding (2)	Chesf (49%)	21.2	23.2	25.3	27.6	30.0	32.6	405.0	-	-	0.4	0.2	0.1	5.0	78.1	648.8
Chapada do Piauí II Holding (3)	Chesf (49%)	36.9	37.4	37.9	38.3	38.8	39.3	309.8	-	-	-	-	-	-	-	538.4
Eólica Serra das Vacas I S.A.	Chesf (49%)	72.9	70.6	68.0	65.0	61.6	57.9	102.6	-	-	-	-	-	-	-	498.5
Eólica Serra das Vacas II S.A.	Chesf (49%)	66.0	63.9	61.5	58.8	55.8	52.4	92.8	-	-	-	-	-	-	-	451.1
Eólica Serra das Vacas III S.A.	Chesf (49%)	63.9	61.5	58.8	55.8	52.4	48.5	495.3	-	-	-	-	-	-	-	836.2
Eólica Serra das Vacas III S.A.	Chesf (49%)	66.0	63.9	61.5	58.8	55.8	52.4	92.8	-	-	-	-	-	-	-	451.1
Vamcruz I	Chesf (49%)	-	-	-	-	-	-	-	36.5	33.0	31.8	30.5	29.3	28.1	190.4	379.7
Baraúnas II Energética S.A.	Chesf (1,6%)	2.6	3.1	3.1	3.1	3.1	3.1	27.0	-	1.1	1.1	1.1	1.1	1.1	3.3	53.9
Banda de Couro Energética S.A.	Chesf (1,8%)	2.5	4.3	4.3	4.3	4.3	4.3	38.6	-	1.8	1.8	1.8	1.8	1.8	4.0	76.1
Foz do Chapecó	Furnas (40%)	89.0	88.4	75.8	75.8	75.8	75.8	303.1	45.7	45.4	40.2	40.2	40.2	40.2	160.8	1,196.3
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Santo Antônio	Furnas (39%)	495.7	669.9	669.9	669.9	669.9	669.9	6,574.3	495.7	867.8	1,033.7	1,184.9	1,466.1	1,466.1	12,140.1	29,073.9
Teles Pires	Furnas (24,5%)	136.1	180.0	203.4	203.4	203.4	203.4	2,280.5	-	-	-	-	-	-	-	3,409.9
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	2.9	2.8	3.0	3.0	3.0	1.0	-	-	-	-	-	-	-	-	15.6
Serra do Facão	Furnas (49,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Retiro Baixo	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Goiás Transmissão	Furnas (49%)	6.7	6.7	6.7	6.7	6.7	6.7	53.7	-	-	-	-	-	-	-	94.0
MGE Transmissão	Furnas (49%)	4.6	9.2	9.2	9.2	9.2	9.2	19.2	-	-	-	-	-	-	-	70.0
Transenergia São Paulo	Furnas (49%)	3.2	4.3	4.3	4.3	4.3	4.3	15.0	-	-	-	-	-	-	-	39.4
Transenergia Renovável	Furnas (49%)	6.0	12.0	12.0	12.0	12.0	12.0	34.2	-	-	-	-	-	-	-	100.5
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	20.4	21.4	22.4	22.4	22.4	22.4	13.1	144.3
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	19.1	19.8	20.5	20.5	20.5	20.5	4.5	125.5
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	-	-	-	-	-	-	-	2.5	4.9	4.9	3.8	3.3	3.3	3.8	26.4
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	-	-	-	-	-	-	-	8.1	16.1	13.1	3.2	3.2	3.2	0.6	47.4
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
São Manoel	Furnas (33,33%)	411.0	390.0	-	-	-	-	-	-	-	-	-	-	-	-	801.0
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	-	-	-	-	-	-	-	20.5	41.0	41.0	41.0	41.0	41.0	320.8	546.0
Caldas Novas Transmissão S.A.	Furnas (49%)	5.0	4.0	-	-	-	-	-	-	-	-	-	-	-	-	9.0
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	-	-	-	-	-	-	6.2	1.5	-	-	-	-	-	7.7
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	10.8	10.8	10.8	10.8	10.8	10.8	82.3	-	-	-	-	-	-	-	147.2
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	0.3	1.9	4.6	6.5	8.1	8.7	77.2	-	-	-	-	-	-	-	107.3
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	16.9	18.6	20.1	21.9	23.9	25.8	280.5	9.7	9.4	11.2	14.4	17.6	21.4	233.8	725.3
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Livramento Holding S.A.	Eletrosul (59%)	3.3	3.3	3.3	3.3	3.3	3.3	21.7	-	-	-	-	-	-	-	41.7
Chuí Holding S.A.	Eletrosul (49%)	23.2	23.2	23.2	23.2	23.2	23.2	185.7	-	-	-	-	-	-	-	325.0
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	2.9	2.9	2.9	2.8	2.7	2.3	11.5		-	-	-	-	-	-	27.8
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99,99%)	2.1	2.1	2.1	2.1	2.1	2.1	17.1	0.9	0.9	0.9	0.9	0.9	0.9	7.5	42.4
Hermenegildo I	Eletrosul (99,99%)	7.2	7.2	7.2	7.2	7.2	7.2	59.4	3.2	3.2	3.2	3.2	3.2	3.2	25.9	147.3
Hermenegildo II	Eletrosul (99,99%)	7.2	7.2	7.2	7.2	7.2	7.2	59.3	3.2	3.2	3.2	3.2	3.2	3.2	25.9	147.3
Hermenegildo III	Eletrosul (99,99%)	6.1	6.1	6.1	6.1	6.1	6.1	50.6	2.7	2.7	2.7	2.7	2.7	2.7	22.1	125.6
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	2.1	2.9	2.9	1.9	-	-	-	0.9	11.0	1.0	0.1	-	-	-	22.6
Paraíso Transmissora de Energia S.A.	Eletrosul (24,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

DFR - Investor Relations Superintendence
Marketletter - Annex III - 2Q17
Operating Information of the Subsidiaries

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Empresa Eletrobras	Eletrobras (1)							Outros Credores (2)							Total (1+2)
	2018	2019	2020	2021	2022	2023	After 2023	2018	2019	2020	2021	2022	2023	After 2023
Eletronorte	258.5	233.6	240.9	233.7	218.9	205.9	718.4	524.3	376.9	335.4	230.2	197.8	199.5	1,507.0	5,481.0
Chesf	305.2	-	-	-	-	-	-	365.4	315.4	155.8	104.0	66.5	63.6	171.9	1,547.8
Furnas	231.0	464.0	486.0	508.0	324.0	112.0	791.0	1,359.0	1,241.0	875.0	621.0	581.0	403.0	717.0	8,713.0
Eletronuclear	254.9	191.4	191.4	147.0	138.1	70.1	515.0	131.9	186.5	199.4	211.6	221.4	236.1	5,164.1	7,859.0
Eletrosul (1)	276.5	256.2	245.9	245.9	245.8	186.0	662.2	168.1	287.6	341.0	402.9	119.2	90.7	244.6	3,772.5
CGTEE	322.1	326.9	326.9	284.6	248.6	220.9	640.8	-	-	-	-	-	-	-	2,370.7
Amazonas GT	47.4	197.0	217.4	216.9	165.0	147.2	143.1	-	-	-	-	-	-	-	1,134.0
Itaipu Binacional	279.9	587.3	626.5	668.8	295.2	58.7	-	486.4	1,021.4	1,090.1	1,163.9	1,240.2	448.4	-	7,966.8
ED Acre (1)	52.2	46.5	46.5	44.5	82.3	55.4	-	-	-	-	-	-	-	-	327.4
ED Alagoas	411.0	367.0	294.0	257.0	127.0	124.0	101.0	2.0	23.0	23.0	23.0	-	-	1.0	1,753.0
ED Amazonas Energia	576.4	278.9	277.8	272.3	269.1	234.0	549.6	-	-	-	-	-	-	-	2,458.1
ED Piauí (1)	470.8	335.5	314.1	266.0	118.3	23.3	82.1	5.4	38.2	38.2	38.2	5.2	5.2	13.9	1,765.4
ED Rondônia	283.8	283.8	269.9	120.5	90.8	76.4	40.3	-	-	-	-	-	-	-	1,165.6
ED Roraima (1)	0.1	0.1	0.0	0.0	0.0	0.0	0.0	-	-	-	-	-	-	-	0.2
(1) It includes promissory notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.